Exhibit 99.1

ARRANGEMENT INVOLVING
GERDAU AMERISTEEL CORPORATION

AND

GERDAU S.A.
AND
GERDAU STEEL NORTH AMERICA INC.

NOTICE OF SPECIAL MEETING
OF HOLDERS OF
COMMON SHARES

TO BE HELD ON

AUGUST 10, 2010

AND

MANAGEMENT PROXY CIRCULAR

July 7, 2010

This Management Proxy Circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please contact your financial, legal or other professional advisers. If you have any questions or require more information with regard to voting your common shares, please contact Laurel Hill Advisory Group Company:

             NORTH AMERICAN TOLL-FREE 1-866-508-3236
Banks and Brokers or collect calls: 416-304-0211

July 7, 2010

Dear Shareholder:

On behalf of the board of directors (“Board”) of Gerdau Ameristeel Corporation (“Gerdau Ameristeel” or the “Corporation”), we are pleased to invite you to attend the special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of the Corporation, to be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on August 10, 2010, commencing at 10:00 a.m. (Toronto time).

The purpose of the Meeting is to consider and vote upon a special resolution (the “Arrangement Resolution”) to approve a proposal from Gerdau S.A. and Gerdau Steel North America Inc. (the “Acquiror”), to acquire all of the common shares of Gerdau Ameristeel not already owned, directly or indirectly, by Gerdau S.A. by way of a court-approved plan of arrangement (the “Arrangement”). If the Arrangement is approved and completed, Gerdau Ameristeel will become a wholly-owned subsidiary of the Acquiror and Shareholders will be entitled to receive U.S. $11.00 in cash for each common share held by them.

The purpose of the Arrangement is to make Gerdau Ameristeel an indirect, wholly-owned subsidiary of Gerdau S.A. so that the combined business can benefit from a simplified organizational structure, additional economies of scale and portfolio development in the context of Gerdau S.A.’s global strategy.

After careful consideration, the Board has unanimously determined that the Arrangement is fair to shareholders (other than Gerdau S.A. and its related parties) and is in the best interests of Gerdau Ameristeel. In making this determination, the Board relied on a recommendation from a special committee of independent directors established to consider the Arrangement (the “Special Committee”), as well as a formal valuation of Gerdau Ameristeel’s common shares prepared by the Special Committee’s financial advisor, RBC Dominion Securities Inc., a member company of RBC Capital Markets (“RBC”), and a fairness opinion from RBC that concluded that as of the date of such opinion, the consideration under the transaction was fair, from a financial point of view, to Shareholders (other than Gerdau S.A. and its related parties). The Board, therefore, unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution.

The accompanying management proxy circular (the “Circular”) contains important information about the Arrangement, including a description of the Arrangement, a copy of the formal valuation and the fairness opinion received by the Special Committee from RBC, the conditions to the implementation of the Arrangement, including court approvals, and a discussion of certain tax considerations.

For the Arrangement to proceed, the Arrangement Resolution must be approved at the Meeting by (i) not less than 66 2/3% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote thereon, and (ii) a simple majority of the votes cast by “minority” shareholders (i.e., holders of common shares that are unrelated to Gerdau S.A. and the Acquiror) present in person or represented by proxy and entitled to vote thereon.

If, like most Shareholders, you are not a registered Shareholder but hold your common shares through an intermediary, such as a securities dealer or broker, bank or trust company, you will receive separately from the intermediary instructions on how to vote and receive payment. You should follow carefully the instructions sent out in any communication provided by your intermediary.

If you are a registered Shareholder and are unable to attend the Meeting in person, you may vote by completing and returning the enclosed form of proxy (printed on blue paper) in accordance with the instructions in the Circular and the form of proxy. Each registered Shareholder must complete and return the letter of transmittal (printed on yellow paper) in accordance with the instructions in the Circular and the letter of transmittal.

Your vote is important regardless of how many common shares you own. To ensure that your vote is recorded, please return the enclosed proxy, properly completed and signed, prior to 5:00 p.m. (Toronto time) on August 6, 2010, in the envelope provided for that purpose whether or not you plan to attend the Meeting. We also encourage you to complete, sign, date and return the enclosed letter of transmittal, which will help Gerdau Ameristeel to arrange for the prompt payment for your common shares if the Arrangement is completed.

If you have any questions or need assistance in your consideration of the proposed Arrangement please contact Laurel Hill Advisory Group Company:

NORTH AMERICAN TOLL-FREE 1-866-508-3236
Banks and Brokers or collect calls: 416-304-0211

This is an extremely important matter for the Corporation and we urge you to vote. We look forward to seeing you at the Meeting.

Yours truly,

Joseph Heffernan,	Mario Longhi,
Chairman of the Special Committee	President and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) of Gerdau Ameristeel Corporation (“Gerdau Ameristeel” or the “Corporation”) will be held at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada, on August 10, 2010, commencing at 10:00 a.m. (Toronto time), for the following purposes:

(a)	for Shareholders to consider, pursuant to an interim order of the Ontario Superior Court of Justice dated July 7, 2010 (the “Interim Order”) and, if determined advisable, to pass, with or without amendment, a special resolution (the “Arrangement Resolution”), the full text of which is set out in Exhibit A to the accompanying management proxy circular (the “Circular”), approving an arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) involving Gerdau Ameristeel, the Shareholders, Gerdau Steel North America Inc. (the “Acquiror”) and Gerdau S.A., the purpose of which is to effect the acquisition by Gerdau S.A. of all the outstanding Common Shares not already owned, directly or indirectly, by Gerdau S.A., all as more particularly described in the Circular; and

(b)	to transact such further or other business or matters as may properly come before the Meeting or any adjournment or postponement thereof.

After careful consideration, the Gerdau Ameristeel board of directors (the “Board”) unanimously determined that the Arrangement is fair to Shareholders (other than Gerdau S.A. and its related parties) and that the Arrangement is in the best interests of Gerdau Ameristeel. In making this determination, the Board relied on a recommendation from a special committee of independent directors (the “Special Committee”), as well as a formal valuation of Gerdau Ameristeel’s common shares prepared by the Special Committee’s financial advisor, RBC Dominion Securities Inc., a member company of RBC Capital Markets (“RBC”), and a fairness opinion from RBC that concluded that as of the date of such opinion, the consideration under the transaction was fair, from a financial point of view, to Shareholders (other than Gerdau S.A. and its related parties). The Board, therefore, unanimously recommends that the Shareholders (other than Gerdau S.A. and its related parties) vote in favour of the Special Resolution.

The Arrangement Resolution is described in the Circular, which forms a part of this Notice. The full text of the Arrangement Resolution is set out in Exhibit A to the Circular.

Each Shareholder of record at the close of business on June 18, 2010, the record date established for notice of the Meeting, will be entitled to vote on all matters proposed to come before the Meeting on the basis of one vote for each Common Share held.

Whether or not you plan to attend the Meeting in person, please complete, date, sign and return (in the postage prepaid envelope provided for that purpose) the accompanying form of proxy (printed on blue paper) for use at the Meeting. To be used at the Meeting, proxies must be received by Gerdau Ameristeel’s transfer agent, CIBC Mellon Trust Company no later than 5:00 p.m. (Toronto time) on August 6, 2010 (or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any reconvened Meeting if the Meeting is adjourned or postponed). Non-registered, beneficial Shareholders must follow the instructions provided by their broker, investment dealer, bank, trust company or other intermediary to ensure their vote is counted at the Meeting and should contact the broker, investment dealer, bank, trust company or other intermediary to instruct them to deliver the holder’s Common Shares to the depositary under the Arrangement. If you do not vote, or do not instruct your broker, investment dealer, bank, trust company or other intermediary how to vote, you will not be considered present in person or represented by proxy for the purpose of approving the Arrangement Resolution. The Common Shares represented by a proxy will be voted as directed by you. However, if such a direction is not made, and you have not appointed a proxyholder (other than members of management), then your proxy will be voted FOR the Arrangement Resolution.

You may revoke a proxy by depositing an instrument in writing executed by you or your attorney authorized in writing or by transmitting, by electronic or telephonic means, a revocation that is signed by electronic signature, in each case, that is received:

•	at the registered office of Gerdau Ameristeel by 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting, or any postponement(s) or adjournment(s) of the Meeting, or

•	by the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) of the Meeting, or

•	in any other way permitted by law.

Attendance at the Meeting without voting will not itself revoke a proxy. If you hold your Common Shares through a broker, investment dealer, bank, trust company or other intermediary you must contact your broker, investment dealer, trust company or other intermediary if you wish to revoke or change your voting instructions.

A substantial number of Shareholders do not hold their Common Shares in their own name. Such Common Shares may be beneficially owned by a person but registered either: (a) in the name of an intermediary such as, among others, banks, trust companies, securities dealers or brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant. If Common Shares are shown in an account statement provided to a Shareholder by the intermediary, in almost all cases those Common Shares will not be registered in the name of the Shareholder in the records of the Corporation. Please note that only proxies deposited by registered Shareholders can be recognized and acted upon at the Meeting. As a consequence, non-registered Shareholders should read their intermediaries’ instructions to them regarding how to provide voting instructions.

Pursuant to the Interim Order, a registered holder of Common Shares may dissent in respect of the Arrangement Resolution by following the dissent procedures set forth in Section 190 of the CBCA and the Plan of Arrangement. This dissent right is summarized in the accompanying Circular. If the Arrangement is approved and completed, dissenting Shareholders who comply strictly with the dissent procedures will be entitled to be paid the fair value of their Common Shares. Failure to adhere strictly with the requirements and procedures set out in the CBCA and the Plan of Arrangement may result in the loss or unavailability of any right to dissent. See Principal Legal Matters — Right of Dissent” in the Circular and Exhibit F to the Circular.

DATED at Tampa, Florida on July 7, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

ROBERT E. LEWIS
Vice President, General Counsel and Corporate Secretary

v

GERDAU AMERISTEEL CORPORATION

MANAGEMENT PROXY CIRCULAR

GENERAL INFORMATION

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Gerdau Ameristeel for use at the Meeting and any adjournment or postponement thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Certain capitalized terms used in this Circular that are not otherwise defined have the respective meanings set out under “Glossary of Key Terms”. All summaries of, and references to, the Arrangement Agreement, the Plan of Arrangement, the Interim Order and the Valuation and Fairness Opinion are qualified in their entirety by reference to the complete text of these documents attached as exhibits to this Circular. Shareholders are urged to read carefully the full text of these exhibits. Information contained in this Circular is given as of July 7, 2010 unless otherwise specifically stated.

INFORMATION CONTAINED IN THIS CIRCULAR

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

All information (including financial information) contained or incorporated by reference in this Circular relating to Gerdau S.A. and the Acquiror has been provided to Gerdau Ameristeel by Gerdau S.A. and the Acquiror. The Board has relied upon such information without having made independent inquiries as to the accuracy or completeness thereof; however, the Board has no reason to believe such information is misleading or inaccurate. Neither the Board nor Gerdau Ameristeel assumes any responsibility for the accuracy or completeness of such information, nor for any omission on the part of Gerdau S.A. or the Acquiror to disclose facts or events which may affect the accuracy or completeness of any such information.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

If you hold Common Shares through a broker, investment dealer, bank, trust company or other intermediary, you should contact your intermediary for instructions and assistance in voting and surrendering the Common Shares that you beneficially own.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Gerdau Ameristeel is a corporation existing under the laws of Canada. The solicitation of proxies and the transaction contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the 1934 Act are not applicable to Gerdau Ameristeel or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Canadian laws may differ from requirements under U.S. corporate and securities laws relating to U.S. corporations. In connection with the Arrangement, Gerdau Ameristeel, the Acquiror and Gerdau S.A. will file with the SEC a transaction statement under Section 13(e) of the 1934 Act and Rule 13e-3 (the “Schedule 13E-3”) thereunder, which transaction statement will incorporate by reference certain portions of this Circular.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Gerdau Ameristeel and the Acquiror exist under the laws of Canada and Gerdau S.A. exists under the laws of Brazil and that some or all of their respective officers and directors are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. You may not be able to sue a Canadian or Brazilian corporation or its respective officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian or Brazilian corporation and its affiliates to subject themselves to a judgment by a U.S. court.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Certain information concerning the income tax consequences of the Arrangement to Shareholders is set forth in “Principal Legal Matters — Certain Canadian Federal Income Tax Considerations” and “Principal Legal Matters — Certain United States Federal Income Tax Considerations”. Shareholders should be aware that the transactions contemplated in this Circular may have tax consequences in Canada and any other jurisdiction in which a Shareholder is subject to income taxation. Such consequences may not be described fully in this Circular.

DOLLAR AMOUNTS; FISCAL YEARS

Unless otherwise stated in this Circular, all references to dollar amounts are to United States dollars and all references to fiscal years (including references to “fiscal” followed by a specific year) refer to the one year period ended on December 31 in that year.

EXCHANGE RATE INFORMATION

Each of Gerdau Ameristeel and Gerdau S.A., respectively, publishes its consolidated financial statements in United States dollars rather than Canadian dollars. The following table sets out, for each fiscal year and period indicated, the high and low exchange rates for U.S. dollars expressed in Canadian dollars (C$), the average of those exchange rates on the last business day of each month during that period and the exchange rate at the end of that period, based on the noon rate in U.S. dollars as quoted by the Bank of Canada (the “Noon Rate”). Such rates are set out as Canadian dollars per US$1.00.

	Period End	Average	Low	High
	(C$)	(C$)(1)	(C$)	(C$)

January 1, 2010 through July 6, 2010	1.0498	1.0431	0.9961	1.0778
Fiscal 2009	1.0466	1.1374	1.0292	1.3000
Fiscal 2008	1.2246	1.0716	0.9719	1.2969
Fiscal 2007	0.9881	1.0666	0.9170	1.1853

(1)	The average of the daily Noon Rate on the last business day of each month during the period.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Circular contains or incorporates by reference statements that, to the extent that they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable securities legislation. Such statements describe the Corporation’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words “plans”, “expects”, “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “believes” and other words and terms of similar meaning. Although Gerdau Ameristeel believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Gerdau Ameristeel to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information. These risks and uncertainties include the satisfaction of the conditions to consummate the Arrangement, including the approval of the Arrangement Resolution by Shareholders and the Court, the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement, the delay of consummation of the Arrangement or failure to complete the Arrangement for any other reason and the amount of the costs, fees, expenses and charges related to the Arrangement. Any forward-looking statements in this Circular are based on current information as of the date of this Circular and the Corporation does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

SUMMARY

The following is a summary of certain information contained in this Circular and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or incorporated by reference in this Circular. Certain capitalized terms used in this summary are defined in the Glossary of Key Terms in this Circular. Shareholders are urged to read this Circular, the materials incorporated by reference herein and the exhibits hereto carefully and in their entirety.

Parties to the Proposed Arrangement

Gerdau Ameristeel

Gerdau Ameristeel Corporation (formerly Co-Steel Inc.) was incorporated under the laws of the Province of Ontario by letters patent dated September 10, 1970. The Corporation was continued under the CBCA on May 25, 2006. The Corporation is the result of a combination of the North American operations of Brazilian steelmaker Gerdau S.A. and Canadian steelmaker Co-Steel Inc. completed on October 23, 2002.

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 10 million metric tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Corporation’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission, and equipment manufacturing.

Gerdau S.A.

Gerdau S.A. is a corporation incorporated under the laws of Brazil and indirectly owns 66.3% of the outstanding Common Shares. Gerdau S.A. is the leading producer of long steel in the Americas and one of the world’s largest suppliers of special long steel. It has plants in 14 countries spanning the Americas, Europe and Asia, with total installed capacity of more than 25 million metric tons of steel. It is the largest recycler in Latin America, transforming millions of metric tons of scrap into steel every year, Gerdau S.A.’s shares are listed on the stock exchanges of São Paulo (Bovespa: GGBR4 and GGBR3), New York (NYSE: GGB) and Madrid (Latibex: XGGB).

Gerdau Steel North America Inc.

Gerdau Steel North America Inc., or the Acquiror, is a corporation incorporated under the CBCA and is an indirect wholly owned subsidiary of Gerdau S.A.

Gerdau Steel North America Inc. directly owns 66.3% of the outstanding Common Shares and is the Acquiror under the Plan of Arrangement.

Date, Time and Place of Meeting

The Meeting will be held on August 10, 2010 at 10:00 a.m. (Toronto time) at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada.

Record Date

All Registered Shareholders as of the close of business on June 18, 2010, the Record Date for the Meeting, are entitled to receive notice of and attend, and to vote at, the Meeting or any adjournments or postponements of the Meeting. As of June 18, 2010, there were 433,570,437 Common Shares outstanding and entitled to vote at the Meeting. As of June 18, 2010, the Acquiror held 287,375,350 Common Shares. The Acquiror intends to vote these Common Shares in favour of the Arrangement Resolution.

Special Business to be Conducted at the Meeting

At the Meeting, Shareholders will be asked to consider and, if determined advisable, to pass, with or without amendment, the Arrangement Resolution, the full text of which is attached as Exhibit A to this Circular. The Arrangement Resolution will also be subject to approval by the Public Shareholders.

Shareholder Approvals Required

The Interim Order provides that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without amendment, by:

(a)	66 2/3% of the votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote thereon; and

(b)	a simple majority of the votes cast by Public Shareholders voting at the Meeting and present in person or represented by proxy and entitled to vote thereon.

Gerdau S.A. currently indirectly holds, through the Acquiror, 66.3% of the Common Shares. Gerdau S.A. has advised the Corporation that it will vote, or cause to be voted, all such Common Shares held, directly or indirectly, by it in favour of the Arrangement Resolution.

The Arrangement

Pursuant to the Plan of Arrangement, provided the Arrangement Resolution is approved by the Required Vote and all the other conditions to closing of the Arrangement are satisfied or waived, among other things (i) the Acquiror will acquire all of the outstanding Common Shares (other than those Common Shares held by Dissenting Shareholders and Gerdau S.A. and its subsidiaries) for a price equal to the Acquisition Price, without interest and subject to applicable withholding taxes, (ii) Options, SARs, PSUs, RSUs and Phantom Shares will be converted to awards in respect of ADSs based on the relative value of a Common Share to an ADS as at the closing of the Arrangement in order to maintain an equivalent intrinsic value of the Award at the time of the exchange (by applying a conversion factor equal to the final closing price of a Common Share on the NYSE divided by the closing price of an ADS on the NYSE on the last trading day immediately preceding the Effective Date), and DSUs will be redeemed as of the Effective Date for the Acquisition Price per DSU, (iii) the Common Shares held or to be contributed in the future for the benefit of Mario Longhi will be exchanged for ADSs at the Effective Time based on the relative value of a Common Share to an ADS and (iv) each participant’s employee loan under the Co-Steel Share Loan Plan will become immediately payable. If the Arrangement Resolution is approved, the Arrangement will be implemented by way of a Court approved plan of arrangement under the CBCA. The Corporation will file the Articles of Arrangement as soon as practicable after the conditions set out in the Arrangement Agreement have been satisfied or waived by the Parties and upon obtaining the Final Order, at which time the Arrangement will become effective. For additional information see “Information Regarding the Arrangement”.

Background

The Arrangement Agreement is the result of negotiations among representatives of the Corporation, the Special Committee, the Acquiror and Gerdau S.A., and their respective advisors.

On April 11, 2010, the Board was advised that Gerdau S.A. might consider making a proposal to acquire the Common Shares that it did not already own. The Board considered that, in that context, it would be desirable to establish a committee of independent directors for purposes of supervising the preparation of a formal valuation of the Common Shares that would be required by MI 61-101 in connection with any transaction that might be proposed, and resolved, among other things, to constitute a committee of the Board comprised of “independent directors” (as that term is defined in MI 61-101) with the members being Mr. Joseph Heffernan, as Chair, and Messrs. Spencer Lanthier, Richard McCoy, Rick Mills and Arthur Scace. At that time, the mandate of the Special Committee was to select and engage an independent valuator to prepare a formal valuation and to supervise the preparation of such formal valuation.

On April 12, 2010, the Special Committee engaged Gowling Lafleur Henderson LLP (“Gowlings”) as counsel to provide it with independent legal advice and on April 19, 2010, the Special Committee engaged RBC Dominion Securities Inc., a member company of RBC Capital Markets (“RBC”) as independent valuator and financial advisor to the Special Committee.

The Special Committee met on a number of occasions between the date it was established and June 1, 2010 (being the date the Special Committee delivered its recommendation to the Board), to receive progress reports from RBC as to its ongoing valuation work and related issues, to receive the results of RBC’s analysis, to discuss in detail the approach taken by RBC to value the Common Shares in light of the requirements of MI 61-101 and to consider a possible transaction with Gerdau S.A. The Special Committee and its legal and financial advisors also contacted representatives of Gerdau S.A. and Gerdau Ameristeel management and their legal and financial advisors on a number of occasions to obtain additional information required by the Special Committee in its consideration of a possible transaction between the Corporation and Gerdau S.A. and to raise with Gerdau S.A. and Gerdau Ameristeel management various questions of the Special Committee with respect to a possible transaction with Gerdau S.A.

On June 1, 2010, Gerdau S.A. presented its proposal to the Corporation to acquire all of the Common Shares of the Corporation that it did not already own for $11.00 per share in cash. The Special Committee met to discuss the Proposal and during that meeting it was confirmed that RBC would deliver the Valuation and Fairness Opinion to the effect that, as of June 1, 2010, the proposed price of $11.00 per share was fair from a financial point of view to the Public Shareholders. At that meeting, the Special Committee determined, among other things, to support a transaction at the price contemplated by the Proposal (the “Transaction”), subject to negotiation and finalization of definitive documentation. Following the meeting of the Special Committee, the Board met to receive the Proposal and the report and recommendation of the Special Committee. The Board determined, among other things, to support the Transaction, subject to negotiation and finalization of definitive documentation. At that meeting, the mandate of the Special Committee was also amended to provide it with the authority to supervise the negotiation of any agreement to be entered into in connection with the Transaction and to supervise the preparation of, among other things, the information circular in connection with the Transaction. Before markets opened on Wednesday, June 2, 2010, Gerdau S.A. and the Corporation issued a joint press release announcing that Gerdau S.A. had delivered to the Board a proposal to acquire all of the Common Shares that Gerdau S.A. does not already own for $11.00 cash per share.

From June 7, 2010 until June 29, 2010, the parties engaged in extensive discussions and negotiations relating to the Arrangement Agreement. The Special Committee met to review matters relating to the Arrangement Agreement. On June 29, 2010, the Special Committee met to review and approve the final draft of the Arrangement Agreement and at that meeting determined, among other things, to recommend that the Board approve the Arrangement. Following the meeting of the Special Committee, on June 29, 2010 the Board met to review and approve the final draft of the Arrangement Agreement and to receive the report and recommendation of the Special Committee that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation. At that meeting, the Board determined, among other things, to approve the Arrangement Agreement. Before markets opened on June 30, 2010, Gerdau S.A. and the Corporation issued a joint press release announcing that the Parties had entered into the Arrangement Agreement.

On July 7, 2010, Gerdau S.A., the Acquiror and the Corporation entered into the Amending Agreement to amend the terms of the Arrangement Agreement and Plan of Arrangement to reflect the advice provided by the Transfer Agent that all of the Common Shares that were required to be purchased on behalf of participants in the Co-Steel Share Loan Plan had in fact been purchased and were outstanding on the Record Date.

Valuation and Fairness Opinion

RBC, the independent valuator retained by the Special Committee in connection with its consideration of the Arrangement, prepared the Valuation and Fairness Opinion in accordance with MI 61-101. Shareholders are urged to read the Valuation and Fairness Opinion, the full text of which is attached as Exhibit E to this Circular, carefully and in its entirety. Based upon and subject to the factors set out in the Valuation and Fairness Opinion, RBC advised the Special Committee that, in its opinion as at June 1, 2010, the fair market value of the Common Shares was in the range of $11.00 to $13.00 per common share, and that the consideration under the Transaction (as hereinafter defined) was fair, from a financial point of view, to the Public Shareholders. For additional information see “Information Regarding the Arrangement — Valuation and Fairness Opinion”.

Recommendation of the Special Committee

Having received the Valuation and Fairness Opinion, the Special Committee, after consultation with its financial and legal advisors, unanimously recommended that the Board approve the Arrangement and recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement. For additional information see “Information Regarding the Arrangement — Recommendation of the Special Committee”.

Recommendation of the Board

The Board, having received the recommendation of the Special Committee and after consultation with its legal advisors, unanimously (with the Gerdau Designees declaring their interests in the Arrangement and abstaining from voting) determined that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation. Accordingly, the Board unanimously recommends (with the Gerdau Designees declaring their interests in the Arrangement and abstaining from voting) that the Public Shareholders vote in favour of the Arrangement Resolution. For additional information see “Information Regarding the Arrangement — Recommendation of the Board”.

Interest of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel

In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain members of the Board and executive officers of Gerdau Ameristeel have certain interests in the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See “Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel” in this Circular.

Court Approval

The Arrangement requires Court approval under the CBCA. Prior to mailing this Circular, Gerdau Ameristeel obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters. If the Arrangement Resolution is approved by Shareholders in the manner required by the Interim Order, the hearing in respect of the Final Order will take place on or about August 12, 2010, at 10:00 a.m. (Toronto time) in the Court located at 330 University Avenue, Toronto, Ontario. At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Arrangement to Public Shareholders. For additional information see “Information Regarding the Arrangement — Court Approval of the Arrangement and Completion of the Arrangement”.

The Corporation Following the Arrangement

Following the completion of the Arrangement, the Corporation will be a wholly-owned subsidiary of the Acquiror.

Certain Canadian Federal Income Tax Considerations

A Shareholder resident in Canada for the purposes of the ITA who holds Common Shares as capital property and who disposes of those Common Shares to the Acquiror pursuant to the Arrangement, will realize a capital gain (or capital loss) equal to the amount by which the cash received by such Shareholder, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of those Common Shares.

Shareholders who are not resident in Canada for the purposes of the ITA will not be subject to Canadian income tax under the ITA in respect of any capital gain realized on a disposition of their Common Shares under the Arrangement, unless those Common Shares constitute “taxable Canadian property” (within the meaning of the ITA) of such Shareholders and the gain is not exempt from tax by virtue of the provisions of an applicable income tax treaty or convention.

The foregoing is qualified by the more detailed summary in this Circular. For additional information see “Principal Legal Matters — Certain Canadian Federal Income Tax Considerations”.

Certain United States Federal Income Tax Considerations

The transfer of Common Shares by a U.S. Holder (as defined below in the section entitled “Principal Legal Matters — Certain United States Federal Income Tax Considerations”) in exchange for cash pursuant to the Arrangement will be a taxable transaction for United States federal income tax purposes. As a result, a U.S. Holder generally will recognize a gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the Common Shares transferred in the Arrangement and the amount of the cash received in the Arrangement, subject to certain considerations relating to “passive foreign investment companies”.

A Non-U.S. Holder (as defined below in the section entitled “Principal Legal Matters — Certain United States Federal Income Tax Considerations”) generally will not be subject to United States federal income tax on any gain realized in respect of Common Shares transferred in the Arrangement, subject to certain exceptions.

Shareholders should read carefully the information in the section below entitled “Principal Legal Matters — Certain United States Federal Income Tax Considerations,” which qualifies in its entirety the brief summary set forth above. Each Shareholder should consult its own tax advisor to determine the particular tax consequences to such Shareholder of the Arrangement.

Right to Dissent

A Registered Shareholder who wishes to dissent must provide a written objection to the Arrangement Resolution (a “Dissent Notice”) to Gerdau Ameristeel Corporation, 4221 W. Boy Scout Blvd., Suite 600, Tampa, Florida, 33607, Attention: Robert E. Lewis, Facsimile number (813) 207-2251 prior to 5:00 p.m. (Toronto time) two Business Days prior to the Meeting (or any adjournment or postponement thereof). It is important that Registered Shareholders strictly comply with this requirement, as it is different from the statutory dissent provisions of the CBCA that would otherwise permit a Dissent Notice to be provided at or prior to the Meeting.

Pursuant to the Interim Order, Registered Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA and the Plan of Arrangement. A Dissenting Shareholder will be entitled, if the Arrangement becomes effective, to be paid by the Corporation the fair value of the Common Shares held by such Dissenting Shareholder determined immediately prior to the adoption of the Arrangement Resolution. Failure to comply strictly with the dissent procedures set out in the Interim Order may result in the loss or unavailability of a Shareholder’s dissent rights. For additional information see “Principal Legal Matters — Right of Dissent”.

Stock Exchange Listings

The Common Shares are currently listed on the TSX and NYSE. After the Effective Time, the necessary applications and filings will be made to delist the Common Shares from the TSX and NYSE.

Closing and Effective Time

If the Arrangement Resolution is approved by Shareholders in the manner required by the Interim Order and the Final Order is obtained on August 12, 2010, the closing of the Arrangement is currently expected to occur on August 16, 2010 or such other date as Gerdau Ameristeel and Gerdau S.A. may mutually determine. The Effective Time will be the time on the Effective Date that the Certificate is issued. For additional information see “Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement”.

SPECIAL MEETING OF HOLDERS OF COMMON SHARES

Date, Time and Place of Meeting

The Meeting will be held on August 10, 2010 commencing at 10:00 a.m. (Toronto time) at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada.

Record Date

All Registered Shareholders as of the close of business on June 18, 2010, the Record Date for the Meeting, are entitled to receive notice of and attend, and to vote at, the Meeting or any adjournments or postponements of the Meeting. As of the Record Date, there were 433,570,437 Common Shares outstanding and entitled to vote at the Meeting. As of the Record Date, the Acquiror held 287,375,350 Common Shares. The Acquiror intends to vote these Common Shares in favour of the Arrangement Resolution.

Special Business to be Conducted at the Meeting

At the Meeting, Shareholders will be asked to consider and, if determined advisable, to approve, with or without amendment, the Arrangement Resolution. The Arrangement Resolution will also be subject to approval by the Public Shareholders. Copies of the full text of the Arrangement Resolution, the Arrangement Agreement and the form of Plan of Arrangement are attached as Exhibit A, Exhibit B, and Schedule A to Exhibit B, respectively, to this Circular.

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by management of the Corporation for use at the Meeting to be held at the time and place and for the purposes set out in the accompanying Notice or any adjournment or postponement thereof. The information contained herein is given as at July 7, 2010, unless indicated otherwise. This Circular, the Notice, the accompanying form of proxy and Letter of Transmittal are being mailed on or about July 8, 2010 to Shareholders of record as of the Record Date. Except as described below, the Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice, the accompanying form of proxy and Letter of Transmittal, as well as the costs of the solicitation of proxies. The solicitation will be primarily by mail. However, officers and regular employees of the Corporation may also solicit proxies (but not for additional compensation) personally, by telephone or other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies, and will be reimbursed for their reasonable expenses in doing so. Gerdau Ameristeel and Gerdau S.A. have retained Laurel Hill Advisory Group Company (“Laurel Hill”) to solicit proxies from Shareholders. Pursuant to the agreement with Laurel Hill, Gerdau S.A. has agreed to pay a base fee of $15,000 plus an additional fee of $20,000 following the approval of the Arrangement Resolution at the Meeting. Gerdau S.A. has also agreed to reimburse Laurel Hill for reasonable out-of-pocket expenses in connection with the solicitation of proxies and to indemnify Laurel Hill in certain circumstances.

Appointment of Proxies

The persons named in the accompanying form of proxy are Mario Longhi and Robert E. Lewis each of whom is a representative of management of the Corporation. Each Shareholder has the right to appoint a person, other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to attend and act for and on behalf of the Shareholder at the Meeting. This right may be exercised by inserting such person’s name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy.

A proxy must be in writing, must be dated the date on which it is executed, must be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of that corporation and, if the proxy is to apply to less than all the Common Shares registered in the name of the Shareholder, must specify the number of Common Shares to which it is to apply. A proxy will not be valid unless the form of proxy is delivered to the office of CIBC Mellon Trust Company by not later than 5:00 p.m. (Toronto time) on August 6, 2010 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any subsequent adjournment or postponement thereof at which the proxy is to be used.

Non-Registered Shareholders

Only Registered Shareholders, or the persons that they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)	in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as CDS) of which an Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation will distribute copies of the Meeting materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Generally, Non-Registered Shareholders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on which type of form they receive.

(a)	Voting Instruction Form. In most cases, a Non-Registered Shareholder will receive, as part of the Meeting materials, a voting instruction form. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote at the Meeting should be forwarded by the Intermediary to the Non-Registered Shareholder.

(b)	Form of Proxy. Less frequently, a Non-Registered Shareholder will receive, as part of the Meeting materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise uncompleted. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must complete the form of proxy and deposit it with CIBC Mellon Trust Company as described above. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Shareholder’s behalf), the Non-Registered Shareholder must strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided.

Revocation of Proxies

A Registered Shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so:

(a)	by delivering another properly executed form of proxy bearing a later date to CIBC Mellon Trust Company, no later than August 6, 2010 at 5:00 p.m. (Toronto time) or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any subsequent adjournment or postponement thereof at which the proxy is to be used;

(b)	by depositing an instrument in writing revoking the proxy executed by the Shareholder or by the Shareholder’s attorney authorized in writing:

(i)	at the registered office of the Corporation at 1801 Hopkins Street South, Whitby, Ontario, L1N 5T1, Canada, addressed to the Corporate Secretary of the Corporation, by 5:00 p.m. (Toronto time) on the last

Business Day preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used; or

(ii)	with the Chair of the Meeting, at or immediately prior to the commencement of the Meeting, or any adjournment(s) or postponement(s) thereof; or

(c)	in any other manner permitted by law.

A Non-Registered Shareholder should contact his or her Intermediary and carefully follow the instructions provided by the Intermediary in order to revoke a voting instruction form (or a proxy).

Voting of Shares Represented by Management Proxies

Common Shares represented by properly executed proxies in favour of the management representatives named in the accompanying form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the Common Shares will be voted in accordance with the specifications so made. Where Shareholders have properly executed proxies in favour of the management representatives named in the accompanying form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the Common Shares represented thereby, such Common Shares will be voted in favour of the approval of the Arrangement Resolution. The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Securities and Principal Holders

As of the Record Date, there were 433,570,437 Common Shares outstanding. Holders of Common Shares are entitled to cast one vote per Common Share held by them on the Arrangement Resolution and any other matter that may properly come before the Meeting.

Gerdau S.A. indirectly owns a total of 287,375,350, or approximately 66.3%(1), of the issued and outstanding Common Shares. Gerdau S.A. is the only Shareholder of the Corporation known to the directors or officers of the Corporation to own beneficially, directly or indirectly, or to exercise control or direction over, more than 10% of the issued and outstanding Common Shares as of the Record Date.

Intentions With Respect to the Arrangement

Gerdau S.A. has advised the Corporation that it will vote all its Common Shares in favour of the Arrangement Resolution. However, solely for purposes of the “majority of the minority” approval requirements of MI 61-101 which apply to the Arrangement, Gerdau S.A., the Acquiror, the Corporation and, subject to certain exceptions, any other “related party” of Gerdau S.A., the Acquiror and the Corporation within the meaning of MI 61-101 and any person acting jointly or in concert with any of the foregoing in respect of the Arrangement, are not Public Shareholders and are therefore excluded from the “majority of the minority” approval of the Arrangement Resolution. As at the Record Date, an aggregate of 291,762,026 Common Shares will not be counted for purposes of the vote by Public Shareholders.

As at the Record Date, the directors and executive officers of the Corporation (including the Gerdau Designees) collectively control approximately 7,627,169, or approximately 1.76% of the issued and outstanding Common Shares. Of these Common Shares, 2,431,001 are controlled by the Gerdau Designees, each of whom is a related party of Gerdau S.A. for the purposes of MI 61-101 and therefore will not be counted for the purposes of the vote by Public Shareholders. Each of the directors and executive officers of the Corporation have indicated that they intend to vote the Common Shares that he or she owns in favour of the Arrangement Resolution.

(1) Metalúrgica Gerdau S.A. and its controlled companies hold 76.16% of the voting capital of Gerdau S.A. The Gerdau Johannpeter family indirectly controls Metalúrgica Gerdau S.A., collectively holding 68.08% of the voting capital and 24.30% of the total capital of Metalúrgica Gerdau S.A. The majority shareholder of Gerdau Ameristeel does not have voting rights different from other shareholders.

INFORMATION REGARDING THE ARRANGEMENT

General

On June 29, 2010, Gerdau S.A., the Acquiror and the Corporation entered into the Arrangement Agreement, which sets out the terms and conditions for implementing the Plan of Arrangement. On July 7, 2010, Gerdau S.A., the Acquiror and the Corporation entered into the Amending Agreement to amend the terms of the Arrangement Agreement and Plan of Arrangement to reflect the advice provided by the Transfer Agent that all of the Common Shares that were required to be purchased on behalf of participants in the Co-Steel Share Loan Plan had in fact been purchased and were outstanding on the Record Date. The full text of the Arrangement Agreement (as well as the Amending Agreement) is attached to this Circular as Exhibit B.

Pursuant to the Plan of Arrangement, provided the Arrangement Resolution is approved by the Required Vote and all the other conditions to closing of the Arrangement are satisfied or waived, among other things (i) the Acquiror will acquire all of the outstanding Common Shares (other than those Common Shares held by Dissenting Shareholders and Gerdau S.A. and its subsidiaries) for a price equal to $11.00 cash per share, without interest and subject to applicable withholding taxes, (ii) Options, SARs, PSUs, RSUs and Phantom Shares will be converted to awards in respect of ADSs based on the relative value of a Common Share to an ADS as at the closing of the Arrangement in order to maintain an equivalent intrinsic value of the Award at the time of the exchange (by applying a conversion factor equal to the final closing price of a Common Share on the NYSE divided by the closing price of an ADS on the NYSE on the last trading day immediately preceding the Effective Date), and DSUs will be redeemed as of the Effective Date for $11.00 per DSU, (iii) the Common Shares held or to be contributed in the future for the benefit of Mario Longhi will be exchanged for ADSs at the Effective Time based on the relative value of a Common Share to an ADS and (iv) each participant’s employee loan under the Co-Steel Share Loan Plan will become immediately payable. If the Arrangement Resolution is approved, the Arrangement will be implemented by way of a Court approved plan of arrangement under the CBCA. The Corporation will file the Articles of Arrangement as soon as practicable after the conditions set out in the Arrangement Agreement have been satisfied or waived by the parties and upon obtaining the Final Order, at which time the Arrangement will become effective. Upon completion of the Arrangement, the Corporation will become a private, wholly-owned subsidiary of the Acquiror.

Background to the Proposal

The Arrangement Agreement is the result of negotiations among representatives of the Corporation, the Special Committee, the Acquiror and Gerdau S.A., and their respective advisors. The following is a summary of the principal events leading up to the Proposal (as hereinafter defined) and the announcement thereof.

On Tuesday, April 6, 2010, Mr. Phillip Casey, Chairman of the Board, was advised by Dr. Jorge Gerdau Johannpeter that Gerdau S.A. might consider making a proposal to acquire the Common Shares held by the Public Shareholders. Mr. Casey advised Mr. Joseph Heffernan, a director of the Corporation, of this development, and Mr. Heffernan contacted each of the members of the Board who are not members of management or Gerdau Designees (the “Independent Directors”) to set up an in camera meeting to discuss this development. Mr. Heffernan also made initial inquiries into potential counsel for the Independent Directors.

On Wednesday, April 7, 2010, Mr. Casey contacted Dr. Johannpeter for clarification of certain information. Mr. Osvaldo Burgos Schirmer, Executive Vice President and Chief Financial Officer of Gerdau S.A., responded to such questions and noted that Gerdau S.A. had not formulated a current intention to make a proposal. Mr. Schirmer advised that Gerdau S.A. had engaged J.P. Morgan as financial advisor, Simpson Thacher & Bartlett LLP (“STB”) as U.S. counsel and Goodmans LLP (“Goodmans”) as Canadian counsel to assist Gerdau S.A. in considering whether to make a proposal.

Messrs. Heffernan, Casey, Richard McCoy, Spencer Lanthier, Rick Mills and Arthur Scace (being all of the Independent Directors) met by way of conference call on April 7, 2010, with a representative of Gowlings, potential counsel for the Independent Directors, present. Following discussion, it was agreed that Mr. Casey would inform Dr. Johannpeter that a Board meeting to establish a special committee would be required before further action could be taken.

Following that meeting, Messrs. Casey and Heffernan had discussions with the Gerdau Designees, Mr. Schirmer and Mr. Expedito Luz, Executive Vice President and General Counsel of Gerdau S.A., in which Messrs. Casey and Heffernan indicated that a special committee would be required before further action could be taken and it was agreed that this would be communicated to the Board.

At a meeting of the Board held on Sunday, April 11, 2010, the Board was advised that Gerdau S.A. might consider making a proposal to acquire the Common Shares that it did not already own. The Board considered that, in that context, it would be desirable to establish a committee of independent directors for purposes of supervising the preparation of a formal valuation of the Common Shares that would be required by MI 61-101 in connection with any transaction that might be proposed, and resolved, among other things, to constitute a committee of the Board (the “Special Committee”) comprised of “independent directors” (as that term is defined in MI 61-101) with the members being Mr. Heffernan, as Chair, and Messrs. Lanthier, McCoy, Mills and Scace. At that time, the mandate of the Special Committee was to select and engage an independent valuator to prepare a formal valuation and to supervise the preparation of such formal valuation.

On Monday, April 12, 2010, the Special Committee held its first meeting in person to discuss engaging legal counsel and an independent valuator. The Special Committee determined to engage Gowlings as counsel to provide it with independent legal advice, including advice regarding the duties and responsibilities of the Special Committee and the application of MI 61-101. The Special Committee also determined to invite three investment banking firms for interviews for the role of independent valuator.

On Thursday, April 15, 2010, the Special Committee met again in person and, among other things, interviewed three investment banking firms for the role of independent valuator. The Special Committee sought information from these firms regarding depth of industry experience, experience with transactions of a similar nature, international capabilities, availability to start working immediately, assigned personnel and their backgrounds, the process to be employed for the valuation, the timeline for work completion and the fee structure in general. At the meeting, the Special Committee also discussed, among other things, the possibility of considering alternative transactions and seeking clarification on Gerdau S.A.’s position as to whether it would consider selling its interest in the Corporation. The Special Committee also discussed a proposed confidentiality agreement received from counsel to Gerdau S.A. and related standstill provisions. Following the meeting, the three firms finalized and submitted their fee proposals.

The Special Committee then met again by way of conference call on Friday, April 16, 2010 and discussed the three candidate firms. The Special Committee determined to engage RBC as independent valuator, subject to certain changes to its fee proposal. RBC agreed to such changes and the engagement was confirmed and RBC started its work that weekend. At the meeting, the Special Committee further discussed the extent to which it should consider alternative transactions. It was agreed that Mr. Heffernan would inquire as to Gerdau S.A.’s interest in considering alternative transactions. Following the meeting, Mr. Heffernan advised Mr. Casey, Mr. Lewis and Ms. Barbara Smith, Vice President, Finance, Chief Financial Officer and Assistant Secretary of the Corporation, of RBC’s engagement and the next steps that the Special Committee contemplated.

On Monday, April 19, 2010, the Corporation formally entered into an engagement letter with RBC. Also on April 19, 2010, Mr. Heffernan had a call with RBC and Gowlings to discuss next steps. Mr. Heffernan then wrote to Mr. Schirmer on behalf of the Special Committee to formally ask whether Gerdau S.A. would consider an offer by a third party to purchase all of the Common Shares, including those held by Gerdau S.A.

On Tuesday, April 20, 2010, in response to the question from the Special Committee, Gerdau S.A. confirmed that neither it nor any of its subsidiaries was prepared to pursue or support a transaction in which they would dispose of any of their interest in the Corporation or in which a third party would acquire Common Shares, either from the Public Shareholders or from treasury.

During the weeks of April 26, 2010 and May 3, 2010, RBC undertook due diligence, which included a site visit to the Corporation’s Cartersville, Georgia mill and meetings with Mr. Lewis, Ms. Smith and Mr. Mario Longhi, the President and Chief Executive Officer of the Corporation and a director of the Corporation in Tampa, Florida, and prepared its preliminary financial analysis.

On Monday, May 10, 2010, the Special Committee met in person to receive a presentation by RBC on its preliminary financial analysis of the Corporation. RBC noted that it had not reached any conclusions with respect to the formal valuation or any of the assumptions relating thereto and that it was continuing to process additional information from the Corporation. At that meeting, the Special Committee also discussed the proposed confidentiality agreement and unresolved matters relating to the standstill.

Following the Special Committee meeting, Mr. Heffernan asked Mr. Casey to meet with RBC to review the assumptions behind RBC’s analysis to ensure that his extensive industry experience was being utilized in the valuation process. On Tuesday, May 11, 2010, Mr. Casey met with RBC and Mr. Heffernan.

Also on May 11, 2010, Mr. Heffernan met with Mr. Schirmer to generally discuss the analysis being undertaken by RBC and differences between that analysis and similar work that was being undertaken for Gerdau S.A. by J.P. Morgan with a view to determining whether RBC and J.P. Morgan were utilizing consistent valuation methodologies.

On Friday, May 14, 2010, J.P. Morgan met with RBC at RBC’s offices in Toronto. Following the meeting, RBC reported to Mr. Heffernan, and Mr. Heffernan provided a written report to the Special Committee regarding the different approaches taken by RBC and J.P. Morgan and that RBC saw no reason to make any changes in its ongoing analysis as a result of the discussion with J.P. Morgan. RBC and J.P. Morgan, and Mr. Heffernan and Mr. Schirmer, had further discussions over the following days concerning the financial analysis that was being undertaken by the two financial advisors. During the course of these discussions, Mr. Schirmer advised Mr. Heffernan that Gerdau S.A. believed that $9.00 per share would be a fair price for the Common Shares in the context of any potential transaction.

On Tuesday, May 25, 2010, Messrs. Heffernan and Schirmer had a call wherein Mr. Schirmer indicated that the financial analysis that had been undertaken by J.P. Morgan suggested that, if Gerdau S.A. was to consider proposing a transaction, a price, of between $9.00 to $10.50 per share would be appropriate. Mr. Heffernan advised the members of the Special Committee that the discussion had taken place and requested that the Special Committee meet by way of conference call.

The Special Committee met by conference call on Wednesday, May 26, 2010. At that meeting, Mr. Heffernan reported on his discussions with Mr. Schirmer and, with input from RBC, the continuing differences in the analyses of RBC and J.P. Morgan. The Special Committee discussed the results of RBC’s work to date which at that point did not include a final valuation range. The Special Committee determined that it would not support a proposal for $10.50 per share if such a proposal was made by Gerdau S.A. The Special Committee considered that, based on the information then available to it, a proposal in the range of $11.50 to $12.00 per share would likely receive the Special Committee’s unqualified support and determined that this should be communicated to Gerdau S.A.

In conversations on Thursday, May 27, 2010 and Friday, May 28, 2010, Mr. Heffernan advised Mr. Schirmer that the Special Committee had reviewed RBC’s analysis and the areas in which J.P. Morgan appeared to have taken a different approach. Mr. Heffernan also advised Mr. Schirmer that, based on the advice received from RBC to date (which did not include a final valuation range), the Special Committee believed that, if a proposal was made by Gerdau S.A., the Special Committee might be able to provide its unqualified support if the proposal contemplated consideration of $11.50 to $12.00 per share. (Subsequently, Mr. Heffernan confirmed to Mr. Schirmer that this range represented the Special Committee’s views and was not the RBC valuation range.) In response, Mr. Schirmer advised that it would be difficult for Gerdau S.A. to proceed with a proposal at a price that was higher than $10.50 per share. Mr. Schirmer also indicated that in view of the apparent gap between the views of the Special Committee and Gerdau S.A., Gerdau S.A. was considering publicly disclosing that it had been contemplating the possibility of pursuing a transaction at $10.50 but that RBC and the Special Committee would not support a transaction at that price and, as a result, Gerdau S.A. had determined that there was not a basis to discuss a transaction.

At a meeting of the Special Committee on Saturday, May 29, 2010, Mr. Heffernan reported on his discussions on May 27 and May 28, 2010 and earlier that day with Mr. Schirmer. After discussion, the Special Committee determined to request RBC’s final valuation range. RBC then provided the Special Committee with its final valuation range of $11.00 to $13.00 per share. RBC reviewed with the Special Committee how it had arrived at that range, including the work that had been done and adjustments made since its May 10, 2010 presentation of its preliminary financial analysis. It was agreed that Mr. Heffernan should present RBC’s valuation range to Mr. Schirmer and that Mr. Heffernan should reiterate to Mr. Schirmer that the Special Committee could not support a proposal of $10.50 per share.

Following the meeting of the Special Committee, Mr. Heffernan had a telephone call with Mr. Schirmer in which they discussed the conclusions of RBC and the perspectives of the Special Committee and possible process. Mr. Schirmer asked whether the Special Committee would be supportive of a transaction at the bottom of RBC’s valuation range and Mr. Heffernan communicated that the Special Committee would be supportive but that it would note in its reasons for recommendation that the price for the proposal was at the bottom of the range.

During the day on Tuesday, June 1, 2010, the parties settled the standstill provision contemplated by the confidentiality agreement. Following the close of markets on June 1, 2010, Gerdau S.A. presented its proposal to the Corporation to acquire all of the Common Shares of the Corporation that it did not already own for $11.00 per share in cash (the “Proposal”). The Special Committee met to discuss the Proposal and during that meeting it was confirmed that

RBC would deliver a formal written valuation dated as of June 1, 2010 and a written fairness opinion to the effect that, as of June 1, 2010, the proposed price of $11.00 per share was fair from a financial point of view to the Public Shareholders. The Special Committee, with the assistance of its financial and legal advisors, discussed the Proposal, the perspectives of the Special Committee on the Proposal and the report and recommendation to be presented to the Board by the Special Committee. In its report, the Special Committee noted, among other things, that the price contemplated by the Proposal was at the bottom of the valuation range determined by RBC, but that the price of $11.00 per share was above the prior range suggested by Gerdau S.A. of $9.00 to $10.50 per share and represented an approximate 45.9% premium to the 30-day average trading price of the Corporation on the NYSE. Based on its review, the Special Committee was of the unanimous view that it would support a transaction at the price contemplated by the Proposal (the “Transaction”), subject to the negotiation and finalization of definitive documentation for the Transaction, and recommended that the Board approve proceeding with the Transaction on this basis.

Following the meeting of the Special Committee, the Board met to receive the Proposal and the report of the Special Committee. Based on, among other things, the unanimous recommendation of the Special Committee, the Board unanimously determined (with the Gerdau Designees declaring their interest in the Transaction and abstaining from voting) that it would support the Transaction at the price contemplated by the Proposal, subject to negotiation and finalization of definitive documentation for the Transaction. At the meeting, the mandate of the Special Committee was also amended to provide it with the authority to supervise the negotiation of any agreement to be entered into in connection with the Transaction and to supervise the preparation of, among other things, the information circular in connection with the Transaction.

Following the Board meeting, the executed copy of the Proposal was circulated to the Board, together with the draft press release for final approval by all of the members of the Board.

Before markets opened on Wednesday, June 2, 2010, Gerdau S.A. and the Corporation issued a joint press release announcing that Gerdau S.A. had delivered to the Board a proposal to acquire all of the Common Shares that Gerdau S.A. does not already own for $11.00 cash per share.

Position of the Special Committee as to Fairness of the Proposal

In reaching its conclusions, the Special Committee considered, among other things, the current market price of the Common Shares, management’s projections for the business of the Corporation going forward and the information, data and conclusions contained in the Valuation and the Fairness Opinion (see “Independent Valuation and Fairness Opinion” below). Given the valuation methodologies for the Common Shares contained in the Valuation, and after discussion with RBC as to the rationale for the methodologies used by RBC in preparing the Valuation and the Fairness Opinion, the Special Committee did not consider other valuation methods such as net book value or liquidation value.

In reaching its conclusion that the Proposal was substantively fair to the Public Shareholders, the Special Committee considered and relied upon a number of factors, including the following:

•	Although at the bottom of the RBC valuation range, the price to be paid to the Public Shareholders is within the fair market value range for the Common Shares of $11.00 to $13.00 as determined by RBC in the Valuation (see “Independent Valuation and Fairness Opinion” below).

•	It is the opinion of RBC that, as of June 1, 2010, the consideration to be paid to the Public Shareholders is fair, from a financial point of view, to the Public Shareholders (see “Independent Valuation and Fairness Opinion” below).

•	The price for the Proposal of $11.00 per share represents a substantial premium of approximately 53.4% over the closing trading price of the Common Shares on the NYSE on June 1, 2010, the last trading day immediately preceding the announcement by Gerdau S.A. and the Corporation of the Proposal and approximately 45.9% over the 30-day average trading price of the Common Shares on the NYSE as of June 1, 2010.

•	The consideration under the Transaction will be paid entirely in cash, which provides Public Shareholders with an opportunity to immediately realize value for their Common Shares and provides certainty of value.

The Special Committee believed the Proposal was procedurally fair to the Public Shareholders for the following reasons:

•	The process undertaken by the Special Committee included the retention of Gowlings as legal advisors and RBC as independent valuators.

•	Given that Gerdau S.A. had clearly stated that neither Gerdau S.A. nor any of its subsidiaries was prepared to pursue or support a transaction in which they would dispose of any of their interest in the Corporation or in which a third party would acquire Common Shares, either from the Public Shareholders or from treasury, after receiving legal advice from Gowlings and transaction advice from RBC, it would not be feasible for the Special Committee to consider alternative transactions, including a sale of the Corporation to a third party, and in particular, to conduct an auction of the Corporation.

•	The Special Committee had conducted an extensive review for purposes of the Proposal and arm’s-length negotiations with Gerdau S.A. of the price for the Proposal, which resulted in a price for the Proposal higher than was originally proposed by Gerdau S.A.

•	After lengthy negotiations with Gerdau S.A., the Special Committee concluded that $11.00 per share was the highest price Gerdau S.A. was prepared to propose to the Special Committee and that further negotiation could have caused Gerdau S.A. to abandon making a proposal at $11.00 per share, or to do so at a lower price than $11.00 per share, or to abandon making a proposal at all, thereby leaving the Public Shareholders without an opportunity to evaluate a proposal.

•	The Transaction would require approval by a majority of the votes cast by the Public Shareholders present in person or represented by proxy at a special meeting of Shareholders.

•	Assuming the Transaction proceeded by way of a plan of arrangement, as was contemplated by the Proposal, completion of the Transaction would be subject to a judicial determination as to its fairness by the Court.

•	Registered Shareholders would have the right to require a judicial appraisal of their Common Shares and obtain “fair value” pursuant to the proper exercise of dissent rights under applicable corporate law.

The Special Committee also considered a number of risks and potential negative factors relating to the Transaction including the fact that, if the Transaction is successfully completed, the Corporation would no longer exist as an independent public corporation. The Special Committee also considered the fact that the consummation of the Transaction would eliminate the opportunity for Public Shareholders to participate in the longer term potential benefits of the business of the Corporation, however, there could be no certainty that those benefits would exceed those potential benefits reflected in the consideration to be received by Public Shareholders under the Transaction.

Negotiation of the Arrangement Agreement

On June 7, 2010, Goodmans delivered a draft of the Arrangement Agreement to counsel to the Corporation, Torys LLP (“Torys”). From that date until June 29, 2010, Torys, Gowlings, Goodmans and STB, each on behalf of their clients, engaged in extensive discussions and negotiations regarding the principal issues raised by the draft Arrangement Agreement, including closing conditions, the allocation of risk to the closing of the Arrangement, the nature of the non-solicitation obligations and corresponding fiduciary exceptions, the scope of the representations, warranties and operating covenants, employment arrangements, the circumstances in which either party would be permitted to terminate the agreement and the instances in which a termination fee and expense reimbursement would be payable.

The Special Committee met on Friday, June 11, 2010 to review the key terms of the draft Arrangement Agreement. The Special Committee met again on Tuesday, June 22, 2010 to review changes to the key terms of the draft Arrangement Agreement. At both meetings, the Special Committee provided instructions to Gowlings to be raised with Torys and Goodmans on the Special Committee’s positions on certain matters.

The Special Committee met on June 29, 2010 to review and approve the final draft of the Arrangement Agreement. The Special Committee advised RBC that it was not aware of any material changes to the business operations of the Corporation and RBC confirmed nothing had come to its attention that would change any of the factors it had relied upon in reaching its conclusions in the Valuation and Fairness Opinion as of June 1, 2010. The Special Committee discussed the report to be presented to the Board by the Special Committee. Based on its review, the Special Committee was of the unanimous view that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation and it unanimously recommended that the Board approve the Arrangement and recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.

Following the meeting of the Special Committee, the Board met on June 29, 2010 to review and approve the final draft of the Arrangement Agreement and to receive the report of the Special Committee. Based on, among other things, the unanimous recommendation of the Special Committee, the Board unanimously (with the Gerdau Designees declaring their interest in the Arrangement and abstaining from voting) (i) determined that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation, (ii) approved the Arrangement and the execution and performance of the Arrangement Agreement and (iii) resolved to recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.

Following the Board meeting, the Arrangement Agreement was executed and a draft press release was circulated for final approval by all of the members of the Board.

Before markets opened on June 30, 2010, Gerdau S.A. and the Corporation issued a joint press release announcing that the parties had entered into the Arrangement Agreement.

The Arrangement Agreement executed on June 29, 2010 included provisions to account for Common Shares that might not yet have been purchased on behalf of participants in the Co-Steel Share Loan Plan. On July 6, 2010, it was determined by the Transfer Agent that all of the Common Shares that were required to be purchased on behalf of participants in the Co-Steel Share Loan Plan had in fact been purchased and were outstanding on the Record Date. On July 7, 2010, the Board unanimously approved, by written resolution, that the Corporation enter into the Amending Agreement.

On July 7, 2010, the Acquiror and the Corporation entered into the Amending Agreement to amend the Arrangement Agreement (and the Plan of Arrangement) to reflect that all of the Common Shares that were required to be purchased on behalf of participants in the Co-Steel Share Loan Plan had in fact been purchased and were outstanding on the Record Date.

Position of the Special Committee as to Fairness of the Arrangement

In reaching its conclusion that the Arrangement is substantively fair to the Public Shareholders and the Arrangement is in the best interests of the Corporation, the Special Committee considered and relied upon a number of factors, including those listed above under “Position of the Special Committee as to Fairness of the Proposal”.

The Special Committee believes the Arrangement is procedurally fair to the Public Shareholders for the reasons listed above under “Position of the Special Committee as to Fairness of the Proposal” and the following reasons:

•	The Special Committee conducted arm’s-length negotiations with Gerdau S.A. of the key economic terms of the Arrangement Agreement and supervised the negotiation of other material terms of the Arrangement Agreement.

•	The Arrangement Agreement permits the Board, prior to the approval of the Arrangement Resolution by Shareholders, to participate in discussions or negotiations with, or to furnish information to, any person in response to an unsolicited, bona fide written Acquisition Proposal, provided, among other things, that the Board, after consultation with its financial advisors and outside legal counsel, has determined in good faith that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal (see “Arrangement Agreement — Covenants of Corporation Regarding Non-Solicitation; Consideration of Alternative Transactions; and Right to Accept a Superior Proposal and Right to Match”).

The Special Committee also considered a number of additional risks and potential negative factors relating to the Arrangement including:

•	The conditions to Gerdau S.A.’s obligation to complete the Arrangement and the rights of Gerdau S.A. to terminate the Arrangement Agreement in certain circumstances (see “Arrangement Agreement — Termination Rights”).

•	The fact that the Arrangement will be a taxable transaction for income tax purposes (and may also be a taxable transaction under other applicable tax laws) and, as a result, certain Public Shareholders will be required to pay taxes on gains that result from the receipt of consideration for their Common Shares (see “Principal Legal

Matters — Certain Canadian Federal Income Tax Considerations; and Certain United States Federal Income Tax Considerations”).

•	The limitations contained in the Arrangement Agreement on the Corporation’s ability to solicit interest from third parties, as well as the fact that if the Arrangement Agreement is terminated in certain circumstances, the Corporation will be required to pay a $40 million termination fee to Gerdau S.A. (see “Termination Fee”).

Recommendation of the Special Committee

Having received the Valuation and Fairness Opinion, the Special Committee, after consultation with its financial and legal advisors, has determined unanimously that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation and has unanimously recommended that the Board approve the Arrangement and recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.

Recommendation of the Board

On June 29, 2010, the Board, having received the recommendation of the Special Committee and after consultation with its legal advisors, unanimously (with the Gerdau Designees declaring their interests in the Arrangement and abstaining from voting) (i) determined that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation and (ii) approved the Arrangement and the execution and performance of the Arrangement Agreement. The Board has also unanimously resolved (with the Gerdau Designees declaring their interests in the Arrangement and abstaining from voting) to recommend to the Public Shareholders that they vote their Common Shares FOR the Arrangement Resolution.

In adopting the Special Committee’s recommendations and concluding that the Arrangement is fair to the Public Shareholders and that the Arrangement is in the best interests of the Corporation, the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above, and adopted the Special Committee’s analyses in their entirety. In considering the best interests of the Corporation, the Board also took into account the potential effects of the Arrangement on the Corporation’s business having regard to the implications for other stakeholders, including the employees of the Corporation.

The above discussion of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive but is believed by the Special Committee and the Board to include the material factors considered by each of the Special Committee and the Board in its assessment of the Proposal and Arrangement. In view of the wide variety of factors considered by the Special Committee and the Board in connection with their assessments of the Proposal and Arrangement, and the complexity of such matters, the Special Committee and the Board did not consider it practical, nor did either of them attempt, to quantify, rank or otherwise assign relative weights to the foregoing factors that they considered in reaching their decisions. In addition, in considering the factors described above, individual members of the Special Committee and the Board may have given different weights to various factors and may have applied different analyses to each of the material factors considered by the Special Committee and the Board. Each of the members of the Special Committee and the Board recommended the Proposal and Arrangement based upon the totality of the information presented to and considered by him.

Shareholders should consider the Plan of Arrangement carefully and come to their own conclusions as to whether to vote in favour of the Plan of Arrangement or not. Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, lawyer or professional advisors. Shareholders are advised that the Plan of Arrangement may have tax consequences to them and they should consult their own professional tax advisors.

Reasons for the Arrangement from the Perspective of the Acquiror and Gerdau S.A.

Under SEC rules, the Acquiror and Gerdau S.A. are deemed to be engaged in a “going private” transaction and may be required to express their reasons for entering into the Arrangement to the Public Shareholders. The Acquiror and Gerdau S.A. are making the statements included in this section solely for purposes of complying with the requirements of these rules. Neither the Acquiror nor Gerdau S.A. believes that it has or has had any fiduciary duty to the Corporation or its Shareholders, including with respect to the Arrangement. Upon completion of the Arrangement, Gerdau S.A. intends to integrate further the business and operations of Gerdau Ameristeel, thereby further simplifying the global Gerdau S.A. structure. Once Gerdau Ameristeel is fully integrated as an indirect, wholly-owned subsidiary of Gerdau S.A., the overall business is expected to benefit from a simplified organizational structure, additional economies of scale and portfolio development in the context of Gerdau S.A.’s global strategy.

Position of the Acquiror and Gerdau S.A. Regarding Fairness of the Arrangement

Under SEC rules, the Acquiror and Gerdau S.A. may be required to provide certain information regarding their positions as to fairness of the Arrangement to the Public Shareholders. The Acquiror and Gerdau S.A. are making the statements included in this section solely for purposes of complying with the requirements of these rules. Their views as to the fairness of the Arrangement should not be construed as a recommendation to any Shareholder as to how that Shareholder should vote on the proposal to approve the Arrangement.

The boards of directors of the Acquiror and Gerdau S.A. believe that the Acquisition Price is fair to the Public Shareholders. In reaching this conclusion, the Acquiror and Gerdau S.A. noted the conclusions in the Valuation and Fairness Opinion delivered to the Special Committee, the recommendations of the Special Committee and the Board and the factors considered by, and the analyses and conclusions made by, the Special Committee and the Board and expressly adopted these factors, analyses and conclusions. See also “Position of the Special Committee as to Fairness of the Proposal”.

Certain Effects of the Arrangement

If the Arrangement is approved by the Shareholders and certain other conditions to the closing under the Arrangement Agreement are either satisfied or waived, the Corporation will file the Articles of Arrangement as soon as practicable thereafter giving effect to the Arrangement and the Corporation will become a wholly-owned subsidiary of the Acquiror.

Upon consummation of the Arrangement, among other things:

•	the Longhi LTIP held in the Executive Long Term Incentive Plan will revert to the Corporation for no consideration and be cancelled and Gerdau S.A. will deposit to the Executive Long Term Incentive Plan Trust that number of ADSs equal to the number of Longhi LTIP Shares held in the Executive Long Term Incentive Plan Trust multiplied by the Exchange Ratio in substitution therefor and will in future deposit additional ADSs to the Executive Long Term Incentive Plan Trust based on the number of Common Shares that are required to be delivered to the Executive Long Term Incentive Plan Trust multiplied by the Exchange Ratio;

•	Options, SARs, PSUs, RSUs and Phantom Shares will be converted to awards in respect of ADSs based on the relative value of a Common Share to an ADS as at the closing of the Arrangement in order to maintain an equivalent intrinsic value of the Award at the time of the exchange (by applying a conversion factor equal to the final closing price of a Common Share on the NYSE divided by the closing price of an ADS on the NYSE on the last trading day immediately preceding the Effective Date), and DSUs will be redeemed as of the Effective Date for the Acquisition Price per DSU;

•	the Common Shares held by Dissenting Shareholders shall be deemed to have been transferred without any further act or formality to the Acquiror (free and clear of any liens), and such holders shall cease to have any rights as Shareholders other than the right to be paid the fair value of their Common Shares as set out in the Plan of Arrangement;

•	all Common Shares outstanding immediately prior to the Effective Time, (other than Common Shares held by (i) Dissenting Shareholders and (ii) Gerdau S.A. and its subsidiaries) shall be transferred without any further act or formality by the holder thereof to the Acquiror (free and clear of any liens) for the Acquisition Price per Common Share, without interest and subject to withholding taxes, if applicable; and

•	each participant in the Co-Steel Share Loan Plan shall have his or her employee loan under the Co-Steel Share Loan Plan become immediately due and payable.

See “The Arrangement — Arrangement Mechanics”.

The Corporation is currently a reporting issuer in each of the provinces of Canada. Its Common Shares are currently registered under U.S. federal securities laws and are listed on the TSX under the symbol “GNA” and on the NYSE under the symbol “GNA”. As a result of the consummation of the Arrangement, the Corporation will be a privately-held corporation, and there will be no public market for its shares, all of which will be indirectly owned by Gerdau S.A. In addition, the Corporation will make an application to terminate its status as a reporting issuer under Canadian provincial securities laws, and the Corporation will deregister the Common Shares under U.S. securities laws and will cease to be required to file reports with the SEC or continuous disclosure documents with Canadian securities regulatory authorities.

Consummation of the Arrangement may result in tax consequences to certain Shareholders. Shareholders should read carefully the information in the Circular under the heading “Certain Tax Considerations for Shareholders — Certain Canadian Federal Income Tax Considerations” and “Certain Tax Considerations for Shareholders — Certain United States Federal Income Tax Considerations”. Shareholders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Effects on the Corporation if the Arrangement is Not Completed

If the Arrangement is not approved by the Shareholders or if the Arrangement is not completed for any other reason, the Public Shareholders will not receive any payment for their Common Shares in connection with the Arrangement. Instead, the Corporation will remain a public company that is a subsidiary of Gerdau S.A. and the Common Shares will continue to be listed and traded on the TSX and the NYSE. If the Arrangement is not completed, it is expected that the Corporation’s management will operate the business in a manner similar to that in which it is being operated today and that Shareholders will continue to be subject to the same risks and opportunities currently facing the Corporation, including, among other things, the nature of the steel industry in North America generally, and general industry, economic, regulatory and market conditions. Accordingly, if the Arrangement is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future market price or value of the Common Shares. The Board will continue to evaluate and review, among other things, the business operations, dividend policy and capitalization of the Corporation and make such changes as are deemed appropriate. In addition, the Corporation will be required to pay the Acquiror a termination fee of $40 million if the Arrangement Agreement is terminated in certain circumstances.

Independent Valuation and Fairness Opinion

Selection and Engagement of RBC

The Special Committee initially contacted RBC regarding a potential advisory assignment in mid-April 2010. The Special Committee determined, based in part on certain representations made to it by RBC, that RBC was independent and qualified to prepare a formal valuation and should be retained as financial advisor to the Special Committee for the purposes of, among other things, preparing and delivering to the Special Committee the formal valuation of the Common Shares required under MI 61-101 and an opinion as to the fairness, from a financial point of view of the consideration to be paid to Public Shareholders under the Arrangement. Accordingly, the Special Committee directed the Corporation to enter into an engagement letter with RBC to this effect.

The Corporation entered into an engagement letter (the “Engagement Letter”) with RBC dated April 19, 2010 which provides, among other things, that the services of RBC would be provided to the Special Committee. The Engagement Letter provides for the payment of fees to RBC of C$1.5 million for the Valuation and Fairness Opinion. The fees paid to RBC under the Engagement Letter were agreed between RBC and the Special Committee. The compensation of RBC under the Engagement Letter does not depend in whole or in part on the conclusions reached in the Valuation or the Fairness Opinion or the successful outcome of the Arrangement. In the Engagement Letter, the Corporation has agreed to indemnify RBC in respect of certain liabilities that might arise out of its engagement and to reimburse it for its reasonable out-of pocket expenses.

Credentials of RBC

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC also has significant operations in the United States and internationally. The Valuation and the Fairness Opinion expressed have been approved for release by a committee of RBC’s managing directors, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Relationships with Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Corporation, Gerdau S.A. or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Corporation, Gerdau S.A. or any of their associates or affiliates, within the past two years, other than the services provided under the Engagement Letter. There are no understandings, agreements or commitments between RBC and the Corporation, Gerdau S.A. or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Corporation, Gerdau S.A. or any of their respective associates or affiliates.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation, Gerdau S.A. or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation, Gerdau S.A. or the Arrangement.

Valuation

The following summary is qualified in its entirety by the full text of the valuation which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the valuation, and which is included in the Valuation and Fairness Opinion attached as Exhibit E to this Circular. Shareholders are urged to read the Valuation and Fairness Opinion in its entirety.

Scope of Review

In preparing the Valuation, RBC reviewed certain publicly available information and financial statements and non-public information relating to the Corporation and certain publicly available information relating to the steel manufacturing industry; reviewed information relating to the business, operations, financial performance and, where applicable, stock market data and research publications relating to the Corporation and other selected comparable companies; held discussions with senior management of the Corporation and its auditors; held discussions with the Special Committee, the other independent director of the Corporation and legal counsel to the Special Committee; and carried out other investigative exercises, more specifically described in the Valuation.

Assumption and Limitations

With the Special Committee’s approval and as provided for in an Engagement Letter, RBC relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Corporation, and their consultants and advisors (collectively, the “Information”). The Valuation and Fairness Opinion are conditional upon such completeness, accuracy and fair presentation of such Information. Senior officers of the Corporation represented to RBC, among other things, that the Information provided by the Corporation or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Valuation and Fairness Opinion was complete, true and correct in all material respects and did not contain any untrue statement of a material fact in respect of the Corporation, its subsidiaries or the Transaction and did not omit to state a material fact in respect of the Corporation, its subsidiaries or the Transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made, and that since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there had been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Corporation or any of its subsidiaries and no material change had occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation or Fairness Opinion.

In preparing the Valuation and Fairness Opinion, RBC made several assumptions, including that all of the conditions required to implement the Transaction would be met. The Valuation and Fairness Opinion were rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise, of the Corporation and its subsidiaries and affiliates, as they were reflected in the

Information and as they had been represented to RBC in discussions with management of the Corporation. In its analyses and in preparing the Valuation and Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters.

Fair Market Value

For purposes of the Valuation, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. RBC did not make any downward adjustment to the value of the Common Shares to reflect the liquidity of the Common Shares, the effect of the Transaction or the fact that the Common Shares held by Public Shareholders do not form part of a controlling interest.

Valuation Methods

RBC valued the Common Shares on a going concern basis using a discounted cash flow (“DCF”) analysis. RBC also reviewed precedent transactions in the steel manufacturing industry in North America, however the multiples paid in such precedent transactions were deemed to have limited applicability given the different point of the business cycle in which most of these transactions occurred. RBC also reviewed trading multiples of public companies involved in the steel manufacturing industry in North America from the perspective of whether a public market analysis might exceed DCF or precedent transaction values for the Common Shares. However, RBC concluded that public company multiples implied values that were below the DCF values. Given the foregoing and that public company values generally reflect minority discount values rather than “en bloc” values, RBC did not rely on this methodology in determining the value of the Common Shares.

The DCF approach takes into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the Corporation. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. The DCF approach, including taking into account the sensitivity analysis described in the Valuation, generated values in the range of $11.00 to $13.00 per Common Share.

For its precedent transaction analysis, RBC reviewed the available public information with respect to recent transactions in the steel manufacturing industry in North America. Although the transactions were generally in businesses related to those of the Corporation, RBC determined that the multiples for these transactions were of limited applicability, given the different point of the business cycle in which most of these transactions occurred.

Benefits to Gerdau S.A. of Acquiring the Shares Held by Public Shareholders

In arriving at its Valuation, RBC reviewed and considered whether any distinctive material value would accrue to Gerdau S.A. through the acquisition of all of the Common Shares held by Public Shareholders as contemplated in the Transaction. RBC concluded that there were no material specific operational or financial benefits that would accrue to Gerdau S.A. such as the earlier use of available tax losses, lower income tax rates, reduced operating costs, increased revenues, higher asset utilization or any other operational or financial benefits, other than the elimination of public company costs.

Valuation Conclusion

Based upon and subject to the factors set out in the Valuation, RBC was of the opinion that, as of the date of the Valuation, the fair market value of the Common Shares is in the range of $11.00 to $13.00 per Common Share.

Fairness Opinion

In connection with RBC’s engagement as financial advisor to the Special Committee, the Special Committee requested that RBC evaluate the fairness of the consideration under the Transaction, from a financial point of view, to the Public Shareholders.

In considering the fairness of the consideration under the Transaction from a financial point of view to the Public Shareholders, RBC principally considered and relied upon: (a) a comparison of the price per Common Share under the

Transaction to the range of fair market values of the Common Shares under the Valuation; and (b) a comparison of the price per Common Share under the Transaction to the range of premiums paid in recent Canadian going private transactions.

Based upon and subject to the factors set out in the Fairness Opinion, RBC is of the opinion that, as of the date thereof, the consideration under the Transaction is fair from a financial point of view to the Public Shareholders.

The full text of the Valuation and Fairness Opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by RBC. The Valuation and Fairness Opinion is attached as Exhibit E and is incorporated into this Circular by reference. The fairness opinion is directed only to the fairness, from a financial point of view, of the consideration under the Transaction and does not address any aspects of the Arrangement or any related transactions. The fairness opinion does not address the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available to the Corporation or the underlying business decision of the Corporation to effect the Arrangement or any related transactions. The Valuation and Fairness Opinion does not constitute a recommendation by RBC to any Shareholder as to how such Shareholder should vote or act with respect to any matters relating to the Arrangement.

The Valuation and Fairness Opinion were two of many factors considered by the Special Committee and the Board in their evaluation of the Arrangement and should not be viewed as determinative of the views of the Special Committee, the Board or the Corporation’s management with respect to the Arrangement or price provided for in the Arrangement.

The Arrangement

The Arrangement, which is being carried out pursuant to section 192 of the CBCA and which will result in Gerdau Ameristeel becoming a wholly-owned subsidiary of the Acquiror, will be effected in accordance with the Arrangement Agreement and the Plan of Arrangement.

Under the Arrangement Agreement, Gerdau Ameristeel has agreed to call the Meeting to seek the approval of its Shareholders for the Plan of Arrangement. The following discussion describes certain material provisions of the Arrangement Agreement and is subject to, and qualified in its entirety by reference to, the Arrangement Agreement, a copy of which (as well as the Amending Agreement) is attached as Exhibit B to this Circular.

Required Shareholder Approval

At the Meeting, Shareholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of:

•	at least 66 2/3% of the votes cast at the Meeting by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; and

•	at least a simple majority of the votes cast by Public Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The Arrangement Resolution must be approved by the requisite majorities in order for the Acquiror to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. Notwithstanding the approval by the Shareholders, Gerdau S.A., the Acquiror and the Corporation may, by mutual written consent, terminate the Arrangement Agreement and not proceed with the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

Arrangement Mechanics

Upon the Arrangement becoming effective, the following transactions, among others, will occur and will be deemed to occur at the Effective Time in the order and as set out in the Plan of Arrangement:

(a)	the Longhi LTIP held in the Executive Long Term Incentive Plan Trust will revert to the Corporation for no consideration and be cancelled and Gerdau S.A. will deposit to the Executive Long Term Incentive Plan Trust that number of ADSs equal to the number of Longhi LTIP Shares held in the Executive Long Term Incentive Plan Trust multiplied by the Exchange Ratio in substitution therefor and will in future deposit additional ADSs to the Executive Long Term Incentive Plan Trust based on the number of Common Shares that are required to be delivered to the Executive Long Term Incentive Plan Trust multiplied by the Exchange Ratio;

(b)	each Common Share held by a Dissenting Shareholder will be deemed to be transferred by the Dissenting Shareholder to, and be acquired by, the Acquiror, free and clear of all liens, charges, claims and encumbrances and, in exchange therefor, such Dissenting Shareholder will have the right to be paid fair value for his, her or its Common Shares in accordance with Article 4 of the Plan of Arrangement;

(c)	each Common Share (other than Common Shares held by (i) Dissenting Shareholders and (ii) Gerdau S.A. and its subsidiaries shall be transferred to the Acquiror, free and clear of all liens, charges, claims and encumbrances, in exchange for a cash payment by the Acquiror of $11.00 per Common Share, without interest and subject to withholding taxes, if applicable, in accordance with Article 5 of the Plan of Arrangement;

(d)	Gerdau S.A. will adopt new equity based compensation plans with terms in all respects the same as the Corporation Equity Plans;

(e)	the Corporation will amend the LTIP with respect to SARs and Phantom Shares held by Canadian Awardholders and will amend the SAR Plan and the SIS Plan with respect to SARs held by Canadian Awardholders to provide that such Phantom Shares and SARs will be based on ADSs;

(f)	the Corporation will amend each outstanding Phantom Share granted under the LTIP and held by a Canadian Awardholder to provide that such Phantom Shares will be in respect of ADSs with the number of Phantom Shares adjusted using the Exchange Ratio;

(g)	the Corporation will amend each outstanding SAR granted under the SAR Plan, the SIS Plan and the LTIP and held by a Canadian Awardholder to provide that such SARs will be in respect of ADSs with both the number and base price of SARs adjusted using the Exchange Ratio;

(h)	the Corporation will cancel each outstanding PSU and RSU, and each Phantom Share held by a U.S. Awardholder and Gerdau S.A. will grant, in exchange for each such award, a new restricted share unit, performance share unit, or phantom share, as applicable, on the same terms and conditions, mutatis mutandis, as the cancelled PSUs, RSUs, and Phantom Shares but in respect of ADSs, with the number of such PSUs, RSUs and Phantom Shares adjusted using the Exchange Ratio;

(i)	the Corporation will cancel each outstanding Option and SAR (other than the SARs held by Canadian Awardholders under the SAR Plan, the SIS Plan and the LTIP) and Gerdau S.A. will grant, in exchange for each such award, a new option or share appreciation right, as applicable, having the same vesting date, expiry date and other terms and conditions, mutatis mutandis, as the cancelled Options and SARs but in respect of ADSs, with both the number of Options and SARs and the exercise price or base price of the Options and SARs adjusted using the Exchange Ratio;

(j)	the Corporation will terminate the Co-Steel Share Loan Plan and the Corporation Equity Plans (other than the LTIP, the SAR Plan and the SIS Plan);

(k)	the Corporation will terminate the Directors Plan and will cash out each outstanding DSU for the Acquisition Price per DSU;

(l)	the Corporation and Gerdau S.A. will amend the Longhi Employment Agreement such that (a) Gerdau S.A. will assume the obligation under the Longhi Employment Agreement to provide ADSs, and (b) all references to Common Shares contained therein are amended to refer to ADSs with the number of Common Shares adjusted using the Exchange Ratio; and

(m)	each participant in the Co-Steel Share Loan Plan shall have his or her employee loan under the Co-Steel Share Loan Plan become immediately due and payable.

Letter of Transmittal

A Letter of Transmittal (printed on yellow paper) is enclosed with this Circular for use by Registered Shareholders for the purpose of the surrender of Share Certificates. The details for the surrender of Share Certificates to the Depositary and the addresses of the Depositary are set out in the Letter of Transmittal. Provided that a Registered Shareholder has delivered and surrendered to the Depositary all Share Certificates, together with a Letter of Transmittal duly completed and executed in accordance with the instructions on such Letter of Transmittal, and such additional documents, instruments and payments as the Depositary may reasonably require, such Registered Shareholder will be entitled to receive, and the Acquiror will cause the Depositary to deliver a cheque representing the cash payment required to be made pursuant to the Arrangement. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available at the website maintained by CDS at www.sedar.com and at the website maintained by the SEC at www.sec.gov/edgar.html under the Corporation’s profile.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. If you are a Non-Registered Shareholder, you should carefully follow the instructions from the Intermediary that holds Common Shares on your behalf in order to submit your Common Shares.

Lost Certificates

A Registered Shareholder who has lost or misplaced his, her or its Share Certificates should complete the Letter of Transmittal as fully as possible and forward it, together with a letter explaining the loss or misplacement, to the Depositary. The Depositary will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment in accordance with the Arrangement in accordance with Article 5 of the Plan of Arrangement.

Common Share Delivery Requirements

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at the option and risk of the Registered Shareholder surrendering them. The Corporation recommends that such documents be delivered by hand to the Depositary, at the offices noted in the Letter of Transmittal, and a receipt obtained therefor, or if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Shareholders holding Common Shares which are registered in the name of an Intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) must contact such Intermediary to arrange for the surrender of their Common Shares.

Delivery of Consideration

At or prior to the Effective Time, the Acquiror will deposit with the Depositary for the benefit of Shareholders who are entitled to receive payment, sufficient funds for the purpose of payment by bank transfer, cheque or other means satisfactory to the Depositary.

As soon as practicable after the Effective Time upon surrender to the Depositary for cancellation of Share Certificate(s) that immediately prior to the Effective Time represented one or more Common Shares, together with the Letter of Transmittal and other documents required by the Letter of Transmittal, the holder of such surrendered Share Certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a cheque issued by the Depositary representing that amount of cash that such holder has the right to receive, and the Share Certificate(s) so surrendered shall forthwith be cancelled. On and after the Effective Time, all Share Certificates that represented Common Shares (other than Common Shares held by Gerdau S.A. and its subsidiaries) immediately prior to the Effective Time will cease to represent any rights with respect to Common Shares and will only represent the right to receive the payment pursuant to the Plan of Arrangement.

In the event of a transfer of ownership of Common Shares prior to the Effective Time that is not registered in the transfer records of the Corporation, a cheque representing the proper amount of cash may be delivered to the transferee if the certificate representing such Common Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer prior to the Effective Time as specified in more detail in the Letter of Transmittal.

Under no circumstances will interest on the consideration payable in connection with the Arrangement accrue or be paid by the Corporation, the Acquiror or the Depositary to persons depositing Common Shares in connection with the Arrangement, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Common Shares in connection with the Arrangement for the purpose of receiving payment from the Acquiror and transmitting payment from the Acquiror to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

Unless otherwise directed in the Letter of Transmittal, the cheque to be issued pursuant to the Arrangement will be issued in the name of the Registered Shareholder of the Common Shares so deposited. Unless the person who deposits the Share Certificate(s) representing the Common Shares instructs the Depositary to hold the cheque for pick up by checking the appropriate box in the Letter of Transmittal, a cheque payable in U.S. funds will be forwarded by first class mail to the address supplied in the Letter of Transmittal. If no address is provided, a cheque will be forwarded to the address of the Shareholder as shown on the register of the Transfer Agent.

If any Shareholder fails for any reason to surrender to the Depositary for cancellation the Share Certificate(s) formerly representing Common Shares, together with such other documents or instruments required to entitle the holder to receive the cash payment described above, on or before the sixth anniversary of the Effective Date, such certificate(s) shall cease to represent a claim by or interest of any former Shareholder of any kind or nature. On such anniversary date, all certificates representing Common Shares and cash to which such former holder was entitled, together with any entitlements to dividends, distributions and interest thereon, shall be deemed to have been donated and forfeited to the Acquiror.

The Corporation, the Acquiror and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to a Shareholder such amounts as the Corporation, the Acquiror, or the Depositary is required or permitted to deduct and withhold with respect to such payment under applicable laws.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. In order to avoid backup withholding at a rate of 28%, U.S. Shareholders are required to complete, sign and return the Substitute Form W-9 provided with the Letter of Transmittal.

The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by the Corporation against certain liabilities under applicable securities laws and expenses in connection therewith.

Extinction of Rights

Shareholders must deposit their Common Share certificates in accordance with the terms of the Plan of Arrangement prior to the sixth anniversary of the Effective Date. If such certificates are not deposited within this time period the Shareholder will cease to have any right or claim to receive payment and shall be deemed to have surrendered such certificates for no consideration to the Acquiror. Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains on or before the sixth anniversary of the Effective Date will cease to have any right or claim to receive payment.

ARRANGEMENT AGREEMENT

The following is a summary only of certain material terms of the Arrangement Agreement, a copy of which (as well as the Amending Agreement) is attached to this Circular as Exhibit B. This summary and certain capitalized terms referred to in the summary do not contain all of the information about the Arrangement Agreement. Therefore, Shareholders should read the Arrangement Agreement carefully and in its entirety, as the rights and obligations of the parties are governed by the express terms of the Arrangement Agreement and not by this summary or any other information contained in this Circular.

The Arrangement Agreement contains representations and warranties made by the parties thereto. These representations and warranties, which are set forth in the Arrangement Agreement, were made by and to the parties thereto for the purposes of the Arrangement Agreement and are subject to qualifications and limitations agreed by the parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Shareholders, or may have been used for the purpose of allocating risk between the parties instead of establishing such matters as facts. Moreover information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the Arrangement Agreement.

Terms of Arrangement Agreement

On June 29, 2010, Gerdau S.A., the Acquiror and the Corporation entered into the Arrangement Agreement which was subsequently amended by the Amending Agreement on July 7, 2010. Pursuant to the Arrangement Agreement it was agreed that, subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, among other things (i) the Acquiror will acquire all of the outstanding Common Shares (other than those Common Shares held by Dissenting Shareholders and Gerdau S.A. and its subsidiaries) for a price equal to the Acquisition Price without interest and subject to applicable withholding taxes, (ii) Options, SARs, PSUs, RSUs, and Phantom Shares will be converted to awards in respect of ADSs based on the relative value of a Common Share to an ADS as at the closing of the Arrangement in order to maintain and equivalent intrinsic value of the Award at the time of the exchange (by applying a conversion factor equal to the final closing price of a Common Share on the NYSE divided by the closing price of an ADS on the NYSE on the last trading day immediately preceding the Effective Date), and DSUs will be redeemed at the Effective Time for the Acquisition Price per DSU, (iii) the Common Shares held or to be contributed in the future for the benefit of Mario Longhi will be exchanged for ADSs at the Effective Time based on the relative value of a Common Share to an ADS and (iv) each participant’s employee loan under the Co-Steel Share Loan Plan will become immediately payable. If the Arrangement Resolution is approved, the Arrangement will be implemented by way of a Court approved plan of arrangement under the CBCA and the Corporation will file the Articles of Arrangement as soon as practicable after the conditions set out in the Arrangement Agreement have been satisfied or waived by the parties and upon obtaining the Final Order, at which time the Arrangement will become effective. For additional information see “Information Regarding the Arrangement”.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of the parties to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual consent of the parties:

(a)	the approval of the Arrangement Resolution by the Required Vote;

(b)	the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to the Acquiror and the Corporation;

(c)	no applicable Law shall be in effect (and no applicable Law shall have been amended) or a Legal Action by a Governmental Entity be commenced, pending or threatened in writing that (i) makes consummation of the Arrangement illegal, (ii) temporarily or permanently prohibits, enjoins or otherwise restrains the Corporation and the Acquiror from consummating the Arrangement or would materially delay the Arrangement, (iii) if the Arrangement were consummated would reasonably be expected to cause a Material Adverse Effect, or (iv) seeks to prohibit or limit the ownership or operation by Gerdau S.A. or the Acquiror of any material portion of the business or assets of the Corporation or to compel Gerdau S.A. or the Acquiror or any affiliate to dispose of or hold separately any material portion of the business or assets of the Corporation or any of its subsidiaries; and

(d)	the Arrangement Agreement shall not have been terminated.

Conditions Precedent to the Obligations of the Acquiror and Gerdau S.A.

The Arrangement Agreement provides that the obligations of the Acquiror to complete the transactions contemplated by the Arrangement Agreement are also subject to the fulfillment of each of the following conditions precedent, each of which may be waived by the Acquiror:

(a)	all covenants of the Corporation under the Arrangement Agreement to be performed on or before the Effective Date shall have been performed in all material respects, except with respect to certain covenants of the Corporation in the Arrangement Agreement addressing the constating documents, share capital, payment of dividends, liquidation and the voluntary repayment of any indebtedness which shall have been performed in all respects, and the Acquiror and Gerdau S.A. shall have received a certificate signed on behalf of the Corporation by two senior executive officers of the Corporation as to the foregoing;

(b)	disregarding any Material Adverse Effect or materiality qualifiers contained therein, the Non-Core Representations shall be true and correct in all respects as of the Effective Time with the same force and effect as if made on and as of the Effective Date (except (i) to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of such earlier date, or (ii) as affected by the Arrangement Agreement), except to the extent that any inaccuracy in any of the Non-Core Representations individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect. The Core Representations shall be true and correct in all respects as of the Effective Time with the same force and effect as if made on the Effective Date (except (i) to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of such earlier date, or (ii) as affected by the Arrangement Agreement). The Acquiror and Gerdau S.A. shall have received a certificate signed on behalf of the Corporation by two senior executive officers of the Corporation as to the foregoing;

(c)	between the date of the Arrangement Agreement and the Effective Date, there shall not have occurred a Material Adverse Effect; and

(d)	the aggregate number of Common Shares held by Shareholders who have properly exercised Dissent Rights in connection with the Arrangement shall not exceed 5% of the outstanding Common Shares.

Conditions Precedent to the Obligations of the Corporation

The obligations of the Corporation to complete the transactions contemplated by the Arrangement Agreement are subject to the following conditions precedent, each of which may be waived by the Corporation:

(a)	all covenants of the Acquiror and Gerdau S.A. under the Arrangement Agreement to be performed on or before the Effective Date shall have been performed in all material respects and the Corporation shall have received a certificate signed on behalf of the Acquiror by two senior executive officers of the Acquiror as to the foregoing; and

(b)	the representations and warranties of the Acquiror or Gerdau S.A. under the Arrangement Agreement that are qualified as to materiality shall be true and correct in all respects and all other representations and warranties of the Acquiror and Gerdau S.A. under the Arrangement Agreement shall be true and correct in all material respects, in each case as of the Effective Time, with the same force and effect as if made on and as of the Effective Time (except (i) to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of such earlier date, or (ii) as affected by the Arrangement Agreement), and the Corporation shall have received a certificate signed on behalf of the Acquiror by two senior executive officers of the Acquiror as to the foregoing.

Representations and Warranties

The Arrangement Agreement contains representations and warranties on the part of the Corporation relating to the following matters, among others: board and special committee approval; organization and qualification; authority relative to the Arrangement Agreement; no violations; capitalization; reporting status and securities laws matters; ownership of subsidiaries; public disclosure record; financial statements; books, records and disclosure controls; absence of certain changes; litigation; compliance with Laws; vote required and brokers.

The Arrangement Agreement also contains representations and warranties of the Acquiror relating to matters that include: organization and qualification, authority relative to the Arrangement Agreement; no violations and financing.

Conduct of the Corporation’s Business

In the Arrangement Agreement, the Corporation agreed to certain negative and affirmative covenants relating to the operation of its business between the date of execution of the Arrangement Agreement and the earlier of the Effective Time and the time the Arrangement Agreement is terminated in accordance with its terms, including that the business of the Corporation shall be conducted only, and the Corporation shall not take any action except, in the ordinary course of business, and the Corporation shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries, business, organization, share capital, assets, properties, employees, goodwill and business relationships. Shareholders should refer to the Arrangement Agreement for details regarding the additional negative and affirmative covenants given by the Corporation in relation to the operation of its business prior to the Effective Time.

Pre-Acquisition Reorganization

In the Arrangement Agreement, the Corporation agreed that, upon the request of the Acquiror, the Corporation shall do and shall cause each of its subsidiaries to, use commercially reasonable efforts to effect and assist in the planning of any Pre-Acquisition Reorganization steps provided such Pre-Acquisition Reorganization steps shall (i) not materially impede, delay or prevent consummation of the Arrangement; (ii) not, in the opinion of the Corporation, acting reasonably, prejudice the Shareholders or the holders of any Awards; (iii) not require the Corporation to obtain any additional Shareholder approval; or (iv) not be considered in determining whether a representation, warranty or covenant or condition of the Corporation under the Acquisition Agreement has been breached.

Mutual Covenants

In the Arrangement Agreement, each of the Parties agreed, from the date of the Arrangement Agreement until the earlier of the Effective Time or the time the Arrangement Agreement is terminated in accordance with its terms, to use commercially reasonable efforts to perform all obligations required or desirable to be performed by them under the Arrangement Agreement, to co-operate with each other in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the Arrangement including that each of the Parties shall:

(a)	use all commercially reasonable efforts to satisfy the conditions precedent to its obligations under the Arrangement Agreement;

(b)	use all commercially reasonable efforts to oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement;

(c)	take all action within its control to ensure that all their respective representations and warranties remain true and correct as of the Effective Date as if such representations and warranties were made at and as of such date except to the extent such representations and warranties speak as of an earlier date;

(d)	use all commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be reasonably required to permit the completion of the Arrangement;

(e)	use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities relating to the Arrangement;

(f)	use all commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated hereby; and

(g)	cooperate in the preparation of any documents deemed by any of the Parties to be necessary or advisable to discharge the Parties’ respective obligations under applicable Laws in connection with the Arrangement.

Covenants of the Corporation Regarding Non-Solicitation

The Corporation has agreed, except as otherwise permitted by the Arrangement Agreement, not to, and to take all commercially reasonable efforts to ensure that it does not, knowingly or intentionally, through any officer, director, employee, or representative (including any financial or other advisor) of the Corporation or any subsidiary:

(a)	solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or entering into any contract) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(b)	participate in or knowingly facilitate any discussions or negotiations with, or provide information to, any third party regarding an Acquisition Proposal;

(c)	withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in a manner adverse to the Acquiror or Gerdau S.A., the approval or recommendation of the Board or the Special Committee of the Arrangement or that Shareholders vote in favour of the Arrangement Resolution;

(d)	accept, approve, endorse or recommend or remain neutral with respect to, or propose publicly to approve, endorse or recommend or remain neutral with respect to, any Acquisition Proposal; or

(e)	accept or enter into or publicly propose to enter into, any contract in respect of an Acquisition Proposal (other than a confidentiality agreement as permitted by the non-solicitation provisions in the Arrangement Agreement) or requiring the Corporation to abandon, terminate or fail to consummate the Arrangement.

Consideration of Alternative Transactions

Notwithstanding any provision of the Arrangement Agreement:

(a)	the Board shall be permitted, prior to the approval of the Arrangement Resolution, to participate in discussions or negotiations with, or furnish information to, any person in response to an unsolicited bona fide written Acquisition Proposal delivered by such person to the Corporation provided (i) the Corporation has complied with the non-solicitation provisions in the Arrangement Agreement in all respects; (ii) the Board has determined in good faith that the Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal; and (iii) the Board has received from such person an executed confidentiality agreement including certain provisions set out in the non-solicitation provisions in the Arrangement Agreement.

(b)	the Corporation shall promptly (and in any event within 48 hours of receipt by the Corporation) notify the Acquiror of all inquiries, requests for discussions or negotiations, proposals, or offers relating to or constituting an Acquisition Proposal, and all requests for non-public information relating to the Corporation or for access to the properties, books or records of the Corporation in connection with an Acquisition Proposal; and shall use commercially reasonable efforts to keep the Acquiror fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal, offer or request and will respond promptly to all inquiries by the Acquiror with respect thereto; and

(c)	the Board shall be permitted, notwithstanding anything to the contrary in the non-solicitation provisions in the Arrangement Agreement, to make such disclosure that the Board in good faith determines necessary, after consultation with its financial advisors and legal counsel, to act in a manner consistent with its fiduciary duties or as may otherwise be required under applicable Law provided that the Board may only amend, modify or withdraw its approval of the Arrangement in accordance with the right to accept a Superior Proposal and right to match provisions in the Arrangement Agreement.

Right to Accept a Superior Proposal and Right to Match

Prior to the approval of the Arrangement Resolution, notwithstanding anything to the contrary in the non-solicitation provisions in the Arrangement Agreement, the Board and the Special Committee may amend, modify or withdraw their approval or recommendation of the Arrangement and accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal if, and only to the extent that:

(a)	the Corporation has complied with all applicable requirements of the non-solicitation provisions or the right to accept a Superior Proposal and right to match provisions in the Arrangement Agreement;

(b)	the Board has determined in good faith, after consultation with its financial advisors and legal counsel, that the Acquisition Proposal constitutes a Superior Proposal;

(c)	the Corporation has provided the Acquiror with required notice of the Superior Proposal in accordance with the terms of the Arrangement Agreement; and

(d)	five Business Days shall have elapsed from the later of the date on which the Acquiror received notice in respect of the Superior Proposal and the date the Acquiror received notice of the Corporation’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal (the “Match Period”), and if the Acquiror and Gerdau S.A. have proposed to amend the terms of the Arrangement Agreement and the Arrangement, the Board shall have determined in good faith that the Acquisition Proposal remains a Superior Proposal compared to the proposed amendment.

During each Match Period, or such longer period as the Corporation may approve, the Acquiror and Gerdau S.A. shall have the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement and the Arrangement, and the Corporation shall co-operate with the Acquiror and Gerdau S.A. with respect thereto. The Board shall review any proposal by the Acquiror and/or Gerdau S.A. to amend the Arrangement Agreement and the

Arrangement in order to determine, in good faith, whether the Acquiror’s and/or Gerdau S.A.’s proposal to amend the Arrangement Agreement and the Arrangement would, upon acceptance by the Corporation, result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment and if the Board so determines, it will promptly enter into an amended agreement with the Acquiror and/or Gerdau S.A. reflecting the amended proposal.

In the event the Corporation has provided the Acquiror notice of a Superior Proposal pursuant to the Superior Proposal and right to match provisions in the Arrangement Agreement, and the Meeting is scheduled to be held prior to the expiry of the Match Period and the Acquiror requests in writing that the Meeting proceed, the Corporation shall continue to take all reasonable steps to hold the Meeting and to cause the Arrangement Resolution to be voted on at the Meeting or, alternatively, if directed to do so by the Acquiror, the Corporation shall postpone or adjourn the Meeting to a date designated by the Acquiror (which shall not be later than 20 days after the scheduled date of the Meeting or any previous postponement or adjournment thereof), and, if requested, the Board shall waive the proxy-cut off time and shall, in the event that the Acquiror and the Corporation amend the terms of the Arrangement Agreement or the Arrangement ensure that the details of the amendment are communicated to the Shareholders prior to the resumption of the postponed or adjourned Meeting.

Nothing contained in the Arrangement Agreement shall limit in any way the obligation of the Corporation to convene and hold the Meeting in accordance with the terms of the Arrangement Agreement unless the Arrangement Agreement is terminated in accordance with its terms.

Termination Rights

By Mutual Consent

The Arrangement Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Parties.

By Either the Corporation, Gerdau S.A. or Acquiror

The Arrangement Agreement may be terminated by either the Corporation, the Acquiror or Gerdau S.A. at any time prior to the Effective Time if:

(a)	the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate the Arrangement Agreement under this clause is not available to any party whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(b)	the Required Vote is not obtained at the Meeting (or any adjournment or postponement thereof); or

(c)	any Law makes the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal or that prohibits or otherwise restrains the Corporation and the Acquiror from consummating the Arrangement.

By Acquiror or Gerdau S.A.

The Arrangement Agreement may be terminated by the Acquiror or Gerdau S.A. at any time prior to the Effective Time if:

(a)	the Board or the Special Committee shall have (i) withdrawn, qualified, amended or modified, or proposed publicly to withdraw, qualify, amend or modify, in a manner adverse to the Acquiror or Gerdau S.A., its approval of the Arrangement or its recommendation that Shareholders vote in favour of the Arrangement Resolution; (ii) approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal; or (iii) failed to reaffirm its approval of the Arrangement or its recommendation that Shareholders vote in favour of the Arrangement Resolution pursuant to the terms of the Arrangement Agreement;

(b)	subject to the notice and cure provisions of the Arrangement Agreement and provided neither the Acquiror nor Gerdau S.A. is in material breach of its obligations under the Arrangement Agreement, the Corporation breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would give rise to the failure of certain closing conditions; or

(c)	if the Corporation breaches any of its covenants or agreements relating to the non-solicitation provisions or the right to accept a Superior Proposal and right to match provisions in the Arrangement Agreement.

By the Corporation

Subject to the notice and cure provisions of the Arrangement Agreement and provided the Corporation is not in material breach of its obligations under the Arrangement Agreement, the Corporation may at any time prior to the Effective Time terminate the Arrangement Agreement if the Acquiror or Gerdau S.A. breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement that would give rise to the failure of certain closing conditions.

Termination Fee

The Arrangement Agreement provides that the Corporation will pay to the Acquiror an amount equal to $40 million (the “Termination Fee”) if:

(a)	the Acquiror or Gerdau S.A. shall have terminated the Arrangement Agreement, in accordance with its terms, as a result of (A) the Corporation having breached any of its covenants or agreements relating to the non-solicitation provisions or the right to accept a Superior Proposal and right to match provisions in the Arrangement Agreement or (B) the Board or the Special Committee having (i) withdrawn, qualified, amended or modified, or having proposed publicly to withdraw, qualify, amend or modify, in a manner adverse to the Acquiror or Gerdau S.A., its approval of the Arrangement or its recommendation that Shareholders vote in favour of the Arrangement Resolution; (ii) approved or recommended, or having proposed publicly to approve or recommend, any Acquisition Proposal; or (iii) failed to reaffirm its approval of the Arrangement or its recommendation that Shareholders vote in favour of the Arrangement Resolution pursuant to the terms of the Arrangement Agreement; or

(b)	prior to the Meeting, a bona fide Acquisition Proposal shall have been made or proposed to the Corporation or publicly announced, or a person shall have publicly announced an intention to do so (which has not been withdrawn), and (A) the Required Vote is not obtained prior to the Outside Date and (B) within one year after the date of the termination of the Arrangement Agreement either (i) the Corporation or any of its subsidiaries enters into a contract providing for the implementation of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above and whether or not such Acquisition Proposal is completed), in which case payment shall be made prior to the Corporation entering into such contract, or (ii) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to above) is consummated, in which case payment shall be within two business days following the consummation of such Acquisition Proposal, in which case payment shall be made within two Business Days following the consummation of such Acquisition Proposal.

The Arrangement Agreement provides that the payment of the Termination Fee shall be the sole monetary remedy of the Acquiror and Gerdau S.A. in respect of the event giving rise to such payment, other than the right to injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Arrangement Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

Expense Reimbursement

Subject to the notice and cure provisions of the Arrangement Agreement and provided the Corporation is not in material breach of its obligations, in the event the Arrangement Agreement is terminated by the Corporation as a result of the Acquiror having breached any of its representations or warranties or as a result of Gerdau S.A. or the Acquiror having defaulted on any covenants or obligation contained in the Arrangement Agreement, in each case that would give rise to a failure to close, notwithstanding any other provision of the Arrangement Agreement, the Acquiror or Gerdau S.A. shall pay the Corporation all reasonable documented expenses incurred by the Corporation in connection with the Arrangement up to a maximum aggregate amount of $5 million.

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, the Corporation obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Exhibit C to this Circular.

Subject to the requisite approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on August 12, 2010 at 10:00 a.m. (Toronto time) in the Court at 330 University Avenue, Toronto, Ontario. Any person who receives notice under the Interim Order who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a “Notice of Appearance”) as set out in the notice of application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the notice of application for the Final Order and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the notice of application for the Final Order is attached as Exhibit D to this Circular.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Canadian Securities Law Matters

The Corporation is a reporting issuer (or the equivalent) under applicable Canadian securities legislation in Ontario and is, among other things, subject to applicable securities laws, including MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure the protection and fair treatment of minority securityholders. The Arrangement constitutes a “business combination” under MI 61-101 because: (i) it may involve the termination of certain Shareholders’ interest in the Corporation without such Shareholders’ consent; and (ii) a related party of the Corporation would, as a consequence of the Arrangement, indirectly acquire the Corporation. MI 61-101 provides that, unless an exemption is available, a reporting issuer proposing to carry out a business combination is required to obtain a formal valuation of the affected securities from a qualified independent valuator and to provide the holders of the affected securities with a summary of such valuation. For the purposes of the Arrangement, the Common Shares are considered “affected securities” within the meaning of MI 61-101. A summary of the formal valuation prepared by RBC can be found at “Information Regarding the Arrangement — Valuation and Fairness Opinion” and a copy of the Valuation and Fairness Opinion is attached as Exhibit E to this Circular.

MI 61-101 also requires that, in addition to any other required securityholder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by Public Shareholders must be obtained. Accordingly, votes attaching to Common Shares that are beneficially owned or over which control or direction is exercised by the Corporation, Gerdau S.A., and the Acquiror and any “related party” of Gerdau S.A. and the Acquiror within the meaning of MI 61-101 (subject to the exceptions set out therein) and any person acting jointly or in concert with the foregoing in respect of the Arrangement will be excluded from the “majority of the minority” vote on the Arrangement Resolution at the Meeting. As at the Record Date, to the knowledge of the Corporation, Gerdau S.A., the Acquiror and their respective directors and senior officers, after reasonable inquiry, the Corporation, Gerdau S.A. and the Acquiror and any “related party” of Gerdau S.A. and the Acquiror within the meaning of MI 61-101 (subject to the exceptions set out therein) and any person acting jointly or in concert with any of the foregoing in respect of the Arrangement, owned 291,762,026 Common Shares and these are the only Common Shares that will be excluded from the minority vote.

To the knowledge of the Corporation, after reasonable inquiry, there has been no prior valuation of the Corporation, its Common Shares or its material assets in the 24 months prior to the date hereof.

Right of Dissent

The following is only a summary of the Dissenting Shareholder provisions of the Interim Order, the CBCA and the Plan of Arrangement, which are technical and complex. A copy of the Interim Order is attached as Exhibit C to this Circular and a copy of section 190 of the CBCA is attached as Exhibit F to this Circular. It is recommended that any Shareholder wishing to exercise Dissent Rights seek legal advice as the failure to comply strictly with the provisions of the Interim Order, the Circular, the CBCA (except as otherwise provided in this Circular) and the Plan of Arrangement may result in the loss or unavailability of the right of dissent.

Pursuant to the terms of the Interim Order, registered Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA as modified by the Plan of Arrangement.

A Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of the Dissent Shares held by such Dissenting Shareholder immediately prior to the adoption of the Arrangement Resolution at the Meeting, and will not be entitled to any other payment or consideration, including any payment or consideration that would have been payable under the Arrangement had such Dissenting Shareholder not exercised his, her or its Dissent Rights.

A Shareholder may only exercise Dissent Rights with respect to all Common Shares held by the Shareholder on behalf of any one beneficial owner and registered in the Shareholder’s name. As a consequence, a Shareholder may only exercise the right to dissent in respect of the Common Shares that are registered in that Shareholder’s name. In many cases, Common Shares beneficially owned by a person are registered either:

(i)	in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares (such as, among others, banks, trust companies, securities dealers or brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(ii)	in the name of a clearing agency (such as CDS) of which an Intermediary is a participant.

Accordingly, a Non-Registered Shareholder will not be entitled to exercise Dissent Rights directly (unless the Common Shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its Common Shares and either:

(i)	instruct the Intermediary to exercise Dissent Rights on the Non-Registered Shareholder’s behalf (which, if the Common Shares are registered in the name of CDS or other clearing agency, would require that the Common Shares first be re-registered in the name of the Intermediary); or

(ii)	instruct the Intermediary to request that the Common Shares be registered in the name of the Non-Registered Shareholder, in which case such holder would have to exercise Dissent Rights directly (that is, the Intermediary would not be exercising the right of dissent on such holder’s behalf).

A Registered Shareholder who wishes to dissent in respect of the Arrangement Resolution must provide a notice of dissent (“Dissent Notice”) to Gerdau Ameristeel Corporation, 4221 W. Boy Scout Blvd., Suite 600, Tampa, Florida, 33607, Attention: Robert E. Lewis, Facsimile number: (813) 207-2251 prior to 5:00 p.m. (Toronto time) two Business Days prior to the Meeting (or any postponement or adjournment thereof). It is important that Registered Shareholders strictly comply with this requirement, as it is different from the statutory dissent provisions of the CBCA that would otherwise permit a Dissent Notice to be provided at or prior to the Meeting.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote; however, a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder if such person has voted or instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution. If such Dissenting Shareholder votes in favour of the Arrangement Resolution in respect of a portion of the Common Shares registered in his, her or its name and held by same on behalf of any one beneficial owner, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of the Common Shares held by such Dissenting Shareholder in the name of that beneficial owner, given that section 190 of the CBCA provides there is no right of partial dissent. The CBCA does not provide and Gerdau Ameristeel does not assume that a vote against the Arrangement Resolution constitutes a Dissent Notice. A Registered Shareholder need not vote its Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit its Dissent Right.

The Corporation is required, within 10 days after the adoption of the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn such Shareholder’s Dissent Notice.

A Dissenting Shareholder must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to the Corporation a written notice (a “Payment Demand”) containing the Dissenting Shareholder’s name and address, the number of Common Shares in respect of which the Dissenting Shareholder dissented, and a Payment Demand of the fair value of such Common Shares. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to the Transfer Agent, the Share Certificates representing the Common Shares in respect of which the Dissenting Shareholder has dissented. A Dissenting Shareholder who fails to send the Share Certificates representing the Common Shares in respect of which the Dissenting Shareholder has dissented forfeits such Dissenting Shareholder’s right to dissent. The Corporation or the Transfer Agent will endorse on Share Certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the Share Certificates to the Dissenting Shareholder.

Upon filing a Dissent Notice that is not withdrawn prior to the termination of the Meeting, provided that the Final Order is granted and not appealed or, if appealed, then withdrawn or denied, and the Arrangement becomes effective, a Dissenting Shareholder will cease to have any rights as a Shareholder, other than the right to be paid the fair value of its Common Shares, unless:

(i)	the Dissenting Shareholder withdraws the Payment Demand before the Corporation makes a written offer to pay (the “Offer to Pay”);

(ii)	the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws its Payment Demand; or

(iii)	the directors of the Corporation revoke the Arrangement Resolution,

in which case the Corporation will reinstate the Dissenting Shareholder’s rights in respect of its Dissent Shares as of the date the Payment Demand was sent, all subject to the terms of the Plan of Arrangement which provides that Registered Shareholders who exercise the rights of dissent as set out in the CBCA as modified by the Plan of Arrangement will be deemed to have transferred their Dissent Shares to the Acquiror, free and clear of any liens, as of the Effective Date, and if they (a) ultimately are entitled to be paid fair value for their Dissent Shares, shall be deemed to have transferred such Common Shares to the Acquiror on the Effective Date in exchange for the fair value of such Common Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of such Common Shares had such holders not exercised their Dissent Right, or (b) are ultimately not entitled, for any reason, to be paid fair value for their Dissent Shares, will be deemed to have participated in the Arrangement on the same basis as non-Dissenting Shareholders.

Pursuant to the Plan of Arrangement, in no case will the Acquiror, Gerdau S.A. or Gerdau Ameristeel be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Date, and the names of such Shareholders will be deleted from the list of Registered Shareholders at the Effective Date. In addition to any other restrictions under section 190 of the CBCA, holders of Awards shall not be entitled to exercise Dissent Rights with respect to such Awards.

The Corporation is required, not later than seven days after the later of the Effective Date or the date on which the Corporation received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand to it, an Offer to Pay for its Common Shares in an amount considered by the Board to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Shareholder will be paid by the Corporation within 10 days after the acceptance by the Dissenting Shareholder of the Offer to Pay, but any such Offer to Pay lapses if the Corporation does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

If the Corporation fails to make an Offer to Pay or if a Dissenting Shareholder fails to accept an offer that has been made, the Corporation may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Common Shares of Dissenting Shareholders. If the Corporation fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Shareholders whose Common Shares have not been purchased will be joined as parties and bound by the decision of the Court, and the Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholder’s right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Common Shares of all Dissenting Shareholders. The final order of a Court will be rendered against the Corporation in favour of each Dissenting Shareholder and for the amount of the fair value of such Dissenting Shareholder’s Common Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

If the Arrangement is not Implemented

If the Arrangement is not implemented, the Corporation will continue to operate as a publicly traded subsidiary of Gerdau S.A. If the Arrangement is not completed, any Letter of Transmittal completed by a Shareholder will be of no effect and the Depositary will return all surrendered Share Certificates to the holders thereof as soon as practicable.

Expenses of the Arrangement

Subject to the notice and cure provisions of the Arrangement Agreement and provided the Corporation is not in material breach of its obligations, in the event the Arrangement Agreement is terminated by the Corporation as a result of the Acquiror having breached any of its representations or warranties or as a result of Gerdau S.A. or the Acquiror having defaulted on any covenants or obligation contained in the Arrangement Agreement, in each case that would give rise to a failure to close, notwithstanding any other provision of the Arrangement Agreement, the Acquiror or Gerdau S.A. shall pay the Corporation all reasonable documented expenses incurred by the Corporation in connection with the Arrangement up to a maximum aggregate amount of $5 million.

Except as otherwise specifically provided in the Arrangement Agreement (including that the Acquiror shall pay (i) all filings fees incurred in connection with the filing of the Schedule 13E-3, (ii) for the services of proxy solicitation services and (iii) all fees and costs in connection with any Pre-Acquisition Reorganization in the event the Arrangement is not completed), each of Gerdau S.A., the Acquiror and the Corporation shall pay its respective legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the negotiation, preparation or execution of the Arrangement Agreement, and all documents and instruments executed or delivered pursuant to the Arrangement Agreement, as well as any other costs and expenses incurred.

Certain Canadian Federal Income Tax Considerations

In the opinion of Torys LLP, counsel to the Corporation, the following summary fairly presents the principal Canadian federal income tax consequences under the ITA of the Arrangement generally applicable to Shareholders who, for the purposes of the ITA and at all relevant times, hold their Common Shares as capital property and deal at arm’s length, and are not affiliated, with the Corporation and the Acquiror (“Holders”). Such shares generally will constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Holders whose shares might not otherwise qualify as capital property may be entitled, in certain circumstances, to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the ITA.

This summary is based on the current provisions of the ITA and the regulations issued thereunder (the “Regulations”) and on counsel’s understanding of the current published administrative practices of the CRA. This summary takes into account all specific proposals to amend the ITA and the Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), but does not otherwise take into account or anticipate any changes in Law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the Canada Revenue Agency (“CRA”). No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction.

This summary is not applicable to a Holder that is a “financial institution” (as defined in the ITA for purposes of the mark-to-market rules) or a Holder to whom the “functional currency” (as defined in the ITA) reporting rules apply. Such Holders should consult their own tax advisors.

For purposes of the ITA, all amounts, including adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. Amounts denominated in U.S. dollars generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts first arose, or such other rate of exchange as is acceptable to the CRA.

The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

The following portion of the summary applies to a Holder who is or is deemed to be a resident of Canada for the purposes of the ITA (a “Canadian Holder”).

Disposition of Common Shares on Arrangement

A Canadian Holder who disposes of Common Shares to the Acquiror pursuant to the Arrangement will realize a capital gain (or capital loss) in respect of the Common Shares so disposed of equal to the amount by which the proceeds of disposition received by the Canadian Holder for such Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Shares to the Canadian Holder immediately before the disposition.

Dissenting Shareholders

Canadian Holders who exercise their right of dissent in respect of the Arrangement and consequently are paid fair market value of their Common Shares by the Acquiror in accordance with the Arrangement will dispose of their Common Shares for proceeds of disposition equal to the amount paid to them for such shares less the amount of any interest awarded by the Court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) their adjusted cost base of such shares immediately before the Arrangement. Any interest awarded to a Dissenting Shareholder will be included in the Dissenting Shareholder’s income.

Taxation of Capital Gains and Losses

A Canadian Holder who, as described above, realizes a capital gain or a capital loss on the disposition of the Common Shares will generally be required to include in income one half of any such capital gain (“taxable capital gain”) and may apply one half of any such capital loss (“allowable capital loss”) against taxable capital gains in accordance with the detailed rules in the ITA. Generally, allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year, in either case, against taxable capital gains realized in such year in accordance with the detailed rules of the ITA.

If the Canadian Holder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such Common Shares may be reduced by the amount of certain dividends which have been received, or are deemed to have been received, on such shares. Canadian Holders should consult their tax advisors for specific information regarding the application of these provisions.

A “Canadian controlled private corporation” (as defined in the ITA) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

The realization of a capital gain or loss by a Canadian Holder which is an individual (including most trusts) may affect the individual’s liability for alternative minimum tax under the ITA.

Holders Not Resident in Canada

The following portion of this summary applies to a Holder who is not a resident of Canada for the purposes of the ITA and does not use or hold and is not deemed to use or hold the Common Shares in carrying on business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Disposition of Common Shares on Arrangement

No tax on income (including taxable capital gains) will be payable by a Non-Resident Holder in respect of the disposition of Common Shares unless the shares constitute “taxable Canadian property” to such Non-Resident Holder and such Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Generally, Common Shares will not be “taxable Canadian property” to a Non-Resident Holder unless, (i) at any time during the five year period immediately preceding the disposition, 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by such Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm’s length, or any combination thereof, and (pursuant to Tax Proposals) (ii) within the 60-month period immediately preceding the disposition, the shares derived more than 50% of their fair market value directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) Canadian resource properties (as defined in the ITA), (c) timber resource properties (as defined in the ITA), or (d) options in respect of, or interests or rights in property described in (a), (b) or (c).

Dissenting Shareholders

Non-Resident Holders who dissent from the Arrangement will be subject to the same income tax considerations as those above with respect to dissenting Canadian Holders, except that such dissenting Non-Resident Holders will not be subject to tax under the ITA in respect of capital gains realized on the disposition of Common Shares where such shares are not “taxable Canadian property” to such Non-Resident Holder at the time of disposition. Dissenting Non-Resident Holders will not be subject to withholding tax under the ITA in respect of any interest received.

Certain United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of the Arrangement to U.S. Holders and Non-U.S. Holders (each as defined below). This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect. This discussion applies only to Shareholders who hold Common Shares as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of United States federal income taxation that may be relevant to Shareholders in light of their particular circumstances, or that may apply to Shareholders subject to special treatment under United States federal income tax laws, including but not limited to insurance companies; tax-exempt organizations; financial institutions; dealers or traders in securities or foreign currencies; U.S. expatriates; persons who acquired Common Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation; individual retirement accounts or other tax-deferred accounts; persons who hold Common Shares as part of a straddle, hedge, constructive sale, conversion, or other risk-reduction strategy; any person that owns, actually or constructively, 10% or more of the voting shares of the Corporation; and persons whose functional currency is not the U.S. dollar. This discussion does not address any aspect of state, local, non-U.S. or other tax laws, estate or gift tax considerations, or the alternative minimum tax. Further, this summary does not address the U.S. federal income tax consequences of the Arrangement to any person that will own, actually or constructively, shares of Gerdau S.A. (or any successor corporation) following the Arrangement.

For purposes of this discussion, a person is a “U.S. Holder” if such person is the beneficial owner of Common Shares and is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	a trust (i) if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

For purposes of this discussion, a person is a “Non-U.S. Holder” if such person is the beneficial owner of Common Shares and is not a U.S. Holder (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the tax treatment of a person treated as a partner in such entity generally will depend upon the status of the partner and the activities of the partnership. Any person treated as a partner in a partnership that holds Common Shares should consult such person’s own tax advisor.

The United States federal income tax summary set forth below is not intended to constitute a complete description of all tax consequences relating to the Arrangement. Each Shareholder should consult its own tax advisor regarding the applicability of the rules discussed below to such Shareholder and the particular tax consequences to such Shareholder of the Arrangement, including the application and effect of any applicable U.S. federal, state, local, and non-U.S. tax laws.

NOTICE PURSUANT TO TREASURY DEPARTMENT CIRCULAR 230

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (I) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY ANY PERSON, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE, (II) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE ARRANGEMENTS OR MATTERS ADDRESSED IN THIS CIRCULAR, AND (III) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Federal Income Tax Considerations for U.S. Holders of Common Shares

Subject to the passive foreign investment company considerations discussed below, the receipt of cash by a U.S. Holder for Common Shares transferred pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who surrenders Common Shares for cash pursuant to the Arrangement will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the shares surrendered. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction). If the holding period for Common Shares surrendered pursuant to the Arrangement is greater than one year as of the Effective Date of the Arrangement, then such gain or loss will be a long-term capital gain or loss. The deductibility of capital losses is subject to limitations under the Code.

Federal Income Tax Considerations for Non-U.S. Holders of Common Shares

Any gain realized by a Non-U.S. Holder in respect of the transfer of Common Shares pursuant to the Arrangement generally will not be subject to United States federal income tax, unless:

•	the gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (and, if an income tax treaty applies, constitutes business profits attributable to a U.S. permanent establishment); or

•	in the case of an individual, the Non-U.S. Holder has been present in the United States for 183 days or more during the taxable year during which the Arrangement is effected and certain other conditions are satisfied.

Passive Foreign Investment Company Considerations

Generally adverse U.S. federal income tax rules apply to U.S. persons transferring shares of a passive foreign investment company (a “PFIC”) in exchange for cash. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income,” or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, certain gains from the sales of commodities, and gains from the disposition of passive assets.

Based on its structure and the composition of its income and assets, the Corporation does not believe that it was a PFIC for the taxable year ended December 31, 2009, nor does it expect to be a PFIC for the current taxable year. However, because the PFIC determination is made annually at the close of the taxable year in question on the basis of facts and circumstances that may be beyond the Corporation’s control, and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that the Corporation is not and has never been a PFIC.

If the Corporation were a PFIC for any taxable year during which a U.S. Holder beneficially owned Common Shares, unless such U.S. Holder had made a mark-to-market election resulting in alternative treatment, a gain realized upon the transfer of Common Shares pursuant to the Arrangement by such U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such Common Shares and taxed as ordinary income. An amount allocated to a taxable year preceding the year of such transfer would be subject to tax at the highest rate in effect for that taxable year for an individual or corporation, as applicable, and an interest charge would be imposed on the tax attributable to such allocated amount. In addition, such U.S. Holder would be required to report the amount of gain realized on IRS Form 8621.

Each U.S. Holder should consult its own tax advisor regarding the potential characterization of the Corporation as a PFIC and the application of the PFIC rules in light of such U.S. Holder’s particular circumstances.

Information Reporting and Backup Withholding

Payments of cash made to a U.S. Holder or Non-U.S. Holder pursuant to the Arrangement may, under certain circumstances, be subject to information reporting and to backup withholding (currently at a rate of 28%), unless such holder provides proof of an applicable exemption, or furnishes its U.S. taxpayer identification number and otherwise complies with all applicable requirements. In this regard, a Non-U.S. Holder may be required to provide IRS Form W8-BEN certifying, under penalties of perjury, that it is not a U.S. person for U.S. federal tax purposes. Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHER INSIDERS OF
GERDAU AMERISTEEL

In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain members of the Board and executive officers of Gerdau Ameristeel have certain interests in the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Special Committee and the Board are aware of these interests and considered them in making their recommendations.

As at the Record Date, there were a total of 2,265,035 Options (other than those Options outstanding with an unsatisfied performance condition), 5,360,367 SARs, 326,991 PSUs, 228,893 RSUs and 548,997 Phantom Shares including 492,537 Options 82,939 SARs 78,208 PSUs, 54,746 RSUs and 139,457 Phantom Shares held by directors and executive officers of Gerdau Ameristeel. Pursuant to the Arrangement, any Options and SARs that have not been exercised prior to the Effective Time will be converted to options or SARs, as applicable, in respect of ADSs. All PSUs, RSUs and Phantom Shares outstanding at the Effective Time will be converted to awards in respect of ADSs.

Gerdau Ameristeel is currently party to an employment agreement with its President and Chief Executive Officer Mario Longhi. As part of his employment agreement, Mr. Longhi is entitled to participate in a long-term incentive arrangement. The long-term incentive arrangement provides that the Corporation will deliver 1,749,526 Common Shares

(the “Longhi LTIP Shares”) as long as Mr. Longhi is Chief Executive Officer of Gerdau Ameristeel US Inc. on June 1, 2015. In addition, Mr. Longhi is entitled to an amount of Common Shares equal to the amount of cash dividends payable on the Longhi LTIP Shares, plus an amount in cash equal to the amount by which $25 million exceeds, on June 1, 2015, the value of the Longhi LTIP Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or ADSs of Gerdau S.A. awarded pursuant to Mr. Longhi’s separate independent services agreement with Gerdau S.A. dated as of June 1, 2005, as long as Mr. Longhi is Chief Executive Officer of Gerdau Ameristeel US Inc. on June 1, 2015. In the event that Mr. Longhi has a separation from service prior to June 1, 2015, due to termination without cause, termination by Mr. Longhi for any reason or termination for death or disability, he will, in each instance, be entitled to a calculated portion of his long-term incentive. Mr. Longhi is also eligible to participate in the Gerdau Ameristeel US Retirement Plan and the Gerdau Ameristeel US Savings Plan, and is entitled to supplemental pension payments. Mr. Longhi is also a director of Gerdau S.A. and a member of its executive committee.

Awards are being converted to awards in respect of ADSs, rather than being cashed out, in order that the Awards will continue to provide an incentive to employees to act in the best interests of the Corporation. This treatment also preserves the retention features of the plans, as vesting of awards will continue to occur in accordance with the terms of the plans and will not be accelerated as a result of the completion of the Arrangement.

Metalúrgica Gerdau S.A. and its controlled companies hold 76.16% of the voting capital of Gerdau S.A. The Gerdau Johannpeter family indirectly controls Metalúrgica Gerdau S.A. Four directors on the Board are members of the Gerdau Johannpeter family. These four directors also serve as directors or officers of Gerdau S.A. Each of the Gerdau Designees (being these four directors and Mr. Longhi) as described herein abstained from voting on the Arrangement as directors of the Corporation.

Mr. Jorge Gerdau Johannpeter holds 435,668 Common Shares directly. Mr. Frederico C. Gerdau Johannpeter holds 1,009,232 Common Shares directly. Mr. André Gerdau Johannpeter holds 76,000 Common Shares directly. Mr. Claudio Johannpeter holds 17,600 Common Shares directly.

EFFECT OF THE ARRANGEMENT ON MARKETS AND LISTING

Following the Effective Time, it is intended that the Common Shares will be delisted from the TSX and NYSE, and that Gerdau Ameristeel will cease to be a reporting issuer under applicable Canadian securities laws in each province in which it is a reporting issuer and cease to be a registrant with the SEC.

INFORMATION CONCERNING GERDAU AMERISTEEL

Gerdau Ameristeel (formerly Co-Steel Inc.) was incorporated under the laws of the Province of Ontario by letters patent dated September 10, 1970. The Corporation was continued under the CBCA on May 25, 2006. The Corporation is the result of a combination of the North American operations of Brazilian steelmaker Gerdau S.A. and Co-Steel Inc. completed on October 23, 2002. The registered office of the Corporation is located at 1801 Hopkins Street South, Whitby, Ontario, L1N 5T1, Canada. The executive office is located at 4221 West Boy Scout Blvd., Suite 600, Tampa, Florida, United States, 33607, Telephone: (813) 286-8383.

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 10 million metric tons of mill finished steel products. Through its vertically integrated network of mini-mills, scrap recycling facilities and downstream operations, Gerdau Ameristeel serves customers throughout the United States and Canada. The Corporation’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission, and equipment manufacturing.

Principal Shareholders

As at the Record Date, Gerdau S.A. indirectly owns a total of 287,375,350, approximately 66.3%, of the issued and outstanding Common Shares. Gerdau S.A. is the only shareholder of the Corporation known to the directors or officers of the Corporation to own beneficially, directly or indirectly, or to exercise control or direction over, more than 10% of the issued and outstanding Common Shares as of the Record Date.

Description of Common Shares

Shareholders are entitled to one vote in respect of each Common Share held at all meetings of Shareholders except meetings at which only holders of another specified class or series of shares are entitled to vote. Subject to the preference of the Corporation’s preferred shares and all other shares ranking senior to the Common Shares, if any, holders of Common Shares are entitled to receive dividends if, as and when declared by the Board. In the event of a liquidation, dissolution or winding-up of the Corporation, after payment of all outstanding debts and liabilities and subject to the preference of the Corporation’s preferred shares and all other shares ranking senior to the Common Shares, if any, holders of Common Shares are entitled to receive, pro rata, the Corporation’s remaining assets. The holders of Common Shares have no pre-emptive, subscription or redemption rights.

Dividend Policy

The declaration of dividends on the Common Shares is at the discretion of the Board and, subject to the liquidity and solvency tests set forth in the CBCA, there are no restrictions on dividend payout. During the term of the Arrangement Agreement, Gerdau Ameristeel has agreed to neither declare nor pay any dividends.

No dividends were paid from January 2003 until January 2005 when the Board approved the initiation of a quarterly cash dividend of $0.02 cents per Common Share. Beginning in January 2005 and continuing through 2008, dividends on the Common Shares were paid in March, June, September and December of each year. After the quarterly dividend paid in March 2009, the Corporation did not pay additional dividends in 2009 in an effort to be prudent with the Corporation’s financial resources in light of the challenging economic climate. The Corporation also paid special dividends of $0.14 cents per Common Share in 2005, $0.22 cents per Common Share in 2006, $0.27 per common share in 2007 and $0.25 per Common Share in 2008.

Previous Distributions of Securities

During the last five years, the Corporation distributed Common Shares (other than Common Shares issued pursuant to Awards) as follows:

On November 7, 2007, the Corporation completed an equity offering of 126.5 million Common Shares at a per share offering price of $12.25 in the United States and Canada, including 16.5 million Common Shares issued upon the exercise of an overallotment option. Of the 126.5 million Common Shares issued, Gerdau S.A. purchased approximately 84.1 million (including approximately 10.9 million Common Shares issued to Gerdau S.A. concurrently with the closing of the overallotment option). After giving effect to the offering, Gerdau S.A. owned approximately 66.5% of the Common Shares. A portion of the proceeds of this offering of approximately $1.55 billion were used to repay the Corporation’s bridge loan facility in full and $150 million of the Corporation’s term loan facility. The bridge loan facility and term loan facility were incurred through a wholly-owned subsidiary to finance the acquisition of Chapparal Steel Company on November 7, 2007.

Selected Financial Information

The Corporation’s complete financial information is set out in the audited annual consolidated financial statements of Gerdau Ameristeel and the notes thereto as at and for the years ended December 31, 2009 and 2008 as incorporated by reference in this Circular.

Trading History of Common Shares

The Common Shares are listed and posted for trading on the TSX and NYSE under the trading symbol “GNA”. The following tables set forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Common Shares on the TSX and NYSE:

	Common Shares(1)
	TSX-$C			NYSE-$US
	High	Low	Volume	High	Low	Volume
			(millions)			(millions)

May 2008	18.05	15.51	18,941,394	18.11	14.99	36,159,952
June 2008	20.00	17.49	18,591,915	19.56	17.00	27,478,088
July 2008	19.39	14.68	11,962,986	19.15	14.31	31,913,720
August 2008	16.59	14.02	10,117,128	15.92	12.96	19,056,208
September 2008	15.10	9.25	19,058,414	14.24	8.82	28,244,126
October 2008	10.39	5.69	18,742,326	9.59	4.45	32,569,162
November 2008	6.85	3.70	13,582,578	5.94	2.83	26,618,610
December 2008	7.53	4.62	14,976,026	6.29	3.54	25,327,168
January 2009	8.60	6.75	9,098,632	7.27	5.33	16,450,283
February 2009	8.85	5.06	9,366,720	7.23	3.98	18,706,620
March 2009	5.14	3.76	18,877,061	4.02	2.98	27,970,524
April 2009	6.38	3.81	24,797,514	5.35	3.00	33,820,872
May 2009	7.84	5.75	16,832,810	7.03	4.89	41,612,296
June 2009	8.54	7.11	14,586,064	7.78	6.145	37,960,216
July 2009	8.11	6.85	12,480,379	7.30	5.85	32,325,814
August 2009	8.25	7.30	8,331,399	7.69	6.62	24,123,798
September 2009	9.52	7.84	14,038,588	8.97	7.11	31,163,384
October 2009	9.30	7.35	9,470,557	9.02	6.78	33,376,346
November 2009	9.00	7.30	6,918,665	8.59	6.75	22,409,532
December 2009	9.04	8.24	4,893,528	8.62	7.78	14,516,321
January 2010	9.95	7.75	12,766,334	9.66	7.27	24,073,976
February 2010	8.45	7.29	8,771,278	7.99	6.81	18,055,288
March 2010	8.34	7.33	11,407,799	8.16	6.99	18,934,704
April 2010	8.28	7.51	14,278,361	8.29	7.3599	22,778,500
May 2010	8.76	7.17	18,523,457	8.65	6.63	38,963,804
June 2010	11.75	7.56	105,068,208	11.23	7.17	172,060,064
July 1, 2010 to July 7, 2010	11.65	11.47	1,950,571	10.97	10.88	17,167,387

(1)	Source: TSX data from TMX Datalinx (formerly MarketData) and NYSE data from Lexis Sungard.

	Common Shares(1)
	TSX-$C			NYSE-$US
	High	Low	Volume	High	Low	Volume

Q2 2008	20.00	14.22	51,485,753	19.56	13.67	86,932,880
Q3 2008	19.39	9.25	41,138,528	19.15	8.82	79,214,056
Q4 2008	10.39	3.70	47,300,930	9.59	2.83	84,514,944
Q1 2009	8.85	3.76	37,342,413	7.27	2.98	63,127,424
Q2 2009	8.54	3.81	56,216,388	7.78	3.00	113,393,376
Q3 2009	9.52	6.85	34,850,366	8.97	5.85	87,612,992
Q4 2009	9.30	7.30	21,282,750	9.02	6.75	70,302,200
Q1 2010	9.95	7.29	32,945,411	9.66	6.81	61,063,968
Q2 2010	8.76	7.17	32,801,818	11.23	6.63	204,049,584

(1)	Source: TSX data from TMX Datalinx (formerly MarketData) and NYSE data from Lexis Sungard.

Gerdau S.A. and the Corporation publicly announced the proposed Arrangement before the opening of business on June 2, 2010. On June 1, 2010, the last trading day immediately prior to such public announcement, the closing price of the Common Shares on the TSX and NYSE was C$7.84 per share and $7.17 per share, respectively.

Previous Purchases and Sales

During the two years prior to the date hereof, Gerdau Ameristeel has not purchased or sold any of its own securities (excluding securities purchased or sold pursuant to the exercise of Options).

ADDITIONAL INFORMATION REGARDING GERDAU AMERISTEEL — DOCUMENTS
INCORPORATED BY REFERENCE

The following documents of Gerdau Ameristeel filed with the Ontario Securities Commission or similar regulatory authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

(a)	material change report of Gerdau Ameristeel dated June 2, 2010 in respect of the proposal received by Gerdau Ameristeel from Gerdau S.A.;

(b)	material change report of Gerdau Ameristeel dated June 30, 2010 in respect of the entering into of the Arrangement Agreement;

(c)	audited annual consolidated financial statements of Gerdau Ameristeel and the notes thereto as at and for the years ended December 31, 2009 and 2008;

(d)	management’s discussion and analysis as at and for the years ended December 31, 2009 and 2008;

(e)	unaudited interim consolidated financial statements of Gerdau Ameristeel contained in the interim report to the shareholders as at and for the three months ended March 31, 2010 and March 31, 2009;

(f)	management’s discussion and analysis as at and for the three months ended March 31, 2010 and March 31, 2009;

(g)	annual information form of Gerdau Ameristeel dated March 29, 2010;

(h)	Form 40-F filed on March 29, 2010;

(i)	management proxy circular/proxy statement of Gerdau Ameristeel dated March 29, 2010;

(j)	Arrangement Agreement filed on June 30, 2010; and

(k)	Amending Agreement filed on July 8, 2010.

Any documents of Gerdau Ameristeel of the type referred to above (excluding confidential material change reports) filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Meeting will also be deemed to be incorporated by reference into this Circular. All of the documents incorporated by reference are available on SEDAR at www.sedar.com. Upon request, Gerdau Ameristeel will provide a copy to Shareholders.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

PAST TRANSACTIONS AND AGREEMENTS

To the knowledge of the directors and officers of the Corporation, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding voting securities having a material interest, direct or indirect, in any material transaction or proposed transaction of the Corporation or its affiliates from January 1, 2007 through December 31, 2009 are indicated below:

From June 1, 2007 through July 7, 2010, Gerdau S.A. had a material interest in the following material transactions:

(a)	To finance the acquisition of Chaparral Steel Company, on September 10, 2007 the Corporation borrowed, through a wholly-owned subsidiary, $2.75 billion under a term loan facility and $1.15 billion under a bridge loan facility. The term loan facility consists of three tranches with terms ranging from five to six years and the bridge loan facility had a term of 90 days and could be extended an additional 90 days at the Corporation’s option. Gerdau S.A. and certain of its Brazilian affiliates have guaranteed the obligations of the borrowers under both credit facilities. The bridge loan facility was repaid in full by the end of November 2007. In addition, $150 million of the term loan facility was repaid in December 2007. As of February 28, 2010, $1.69 billion was outstanding under the term loan facility.

(b)	On November 7, 2007, Gerdau S.A. purchased approximately 84.1 million of the 126.5 million Common Shares offered by the Corporation pursuant to a supplemental PREP prospectus of the Corporation dated November 2, 2007 and filed with the securities authorities in Canada and with the SEC on November 2, 2007. After giving effect to the offering, Gerdau S.A. owned approximately 66.5% of the Corporation’s issued and outstanding Common Shares.

(c)	On December 22, 2009, the Corporation entered into a new $650 million senior secured asset-based revolving credit facility. This facility replaced the Corporation’s existing $950 million asset-based credit facility that would have matured in October 2010. The new facility is scheduled to mature on December 21, 2012 and is secured by the Corporation’s cash, accounts receivable, inventory and other personal property other than equipment and real estate.

(d)	On November 23, 2009, a subsidiary of the Corporation entered into a loan agreement pursuant to which it borrowed $610.0 million from a subsidiary of Gerdau S.A. The loan is a senior, unsecured obligation of the Corporation’s subsidiary and guaranteed by the Corporation’s U.S. operating subsidiaries, bears interest at 7.95% per annum, has no scheduled principal payments prior to maturity, and matures in full on January 20, 2020.

(e)	From time to time in the normal course of business, the Corporation and/or certain of its subsidiaries make purchases and sales of steel products and raw materials from or to affiliated companies. For the years ended December 31, 2009, 2008 and 2007, the Corporation and/or certain of its subsidiaries purchased approximately 20,035, 134,107, and 238,865 tons of steel products and raw materials from affiliated companies for $8.3 million, $94.3 million, and $101.7 million, respectively. For the years ended December 31, 2009, 2008 and 2007, the Corporation and/or certain of its subsidiaries sold 203,906, 124,044 and 10,312 tons of steel products to affiliated companies for $75.1, $96.0 million and $4.8 million, respectively. These purchases and sales do not represent a significant percentage of the Corporation’s total purchases or sales and were on terms which management believes were no less favourable than could be obtained from unaffiliated third parties.

SIGNIFICANT CORPORATE EVENTS

Over the past two years Gerdau Ameristeel has been involved in the following corporate mergers, consolidations or acquisitions:

(a)	On April 1, 2008, Pacific Coast Steel (“PCS”) acquired the assets of Century Steel (“CSI”), a reinforcing and structural steel contractor specializing in the fabrication and installation of structural steel and reinforcing steel products, for approximately $152 million. Concurrently with the acquisition of CSI, the Corporation paid approximately $68.0 million to increase its equity ownership in PCS to approximately 84%.

(b)	On June 27, 2008, the Corporation entered into an amendment to its senior secured credit facility that increased the commitments available under the facility from $650 million to $950 million. The other terms of the senior secured credit facility remained unchanged.

(c)	On July 14, 2008, the Corporation acquired substantially all of the assets of Hearon Steel, a rebar fabricating and epoxy coating business with three locations in Oklahoma. The acquisition of Hearon Steel increased the Corporation’s rebar fabrication and epoxy coating capabilities.

(d)	On October 27, 2008, the Corporation acquired Metro Recycling, a scrap processor headquartered in Guelph, Ontario, with three locations, two in Guelph and the other in Mississauga. The acquisition of Metro Recycling increased the Corporation’s scrap processing capabilities.

(e)	On October 29, 2008, the Corporation sold the operating assets and inventory of its fence post fabricating business. On October 31, 2008, the Corporation acquired certain assets of Sand Springs Metal Processing Corp., a scrap processor located in Sand Springs, Oklahoma.

(f)	On December 31, 2008, the Corporation acquired the remaining 16% of the capital stock of Ameristeel Bright Bar, Inc. that it did not already own, resulting in that company becoming a wholly-owned subsidiary of the Corporation.

ACQUIROR’S PLANS FOR GERDAU AMERISTEEL

Upon completion of the Arrangement, Gerdau S.A. and the Acquiror anticipate that the Corporation will continue to conduct operations substantially as they are currently being conducted. In addition, upon completion of the Arrangement, Gerdau S.A. and the Acquiror intend: (i) to delist the Common Shares from the NYSE and TSX; (ii) to cause Gerdau Ameristeel to cease to be a “reporting issuer” for purposes of relevant Canadian securities Laws; and (iii) to terminate the registration of Gerdau Ameristeel under the 1934 Act such that Gerdau Ameristeel will no longer be subject to the periodic reporting obligations, tender offer regulations or securities ownership reporting obligations of the 1934 Act or otherwise be subject to the U.S. federal securities Laws applicable to public companies. The effect of these actions will be that Gerdau Ameristeel will no longer be required to file publicly, or provide to security holders or others, financial information or timely disclosure with respect to its business and affairs. See the section of this Circular entitled, “Effect of the Arrangement on Markets and Listing”.

The Arrangement Agreement provides that, subject to confirmation that insurance coverage is provided and a release of claims by the Acquiror and Gerdau S.A., Gerdau Ameristeel shall obtain and deliver to the Acquiror at the Effective Time the resignations effective immediately prior to the Effective Time of all directors of Gerdau Ameristeel that the Acquiror requests in writing at least five business days prior to the Effective Time. The Acquiror and Gerdau S.A. have informed Gerdau Ameristeel that they plan to request in writing the resignations of all directors that are not Gerdau Designees.

Other than as disclosed in this Circular, Gerdau S.A. and the Acquiror have informed Gerdau Ameristeel that they have no current plans or proposals or negotiations which relate to or would result in an extraordinary corporate transaction involving Gerdau Ameristeel’s corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations, or sale or transfer of a material amount of assets, or the incurrence of any indebtedness. Gerdau S.A. and the Acquiror have also informed the Corporation that, following the Arrangement, Gerdau Ameristeel’s management and new owners will continuously evaluate and review Gerdau Ameristeel’s business and operations and may propose or develop new plans and proposals which they consider to be in the best interest of the Corporation and its owners in light of such evaluation and review or in light of future developments.

EXPENSES OF THE ARRANGEMENT

The Corporation estimates that expenses in the aggregate amount of approximately $3,045,000 will be incurred by the Corporation in connection with the Arrangement, including legal, financial advisory, accounting, filing and printing costs, the cost of preparing and mailing this Circular and fees in respect of the Valuation and Fairness Opinion. The fees, costs and expenses in connection with the Arrangement are set forth in the table below:

Legal and Accounting	$1,300,000
Financial Advisory Fees	$1,500,000
Special Committee Fees	$115,000
Printing and Mailing Costs	$120,000
Miscellaneous	$10,000
Total	$3,045,000

INFORMATION CONCERNING GERDAU S.A. AND THE ACQUIROR

Gerdau S.A. is a corporation incorporated under the laws of Brazil and indirectly owns 66.3% of the outstanding Common Shares. Gerdau S.A. is the leading producer of long steel in the Americas and one of the world’s largest suppliers of special long steel. It has plants in 14 countries spanning the Americas, Europe and Asia, with total installed capacity of more than 25 million metric tons of steel. It is the largest recycler in Latin America, transforming millions of metric tons of scrap into steel every year. Gerdau S.A.’s shares are listed on the stock exchanges of São Paulo (Bovespa: GGBR4 and GGBR3), New York (NYSE: GGB) and Madrid (Latibex: XGGB).

Gerdau Steel North America Inc., or the Acquiror, is a corporation incorporated under the CBCA and is a wholly owned subsidiary of Gerdau S.A. Gerdau Steel North America Inc. directly owns 66.3% of the outstanding Common Shares and is the Acquiror under the Plan of Arrangement and Arrangement Agreement.

Documents Incorporated by Reference

The following documents of Gerdau S.A. filed with the SEC are specifically incorporated by reference in this Circular:

(a)	Form 20-F filed on June 7, 2010.

AVAILABILITY OF PUBLIC DISCLOSURE DOCUMENTS

Copies of the documents incorporated by reference in this Circular under the headings “Additional Information Regarding Gerdau Ameristeel — Documents Incorporated by Reference” and “Information Concerning Gerdau S.A. and the Acquiror — Documents Incorporated by Reference” may be obtained on request without charge from the Corporate Secretary of Gerdau Ameristeel, as the case may be, or by accessing the disclosure documents available through the Internet on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml under the Corporation’s and Gerdau S.A.’s respective profiles.

GERDAU AMERISTEEL EXECUTIVE COMPENSATION INFORMATION

Information pertaining to Gerdau Ameristeel’s executive compensation is described in Gerdau Ameristeel’s management proxy circular/proxy statement filed March 29, 2010 on SEDAR (from and including “Compensation Discussion and Analysis” on page 11 to, but excluding, “Performance Graphs” on pages 25 and 26).

No member of the Special Committee, or any other director, will be entitled to any additional director’s fees as a result of the transaction. The members of the Special Committee are entitled to the regular fees as described in Gerdau Ameristeel’s management proxy circular/proxy statement filed March 29, 2010 on SEDAR (see “Compensation of Directors” on pages 26 to 28).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of June 7, 2010, the aggregate indebtedness outstanding of all executive officers, directors, employees and former executive officers, directors and employees of the Corporation and its subsidiaries, in connection with the purchase of securities of the Corporation and all other indebtedness to the Corporation (other than “routine indebtedness” under applicable Canadian securities laws), was approximately C$282,380. This indebtedness represents loans to executives pursuant to the Co-Steel Inc. Long-Term Incentive Plan. Pursuant to the Plan of Arrangement, each participant’s loan under the Co-Steel Share Loan Plan will become immediately payable at the Effective Time.

No person who is, or at any time during the year ended December 31, 2009 was, a director or executive officer of the Corporation, is indebted to the Corporation.

BENEFITS FROM THE ARRANGEMENT

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of Gerdau Ameristeel, nor, to the knowledge of the directors and executive officers of Gerdau Ameristeel after reasonable enquiry, any associate of any director or executive officer of Gerdau Ameristeel, any person or company holding more than 10% of any class of equity securities of Gerdau Ameristeel or any person or company acting jointly or in concert with Gerdau Ameristeel, will receive any direct or indirect benefit from voting for or against the Arrangement, other than the consideration available to any Shareholder who submits Common Shares under the Arrangement.

SOURCE OF FUNDS

The Acquisition Price is approximately $1.6 billion, and Gerdau S.A. has agreed to fund or arrange for the funding of the Acquisition Price in an amount sufficient to satisfy such cash requirement by way of equity investment in the Acquiror and/or intercompany loans to the Acquiror. Gerdau S.A. intends to finance such funding requirements using existing cash resources and a $700 million credit facility with JPMorgan Chase Bank, N.A. The credit facility is a short-term facility at prevailing market rates and is guaranteed by Gerdau S.A. together with certain of its main operating subsidiaries. Gerdau S.A. and the Acquiror reasonably believe the possibility to be remote that the Acquiror will be unable to pay for the Common Shares under the Arrangement due to the unavailability of funds under the credit facility. Consequently, there are no alternative financing plans or arrangements.

CORPORATE GOVERNANCE

Following the Effective Time on the Effective Date, the Corporation intends to delist the Common Shares from the TSX and NYSE, to cause the Corporation to cease to be a reporting issuer under applicable Canadian securities laws in each province in which it is a reporting issuer and to cease to be a registrant with the SEC. Following the completion of the Arrangement, the Corporation will govern itself in a manner consistent with its status as a wholly-owned subsidiary of Gerdau S.A.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Corporation appointed Deloitte & Touche LLP, Certified Public Accountants, as its auditors on February 28, 2007, whose Tampa office is located at 201 E. Kennedy Boulevard, Suite 1200, Tampa, Florida, United States, 33602.

The transfer agent and registrar for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Montreal and Calgary and, in the United States, is its U.S. affiliate, Mellon Investor Services LLC at its principal office in New York.

LEGAL MATTERS

Torys LLP, Canadian and U.S. legal counsel to Gerdau Ameristeel, has advised Gerdau Ameristeel with respect to certain legal matters disclosed in this Circular. Gowlings has advised the Special Committee with respect to certain legal matters relating to the Arrangement.

As at the date of this Circular, partners and associates of Torys LLP and Gowlings, respectively, owned beneficially, directly or indirectly, less than 1% of the Common Shares.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation participates in the purchase of directors’ and officers’ liability insurance, which provides, among other things, coverage for executive liability of up to $30,000,000 per occurrence and in the aggregate for all claims made during each year of the applicable policy period of October 23, 2009 to October 23, 2010 for directors and officers of the Corporation and their affiliates, with no deductible under Insuring Agreement A, for executive indemnification. This policy further provides coverage for the Corporation of liability up to $25,000,000 with a $500,000 deductible for indemnification of non-securities claims and a $1,000,000 deductible for the Corporation for indemnification of securities claims.

These policies have certain exclusions for losses arising from the breach of fiduciary responsibilities under statutory or common law subject to adjudication or from violation of pollution laws and regulations subject to the policy carve back for securities claims or claims under Insuring Agreement A.

MISCELLANEOUS

Except as disclosed herein, in connection with the Arrangement contemplated hereby, Gerdau S.A., the Acquiror and Gerdau Ameristeel have not, as of the date hereof, employed, retained or compensated other persons to make solicitations or recommendations to Shareholders. The boards of directors of Gerdau S.A. and the Acquiror were assisted by a working group of senior finance, accounting and legal personnel from Gerdau S.A. While no specific use of corporate assets of Gerdau Ameristeel is contemplated by Gerdau S.A., the Acquiror or Gerdau Ameristeel in connection with the Arrangement, it is possible that some such use, none of which is expected to be material, may occur.

LITIGATION

On June 11, 2010, a proposed class action (the “Claim”) was commenced against the Corporation, its directors, Gerdau S.A. and the Acquiror in the Circuit Court of the Thirteenth Judicial Court in Hillsborough County, Florida. In the Claim, the plaintiff, who states that he is a shareholder of the Corporation, seeks, among other things, an injunction to prevent the consummation of the Arrangement and rescission of the Arrangement. The defendants believe the Claim to be without merit and they intend to defend it vigorously.

OTHER BUSINESS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting, other than those described in the Notice.

FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT

Q:	What am I voting on?

A:	You are being asked to vote FOR the Arrangement Resolution approving the Arrangement, which, among other things, will result in the acquisition by the Acquiror of all of the outstanding Common Shares (other than those Common Shares held by Dissenting Shareholders and Gerdau S.A. and its subsidiaries) for a price equal to the Acquisition Price pursuant to the Arrangement, without interest and subject to applicable withholding taxes. You also are being asked to approve the transaction of any other business that may properly come before the Meeting or any adjournments or postponements of the Meeting.

Q:	When and where is the Meeting?

A:	The Meeting will take place on August 10, 2010 at 10:00 a.m. (Toronto time), at The Gallery Room, TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada.

Q:	Who is soliciting my proxy?

A:	Your proxy is being solicited by management of Gerdau Ameristeel. This Circular is furnished in connection with that solicitation. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone or other communication by directors, officers and employees of Gerdau Ameristeel without special compensation. Gerdau Ameristeel and Gerdau S.A. have retained Laurel Hill as proxy solicitation agent, for which Gerdau S.A. has agreed to pay Laurel Hill a base fee of $15,000 plus an additional fee of $20,000 following the approval of the Arrangement Resolution at the Meeting. Gerdau S.A. has also agreed to reimburse Laurel Hill for reasonable out-of-pocket expenses in connection with the solicitation of proxies and to indemnify Laurel Hill in certain circumstances.

Q:	Who can attend and vote at the Meeting and what is the quorum for the Meeting?

A:	Shareholders of record as of the close of business on June 18, 2010, the record date for the Meeting, are entitled to receive notice of and to attend and vote at the Meeting, or any adjournments or postponements of the Meeting. The Meeting materials are being sent to both Registered Shareholders and Non-Registered Shareholders. Only Registered Shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. However, in accordance with applicable securities laws, Gerdau Ameristeel is also distributing copies of the Meeting materials to certain Intermediaries for onward distribution to Non-Registered Shareholders. Non-Registered Shareholders can direct their Intermediaries to vote the Common Shares beneficially owned by them in accordance with their instructions. If you are a Non-Registered Shareholder and your Common Shares are held on your behalf in the name of an Intermediary, please see “Special Meeting of Holders of Common Shares — Non-Registered Shareholders” in this Circular. The presence, in person or represented by proxy, of at least two persons entitled to vote at the Meeting holding in the aggregate 25% of the outstanding Common Shares is necessary for a quorum at the Meeting.

Q:	How many shares are entitled to vote?

A:	As of June 18, 2010, there were 433,570,437 Common Shares outstanding and entitled to vote at the Meeting.

Q:	What will I receive in the Arrangement?

A:	If the Arrangement is completed, you will be entitled to receive the Acquisition Price for each outstanding Common Share that you own as of the Effective Time of the Arrangement, without interest and subject to applicable withholding taxes. The cash payment is payable in U.S. dollars only.

Q:	I hold Options, SARs, PSUs, RSUs, DSUs or Phantom Shares. What will I receive in the Arrangement?

A:	Options, SARs, PSUs, RSUs and Phantom Shares will be converted to awards in respect of ADSs based on the relative value of a Common Share to an ADS as at the closing of the Arrangement in order to maintain an equivalent intrinsic value of the Award at the time of the exchange (by applying a conversion factor equal to the final closing price of a Common Share on the NYSE divided by the closing price of an ADS on the NYSE on the last trading day immediately preceding the Effective Date), and DSUs will be redeemed at the Effective Time for the Acquisition Price per DSU.

Q:	How does the $11.00 per share consideration for Common Shares compare to the market price of the Common Shares before the Arrangement was announced?

A:	The $11.00 per share consideration represents an approximate 53.4% premium over the closing trading price of the Common Shares on the NYSE on June 1, 2010 (being the last trading day immediately preceding the announcement of the Proposal), and an approximate 45.9% premium over the 30 day average trading price of the Common Shares on the NYSE as of June 1, 2010.

Q:	What vote is required at the Meeting to approve the Arrangement Resolution?

A:	The Arrangement Resolution must be passed by the affirmative vote of:

• at least 66 2/3% of the votes cast at the Meeting by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting; and

• a simple majority of the votes cast by Public Shareholders present in person or represented by proxy at the Meeting.

Q:	What are the recommendations of the Special Committee and the Board?

A:	The Special Committee unanimously recommended that the Board approve the Arrangement and recommend that Shareholders vote in favour of the Arrangement and the Board unanimously (with the Gerdau Designees declaring their interests in the Arrangement and abstaining from voting) recommends that Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:	Why are the Special Committee and the Board making this recommendation?

A:	In reaching their conclusion that the Arrangement is fair to the Public Shareholders, and that the Arrangement is in the best interests of Gerdau Ameristeel, the Special Committee and the Board considered and relied upon a number of factors, including those described under the headings “Information Regarding the Arrangement — Position of the Special Committee as to Fairness of the Proposal” and “Information Regarding the Arrangement — Position of the Special Committee as to the Fairness of the Arrangement”.

Q:	In addition to the approval of Shareholders, are there any other approvals required for the Arrangement?

A:	Yes, the Arrangement requires the approval of the Court. See “Principal Legal Matters — Court Approval of the Arrangement”.

Q:	Do any executive officers and directors of Gerdau Ameristeel have any interest in the Arrangement that are different from, or in addition to, those of Shareholders?

A:	Yes. In considering the recommendations of the Special Committee and the Board with respect to the Arrangement, Shareholders should be aware that certain members of the Board and executive officers of Gerdau Ameristeel have certain interests in the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See “Interests of Directors, Executive Officers and Other Insiders of Gerdau Ameristeel” in this Circular.

Q:	Will the Common Shares continue to be listed on the NYSE and the TSX after the Arrangement?

A:	No. The Common Shares will be de-listed from the NYSE and the TSX soon after the Arrangement is completed.

Q:	Should I send my share certificates now?

A:	You are not required to send your certificates representing Common Shares to validly cast your vote in respect of the Arrangement Resolution. However, after the Arrangement is approved and completed, you will be required to send your share certificates together with the Letter of Transmittal accompanying this Circular in order to receive consideration for your Common Shares.

Q:	When can I expect to receive consideration for my Common Shares?

A:	As soon as practicable after the completion of the Arrangement and the receipt by the Depositary from you of a properly completed Letter of Transmittal together with your certificates representing Common Shares and all other required documents, the Depositary will make a payment to you in the amount of your portion of the Acquisition

Price. If you hold your Common Shares through an Intermediary, that Intermediary will need to be instructed to submit your Common Shares in exchange for your consideration following completion of the Arrangement. See “Information Regarding the Arrangement — Arrangement Mechanics” in this Circular.

Q:	How will the votes be counted?

A:	CIBC Mellon Trust Company, Gerdau Ameristeel’s transfer agent, counts and tabulates the proxies.

Q:	When will the Arrangement be implemented?

A:	Gerdau Ameristeel and the Acquiror will implement the Arrangement when all of the conditions to closing have been satisfied or waived (where permitted). The closing is currently expected to occur in August 2010.

Q:	What are the tax consequences of the Arrangement to me?

A:	In general, the receipt of consideration under the Arrangement in exchange for Common Shares will be a taxable transaction for Canadian and United States federal income tax purposes (and may also be a taxable transaction under other applicable tax laws). Your tax consequences will depend on your particular situation. You should consult your own tax advisor for a full understanding of the applicable Canadian federal, United States federal, provincial, state, local, foreign and other tax consequences to you resulting from the Arrangement. For further information on certain tax consequences of the Arrangement, see the sections in this Circular entitled “Principal Legal Matters — Certain Canadian Income Tax Considerations” and “Principal Legal Matters — Certain United States Income Tax Considerations”, both of which qualify in its entirety this brief discussion.

Q:	Am I entitled to Dissent Rights?

A:	Pursuant to the Interim Order, Registered Shareholders have a right to dissent in respect of the Arrangement Resolution. Registered Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Common Shares. This amount may be the same as, more than or less than the Acquisition Price. If you are a Registered Shareholder and wish to dissent, you must provide written notice to Gerdau Ameristeel at or before 5:00 p.m. (Toronto time) on August 6, 2010 (or two Business Days immediately preceding any adjourned or postponed Meeting) in the manner described under the heading “Principal Legal Matters — Right of Dissent”. A Registered Shareholder’s failure to strictly comply with the dissent procedures specified under the CBCA and the Plan of Arrangement may result in the loss of Dissent Rights. Only Registered Shareholders may exercise Dissent Rights.

Q:	What will happen to the Common Shares that I currently own after completion of the Arrangement?

A:	Upon completion of the Arrangement, the certificates representing your Common Shares will represent only the right to receive the Acquisition Price. Trading in Common Shares on the TSX and on the NYSE will cease. Gerdau Ameristeel will make an application to terminate its status as a reporting issuer under Canadian securities laws and will deregister the Common Shares under U.S. securities laws and will cease to be required to file reports with the SEC.

Q:	Who can I contact if I have questions?

A:	Shareholders who have additional questions about the Arrangement, including the procedures for voting, should contact Laurel Hill, toll-free, at 1-866-508-3236. Shareholders who have questions about deciding how to vote should contact their professional advisors.

GLOSSARY OF KEY TERMS

The following is a glossary of key terms used frequently throughout this Circular.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

“2010 EIP” means the Corporation Equity Incentive Plan effective January 1, 2010.

“Acquisition Price” means cash consideration of $11.00 per Common Share.

“Acquisition Proposal” means any inquiry, proposal or offer (written or oral) by a third party relating to any of the following (i) any merger, consolidation, amalgamation, take-over bid, tender offer, exchange offer, share exchange, arrangement, recapitalization or other business combination, liquidation, dissolution or winding-up directly or indirectly involving the Corporation or any of its subsidiaries and 20% or more of the voting power of the capital of the Corporation (in terms of number of shares or voting power) or any of its subsidiaries, (ii) any sale of assets representing 20% or more of the net income, revenues or assets of the Corporation and its subsidiaries, taken as a whole (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets representing 20% or more of the net income, revenues or assets of the Corporation and its subsidiaries, taken as a whole) in a single transaction or a series of related transactions, (iii) any issuance, sale or acquisition of beneficial ownership of securities of the Corporation or any of its subsidiaries, or rights or interests therein or thereto, representing 20% or more of the voting power of the capital of the Corporation (in terms of number of shares or voting power) or any of its subsidiaries representing 20% or more of the net income, revenues or assets of the Corporation and its subsidiaries, taken as a whole, or (iv) any bona fide inquiry, proposal or offer to, or public announcement of an intention to, do any of the foregoing from a third party, in each case excluding the transactions contemplated by the Arrangement Agreement.

“Acquiror” means Gerdau Steel North America Inc., a corporation governed by the laws of Canada, and any successor corporation thereto.

“ADS” means an American depositary share of Gerdau S.A. listed on the NYSE under the symbol “GGB”, which ADS represents the right to receive one preferred share of Gerdau S.A.

“affiliate” has the meaning specified thereto in National Instrument 45-106 — Prospectus and Registration Exemptions.

“Amending Agreement” means the amending agreement dated July 7, 2010 among Gerdau S.A., the Acquiror and the Corporation, including all schedules and exhibits and instruments.

“Arrangement” means the arrangement involving Gerdau S.A., the Acquiror and the Corporation, under the provisions of Section 192 of the CBCA, on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with applicable provisions of the Arrangement Agreement, the applicable provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Gerdau S.A., the Acquiror and the Corporation, each acting reasonably.

“Arrangement Agreement” means (i) prior to July 7, 2010, the arrangement agreement dated June 29, 2010 among Gerdau S.A., the Acquiror and the Corporation and (ii) on or after July 7, 2010, the arrangement agreement dated June 29, 2010 among Gerdau S.A., the Acquiror and the Corporation as amended by the Amending Agreement, in each case including all schedules and exhibits and all instruments supplementing, amending, modifying, restating or otherwise confirming such agreement, in each case in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution of the Shareholders to be considered and, if thought fit, passed by the Shareholders by the Required Vote at the Meeting, to be in substantially the form and content of Exhibit A to this Circular.

“Articles of Arrangement” means the articles of arrangement of Gerdau Ameristeel in respect of the Arrangement that are required by section 192 of the CBCA to be sent to the Director after the Final Order is made in order to give effect to the Arrangement.

“Award” means any of an Option, SAR, PSU, RSU, DSU, Phantom Share or Longhi LTIP Share.

“Board” means the board of directors of the Corporation.

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, Tampa, Florida and São Paulo, Brazil, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or São Paulo, Brazil.

“Canadian Awardholder” means any person who holds an Award and who is subject to tax under the provisions of the Income Tax Act (Canada) in respect of the exercise of, or payment under, such Award.

“Canadian Holder” has the meaning ascribed to such term in the Circular under “Principal Legal Matters — Certain Canadian Federal Income Tax Considerations”.

“CBCA” means the Canada Business Corporations Act, R.S., 1985, c-C-44, as amended from time to time prior to the Effective Date.

“CDS” means CDS Clearing and Depository Services Inc.

“Certificate” means the certificate giving effect to the Arrangement issued pursuant to Section 192(7) of the CBCA.

“Claim” has the meaning ascribed to such term in the Circular under “Litigation”.

“Circular” means this management proxy circular, including the Notice and all schedules, appendices and exhibits and all documents incorporated by reference in this Circular.

“Common Share” means a common share in the capital of Gerdau Ameristeel.

“Code” has the meaning ascribed to such term in the Circular under “Principal Legal Matters — Certain United States Federal Income Tax Considerations”.

“Core Representations” means the representations and warranties of the Corporation contained in Sections 3.1(a), 3.1(c), 3.1(d), 3.1(e), 3.1(r) and 3.1(s) of the Arrangement Agreement.

“Corporation” means Gerdau Ameristeel Corporation, a corporation governed by the CBCA.

“Corporation Equity Plans” means the Directors Plan, LTIP, 2010 EIP, Equity Plan, SAR Plan and SIS Plan.

“Co-Steel Share Loan Plan” means the Co-Steel Inc. Key Employee Share Loan Plan amended and restated as of June 12, 2001.

“Court” means the Ontario Superior Court of Justice.

“CRA” means the Canada Revenue Agency.

“CSI” has the meaning ascribed to such term in the Circular under “Significant Corporate Events”.

“DCF” has the meaning ascribed to such term in the Circular under “Information Regarding the Arrangement — Valuation and Fairness Opinion”.

“Depositary” means CIBC Mellon Trust Company at its offices set out in the Letter of Transmittal.

“Director” means the Director appointed pursuant to section 260 of the CBCA.

“Director’s Plan” means the Corporation’s Equity Based Plan for Non-Employee Directors.

“Dissent Notice” has the meaning ascribed to such term in the Circular under “Summary — Right to Dissent”.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 4 of the Plan of Arrangement.

“Dissent Shares” means those Common Shares in respect of which Dissent Rights have validly been exercised by the registered holders thereof.

“Dissenting Shareholder” means a Shareholder who exercises Dissent Rights in respect of the Arrangement in strict compliance with the procedures for exercising Dissent Rights described in Article 4 of the Plan of Arrangement and does not withdraw such dissent prior to the Effective Time.

“DSU” means a deferred share unit granted under the Director’s Plan.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System.

“Effective Date” means the date shown on the Certificate.

“Effective Time” means the time (Toronto time) on the Effective Date that the Certificate is issued.

“Engagement Letter” has the meaning ascribed to such term in the Circular under “Information Regarding the Arrangement — Valuation and Fairness Opinion”.

“Equity Plan” means the Corporation’s Equity Ownership Plan.

“Exchange Ratio” means the closing price of a Common Share on the NYSE divided by closing price of an ADS on the last trading day immediately preceding the Effective Date.

“Executive Long Term Incentive Plan Trust” means the trust established pursuant to an agreement effective as of June 1, 2006 between the Corporation, Gerdau S.A. and Wells Fargo Bank, N.A.

“Final Order” means the final order of the Court under section 192 of the CBCA, in a form acceptable to the Corporation and the Acquiror, acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Corporation and the Acquiror, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Corporation and the Acquiror, each acting reasonably) on appeal.

“Executive Long Term Plan Trust” means the trust established pursuant to an agreement effective as of June 1, 2006 between the Corporation, Gerdau and Wells Fargo Bank, N.A.

“Gerdau Ameristeel” means Gerdau Ameristeel Corporation, a corporation governed by the CBCA.

“Gerdau Designees” means Jorge Gerdau Johannpeter, Frederico C. Gerdau Johannpeter, André Gerdau Johannpeter, Claudio Johannpeter and Mario Longhi.

“Gerdau S.A.” means Gerdau S.A., a corporation governed by the laws of Brazil, and any successor corporation thereto.

“Goodmans” means Goodmans LLP, Canadian counsel to Gerdau S.A. and the Acquiror.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Gowlings” means Gowling Lafleur Henderson LLP, independent legal advisor to the Special Committee.

“Holders” has the meaning ascribed to such term in the Circular under “Principal Legal Matters — Certain Canadian Federal Income Tax Considerations”.

“Information” has the meaning ascribed to such term in the Circular under “Information Regarding the Arrangement — Valuation and Fairness Opinion”.

“Insurance Agreement A” means the insurance agreement between the Corporation and U.S. Specialty Insurance Company expiring on October 23, 2010 providing coverage for payments to or on behalf of a loss incurred by a director or officer arising from claims against the director or officer except where the Corporation has paid such loss to the director or officer as indemnification or advancement.

“Interim Order” means the interim order of the Court dated July 7, 2010 providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court (with the consent of both the Corporation and the Acquiror, each acting reasonably) a copy of which is attached to this Circular as Exhibit C.

“ITA” means the Income Tax Act (Canada), as amended from time to time prior to the Effective Date.

“Intermediary” means an intermediary with which a Non-Registered Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the ITA) and similar plans, and their nominees.

“IRS” has the meaning ascribed to such term in the Circular under “Principal Legal Matters — Certain United States Federal Income Tax Considerations”.

“Laurel Hill” has the meaning ascribed to such term in the Circular under “Special Meeting of Holders of Common Shares — Solicitation of Proxies”.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including either of the TSX and the NYSE), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

“Legal Action” means any claims, actions, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations.

“Letter of Transmittal” means the letter printed on yellow paper for use by Registered Shareholders in connection with the Arrangement.

“Longhi Employment Agreement” means (i) the employment agreement between Gerdau Ameristeel US Inc., the Corporation and Mario Longhi, dated June 1, 2005 and (ii) the Executive Long Term Incentive Plan Trust between the Corporation and Wells Fargo Bank, N.A. dated June 1, 2006.

“Longhi LTIP Shares” means the Common Shares owned by Wells Fargo Bank, N.A. as trustee of the Executive Long Term Plan Trust to provide additional assurance of the compliance of Corporation with the terms of the Longhi Employment Agreement including the obligation to deliver 1,749,526 Common Shares to Mario Longhi on June 1, 2015.

“LTIP” means the Corporation’s Amended and Restated Long-Term Incentive Plan.

“Material Adverse Effect” means any fact, circumstance, change, effect, matter, action, condition, event or occurrence that, individually or in the aggregate with all other facts, circumstances, changes, effects, matters, actions, conditions, events or occurrences, (a) is material and adverse to the business, affairs, results of operations, assets, properties, capital, capitalization, condition (financial or otherwise), rights, liabilities, obligations (whether absolute, accrued, conditional or otherwise) of the Corporation and its subsidiaries, taken as a whole, or (b) would materially impair or delay the consummation of the transactions contemplated by the Agreement by the Corporation beyond the Outside Date or materially impair or delay the ability of the Corporation to perform its obligations hereunder, provided that the pendency of any litigation seeking to restrain, enjoin or otherwise prohibit the consummation of the Arrangement shall be disregarded for the purpose of this clause (b), other than, in the case of either clause (a) or (b) above, any fact, circumstance, change, effect, matter, action, condition, event or occurrence resulting from (i) the announcement of the execution of the Agreement or the transactions contemplated hereby or the performance of any obligation hereunder, (ii) changes in global economic or political conditions or securities, credit, financial, banking or currency markets in general, (iii) changes affecting the Corporation’s industry, (iv) any natural disaster, (v) any change in applicable Law, regulations, US GAAP or IFRS, (vi) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, provided however that such fact, circumstance, change, effect, matter, action, condition, event or occurrence referred to in clauses (ii), (iii), (iv), (v) or (vi) do not primarily relate to (or have the effect of primarily relating to) the Corporation and its subsidiaries, taken as a whole, or disproportionately adversely affect the Corporation and its subsidiaries, taken as a whole, compared to other persons operating in the same industry as the Corporation and its subsidiaries, provided that (x) a failure to meet any earnings estimates previously made public by the Corporation, or (y) any decrease in the market price or any decline in the trading volume of the Common Shares on either the TSX or NYSE shall not, in and of itself, constitute a Material Adverse Effect; provided, however, that any fact, circumstance, change, effect, matter, action, condition, event or occurrence underlying any such decrease in market price or decline in trading volume that is not excluded pursuant to clause (i) through (vi) may be considered in determining whether there has been a Material Adverse Effect.

“Match Period” has the meaning ascribed to such term in the Circular under “Arrangement Agreement —Terms of Arrangement Agreement”.

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, called and to be held in accordance with the Interim Order to consider and, if determined advisable, to pass, with or without amendment, the Arrangement Resolution.

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“Non-Core Representations” means all representations and warranties by the Corporation in the Arrangement Agreement other than the Core Representations.

“Non-Registered Shareholder” means a beneficial shareholder who holds shares (a) in the name of an Intermediary that the shareholder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers, or trustees or administrators of self administered RRSPs, RRIFs, RESPs and similar plans; or (b) in the name of a clearing agency (such as CDS) of which an Intermediary is a participant.

“Non-U.S. Holder” has the meaning ascribed to such term in the Circular under “Principal Legal Matters — Certain United States Federal Income Tax Considerations”.

“Notice” means the notice of the Meeting accompanying this Circular.

“Notice of Appearance” has the meaning ascribed to such term in the Circular under “Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement”.

“Non-Resident Holder” has the meaning ascribed to such term in the Circular under “Principal Legal Matters — Certain Canadian Federal Income Tax Considerations”.

“NYSE” means the New York Stock Exchange.

“Offer to Pay” has the meaning ascribed to such term in the Circular under “Principal Legal Matters — Right of Dissent”.

“Option” means an option to purchase Common Shares granted under the LTIP, the 2010 EIP or the Equity Plan.

“Outside Date” means October 15, 2010 or such later date as may be agreed to in writing by the Parties.

“Parties” means, collectively, Gerdau S.A., the Acquiror, and the Corporation, and “Party” means any one of the Parties.

“Payment Demand” has the meaning ascribed to such term in the Circular under “Principal Legal Matters — Right of Dissent”.

“PCS” has the meaning ascribed to such term in the Circular under “Significant Corporate Events”.

“PFIC” has the meaning ascribed to such term in the Circular under “Notice Pursuant to Treasury Department Circular 230”.

“Phantom Share” means a phantom share granted under the LTIP.

“Plan of Arrangement” means the plan of arrangement substantially in the form as Schedule A to Exhibit B, together with any amendment or variation thereto.

“Pre-Acquisition Reorganization” means any reorganization of Gerdau Ameristeel’s business, operations and assets and the integration of other affiliated businesses as the Acquiror may request, acting reasonably in accordance with the section 5.2(a)(i) of the Arrangement Agreement.

“Proposal” means the proposal presented by Gerdau S.A. to the Corporation on June 1, 2010 to acquire all of the outstanding Common Shares of the Corporation not already owned by Gerdau S.A. for $11.00 per share in cash.

“PSU” means a performance share unit granted under the 2010 EIP.

“Public Shareholders” means the holders of the Common Shares other than Gerdau S.A. and its subsidiaries (including the Acquiror and the Corporation) and any other person who holds Common Shares in respect of which votes are required to be excluded under Section 8.1(2) of MI 61-101 for the purposes of determining minority approval for the Arrangement.

“RBC” means RBC Dominion Securities Inc., a member company of RBC Capital Markets, the independent valuator and financial advisor retained by the Special Committee to prepare the Valuation and Fairness Opinion.

“Regulations” has the meaning ascribed to such term in the Circular under “Principal Legal Matters — Certain Canadian Federal Income Tax Considerations”.

“Record Date” means the close of business on June 18, 2010.

“Registered Shareholder” means a registered holder of Common Shares as recorded in the Gerdau Ameristeel shareholders’ register maintained by the Transfer Agent.

“Required Vote” means the requisite approval for the Arrangement Resolution of (i) 66 2/3% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting and (ii) a majority of the votes cast on the Arrangement Resolution by the Public Shareholders present in person or represented by proxy at the Meeting.

“RSU” means a restricted share unit granted under the 2010 EIP.

“SAR” means a share appreciation right granted under the 2010 EIP, the LTIP, the SAR Plan or the SIS Plan.

“SAR Plan” means the Corporation’s 2006 Stock Appreciation Rights Plan.

“Schedule 13E-3” has the meaning ascribed to such term in the Circular under “Notice to Shareholders in the United States”.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Share Certificates” means certificates representing Common Shares.

“Shareholder” means a holder of Common Shares.

“SIS Plan” means the Ameristeel Corporation Ameristeel Employee Stock Purchase Plan.

“Special Committee” means the special committee of independent directors of the Corporation constituted to consider the transactions contemplated by the Arrangement Agreement and to supervise the preparation of the Valuation and Fairness Opinion.

“STB” means Simpson Thacher & Bartlett LLP, United States counsel to Gerdau S.A. and the Acquiror.

“subsidiary” has the meaning specified in National Instrument 45-106 — Prospectus and Registration Exemptions.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made after the date of this Agreement (i) that would, directly or indirectly, result in the acquisition of all of the Common Shares not beneficially owned by the party making the Acquisition Proposal; (ii) that is not subject to a financing contingency and in the event the Acquisition Proposal involves third party financing the person making the Acquisition Proposal has delivered to the Board a letter of commitment of one or more financial institutions of nationally recognized standing committing the required funds to effect payment in full for all of the Common Shares on a fully-diluted basis; (iii) that is not subject to any due diligence and/or access condition; (iv) that is available to all of the holders of Common Shares other than those beneficially owned by the party making the Acquisition Proposal; (v) that the Board and any relevant committee thereof has determined in good faith (after receipt of advice from its financial advisor and its outside legal counsel) is reasonably capable of completion without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (vi) in respect of which the Board and any relevant committee thereof determines in good faith (after receipt of advice from its financial advisor with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such Acquisition Proposal to the Corporation Shareholders would be inconsistent with its fiduciary duties under applicable Law and (y) that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), reasonably be expected to result in a transaction more favourable to the Public Shareholders, from a financial point of view, than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the Acquiror pursuant to Section 6.2(b) of the Arrangement Agreement.

“Tax Proposals” has the meaning ascribed to such term in the Circular under “Principal Legal Matters — Certain Canadian Federal Income Tax Considerations”.

“Termination Fee” has the meaning ascribed to such term in the Circular under “Arrangement Agreement — Terms of Arrangement Agreement”.

“Torys” means Torys LLP, counsel to the Corporation.

“Transaction” has the meaning ascribed to such term in the Circular under “Information Regarding the Arrangement — Background to the Proposal”.

“Transfer Agent” means CIBC Mellon Trust Company.

“TSX” means the Toronto Stock Exchange.

“U.S. Awardholder” means any person who holds an Award and who is not a Canadian Awardholder.

“U.S. Holder” has the meaning ascribed to such term in the Circular under “Principal Legal Matters — Certain United States Federal Income Tax Considerations”.

“Valuation” means the formal valuation of the Common Shares dated June 1, 2010 that was prepared by RBC in accordance with MI 61-101.

“Valuation and Fairness Opinion” means the formal valuation of the Common Shares prepared by RBC for the Special Committee as required pursuant to MI 61-101, and the opinion of RBC to the Special Committee as to the fairness of the consideration under the Arrangement, from a financial point of view, to the Public Shareholders, all as of June 1, 2010, a copy of which is attached as Exhibit E to this Circular.

APPROVAL AND CERTIFICATE

The contents of this Circular and the sending thereof to each Shareholder entitled to receive notice of the Meeting, to each director of the Corporation, to the auditors of the Corporation, and to the appropriate governmental agencies, have been approved by the Board.

ROBERT E. LEWIS
Vice President, General Counsel and
Corporate Secretary

On behalf of the Gerdau Ameristeel Board

DATED at Tampa, Florida, on July 7, 2010

CONSENT OF RBC DOMINION SECURITIES INC.

We refer to the formal valuation and fairness opinion of our firm dated June 1, 2010 (the “Valuation and Fairness Opinion”) forming part of the management proxy circular of Gerdau Ameristeel Corporation (the “Corporation”) dated July 7, 2010 (the “Circular”) which we prepared for the special committee of the board of directors of the Corporation in connection with the Proposal (as defined in the Circular). We hereby consent to the filing of the Valuation and Fairness Opinion with the securities regulatory authorities in the provinces and territories of Canada and the inclusion of the Valuation and Fairness Opinion, and all references thereto, in this Circular.

(Signed) RBC Dominion Securities Inc.

Toronto, Ontario.

July 7, 2010

CONSENT OF TORYS LLP

We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in the management proxy circular of Gerdau Ameristeel Corporation dated July 7, 2010 (the “Circular”) and to the inclusion of the foregoing opinion in the Circular.

(Signed) Torys LLP

Dated July 7, 2010

EXHIBIT A

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the arrangement agreement (“Arrangement Agreement”) dated June 29, 2010, as amended by the amending agreement dated July 7, 2010, among Gerdau S.A., Gerdau Steel North America Inc. and Gerdau Ameristeel Corporation (the “Corporation”), a copy of which is attached as Exhibit B to the Management Proxy Circular of the Corporation dated July 7, 2010 (the “Circular”), as may be amended, varied or supplemented from time to time in accordance with the terms thereof, is hereby confirmed, ratified and approved;

2.	the arrangement (as may be amended or varied, the “Arrangement”) under section 192 of the Canada Business Corporations Act involving Gerdau S.A., Gerdau Steel North America Inc. the Corporation and its shareholders, as more particularly described and set forth in the plan of arrangement (as may be varied, amended or supplemented, the “Plan of Arrangement”), the full text of which is attached as Schedule A to Exhibit B to the Circular, and all transactions contemplated thereby and those transactions set out in the Circular, as they may be amended or varied, be and are hereby authorized, approved and adopted;

3.	notwithstanding that this resolution has been passed (and the Arrangement authorized, approved and adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of the Corporation be and are hereby authorized and empowered without further approval of the shareholders of the Corporation (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement); and

4.	any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and do all other things as in the opinion of such officer or director may be necessary, required or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

A-1

EXHIBIT B

ARRANGEMENT AGREEMENT

Execution Version

ARRANGEMENT AGREEMENT
AMONG:
GERDAU S.A.
— and —
GERDAU STEEL NORTH AMERICA INC.
— and —
GERDAU AMERISTEEL CORPORATION
June 29, 2010

ARTICLE 1 INTERPRETATION		B-4
1.1	Definitions	B-4
1.2	Certain Rules of Interpretation	B-9
1.3	Schedules	B-10
ARTICLE 2 THE ARRANGEMENT		B-10
2.1	The Arrangement	B-10
2.2	Court Proceedings and Materials	B-10
2.3	Interim Order	B-11
2.4	Company Circular	B-11
2.5	The Company Meeting	B-12
2.6	Final Order	B-14
2.7	Closing	B-14
2.8	Payment of Consideration	B-14
2.9	Performance of Gerdau	B-14
2.10	Compensation Arrangements	B-14
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		B-15
3.1	Representations and Warranties	B-15
3.2	Survival of Representations and Warranties	B-20
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR AND GERDAU		B-20
4.1	Representations and Warranties of the Acquiror and Gerdau	B-20
4.2	Survival of Representations and Warranties	B-21
ARTICLE 5 COVENANTS OF THE PARTIES		B-21
5.1	Covenants of the Company Regarding the Conduct of Business	B-21
5.2	Pre-Acquisition Reorganizations	B-23
5.3	Mutual Covenants Regarding the Arrangement	B-24
5.4	Preparation of Filings	B-24
5.5	Access to Information	B-25
5.6	Directors	B-25
5.7	Directors and Officers Insurance	B-25
5.8	Employees	B-26
ARTICLE 6 ADDITIONAL AGREEMENTS		B-26
6.1	Non-Solicitation	B-26
6.2	Right to Accept a Superior Proposal and Right to Match	B-27
6.3	Agreement as to Damages	B-29
6.4	Expense Reimbursement	B-29
6.5	Liquidated Damages, Injunctive Relief and No Liability of Others	B-29
ARTICLE 7 TERM, TERMINATION, AMENDMENT AND WAIVER		B-30
7.1	Term	B-30
7.2	Termination	B-30
7.3	Notice and Cure Provisions	B-31
7.4	Effect of Termination	B-31
7.5	Amendment	B-31
7.6	Waiver	B-32
ARTICLE 8 CONDITIONS		B-32
8.1	Mutual Condition Precedents	B-32
8.2	Additional Conditions Precedent to the Obligations of the Acquiror and Gerdau	B-33
8.3	Additional Conditions Precedent to the Obligations of the Company	B-33
ARTICLE 9 GENERAL PROVISIONS		B-34
9.1	Public Notices	B-34
9.2	Notices to Parties	B-34
9.3	Governing Law	B-35
9.4	Further Assurances	B-35

9.5	Expenses	B-35
9.6	Injunctive Relief	B-35
9.7	Consent	B-35
9.8	Entire Agreement	B-35
9.9	Assignment and Enurement	B-36
9.10	Severability	B-36
9.11	Waiver	B-36
9.12	No Third Party Beneficiaries	B-36
9.13	Counterparts	B-36

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of June 29, 2010,

AMONG:

GERDAU S.A., a corporation governed by the laws of Brazil

(“Gerdau”)

- and -

GERDAU STEEL NORTH AMERICA INC., a corporation governed by the laws of Canada

(the “Acquiror”)

- and -

GERDAU AMERISTEEL CORPORATION, a corporation governed by the laws of Canada

(the “Company”)

WHEREAS the Company and the Acquiror propose to effect a business combination by way of a Plan of Arrangement under the provisions of the Canada Business Corporations Act;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, the following words, terms and expressions (and all grammatical variations thereof) shall have the following meanings:

(a)	“2010 EIP” means the Company Equity Incentive Plan effective January 1, 2010;

(b)	“Acquisition Price” has the meaning set out in the Plan of Arrangement;

(c)	“Acquisition Proposal” means any inquiry, proposal or offer (written or oral) by a third party relating to any of the following (i) any merger, consolidation, amalgamation, take-over bid, tender offer, exchange offer, share exchange, arrangement, recapitalization or other business combination, liquidation, dissolution or winding-up directly or indirectly involving the Company or any of its subsidiaries, and 20% or more of the voting power of the capital of the Company (in terms of number of shares or voting power) or any of its subsidiaries, (ii) any sale of assets representing 20% or more of the net income, revenues or assets of the Company and its subsidiaries, taken as a whole (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets representing 20% or more of the net income, revenues or assets of the Company and its subsidiaries, taken as a whole) in a single transaction or a series of related transactions, (iii) any issuance, sale or acquisition of beneficial ownership of securities of the Company or any of its subsidiaries, or rights or interests therein or thereto, representing 20% or more of the voting power of the capital of the Company (in terms of number of shares or voting power) or any of its subsidiaries representing 20% or more of the net income, revenues or assets of the Company and its subsidiaries, taken as a whole, or (iv) any bona fide inquiry, proposal or offer to, or public announcement of an intention to, do any of the foregoing from or by a third party, in each case excluding the transactions contemplated by this Agreement;

(d)	“Acquisition Proposal Assessment Period” has the meaning specified in Section 6.1(b)(iv);

(e)	“ADS” means an American depositary share of Gerdau listed on the NYSE under the symbol “GGB”, which ADS represents the right to receive one preferred share of Gerdau;

(f)	“affiliate” has the meaning specified thereto in National Instrument 45-106 — Prospectus and Registration Exemptions;

(g)	“Agreement” “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby”, “hereunder” and similar expressions mean this arrangement agreement, including all schedules and exhibits and all instruments supplementing, amending, modifying, restating or otherwise confirming this Agreement, in each case in accordance with the terms hereof, and all references to “Articles”, “Sections”, “Schedules” and “Exhibits” mean and refer to the specified article, section, schedule or exhibit of this Agreement;

(h)	“Arrangement” means the arrangement involving Gerdau, the Company and the Acquiror under the provisions of Section 192 of the CBCA, on the terms and subject to the conditions set forth in this Agreement and as more particularly described in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement, the applicable provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Gerdau, the Acquiror and the Company, each acting reasonably;

(i)	“Arrangement Resolution” means the special resolution of the Company Shareholders to be considered and, if thought fit, passed by the Company Shareholders by the Required Vote at the Company Meeting, to be in substantially the form and content of Schedule B hereto, with such changes as may be agreed to by the Acquiror and the Company, each acting reasonably;

(j)	“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required to be filed with the Director pursuant to Section 192 of the CBCA after the Final Order is made.

(k)	“Award” means any of an Option, SAR, PSU, RSU, DSU, Phantom Share or Longhi LTIP Share;

(l)	“Board” means the board of directors of the Company;

(m)	“business day” means any day on which commercial banks are generally open for business in Toronto, Ontario, Tampa, Florida and São Paulo, Brazil, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or São Paulo, Brazil;

(n)	“Canadian Awardholder” means any person who holds an Award and who is subject to tax under the provisions of the Income Tax Act (Canada) in respect of the exercise of, or payment under, such Award;

(o)	“CBCA” means the Canada Business Corporations Act, R.S., 1985, c. C-44;

(p)	“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued pursuant to Section 192(7) of the CBCA;

(q)	“Common Shares” means the common shares in the capital of the Company;

(r)	“Company Circular” means the notice of the Company Meeting and the accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified;

(s)	“Company Equity Plans” means the Directors Plan, LTIP, 2010 EIP, Equity Plan, SAR Plan and SIS Plan;

(t)	“Company Financial Statements” has the meaning specified in Section 3.1(j);

(u)	“Company Material Adverse Effect” means any fact, circumstance, change, effect, matter, action, condition, event or occurrence that, individually or in the aggregate with all other facts, circumstances, changes, effects, matters, actions, conditions, events or occurrences, (a) is material and adverse to the business, affairs, results of operations, assets, properties, capital, capitalization, condition (financial or otherwise), rights, liabilities, obligations (whether absolute, accrued, conditional or otherwise) of the Company and its subsidiaries, taken as a whole, or (b) would materially impair or delay the consummation of the Arrangement by the Company beyond the Outside Date or materially impair or delay the ability of the Company to perform its obligations hereunder, provided that the pendency of any litigation seeking to restrain, enjoin or otherwise prohibit the consummation of the Arrangement shall be disregarded for the purpose of this clause (b), other than, in the case of either clause (a) or (b) above, any fact, circumstance, change, effect, matter, action, condition, event or occurrence resulting from (i) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder, (ii) changes in global economic or political conditions or securities, credit, financial, banking or currency markets in general, (iii) changes affecting the Company’s industry, (iv) any natural disaster,

(v) any change in applicable Law, regulations, U.S. GAAP or IFRS, (vi) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, provided however that such fact, circumstance, change, effect, matter, action, condition, event or occurrence referred to in clauses (ii), (iii), (iv), (v) or (vi) do not primarily relate to (or have the effect of primarily relating to) the Company and its subsidiaries, taken as a whole, or disproportionately adversely affect the Company and its subsidiaries, taken as a whole, compared to other persons operating in the same industry as the Company and its subsidiaries, provided that (x) a failure to meet any earnings estimates previously made public by the Company, or (y) any decrease in the market price or any decline in the trading volume of the Common Shares on either the TSX or NYSE shall not, in and of itself, constitute a Company Material Adverse Effect; provided, however, that any fact, circumstance, change, effect, matter, action, condition, event or occurrence underlying any such decrease in market price or decline in trading volume that is not excluded pursuant to clause (i) through (vi) may be considered in determining whether there has been a Company Material Adverse Effect;

(v)	“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with this Agreement and the Interim Order for the purpose of considering and, if thought fit, approving, the Arrangement Resolution;

(w)	“Company Organizational Documents” means the articles of incorporation and by-laws of the Company;

(x)	“Company’s Public Disclosure Record” means all documents filed by or on behalf of the Company on SEDAR after December 31, 2007;

(y)	“Company Shareholders” means holders of Common Shares;

(z)	“Confidentiality Agreement” means the confidentiality agreement dated as of June 1, 2010 between Gerdau and the Company;

(aa)	“Core Representations” means the representations and warranties of the Company contained in Sections 3.1(a), 3.1(c), 3.1(d), 3.1(e), 3.1(r) and 3.1(s);

(bb)	“Co-Steel Share Loan Plan” means the Co-Steel Inc. Key Employee Share Loan Plan amended and restated as of June 12, 2001;

(cc)	“Co-Steel Cash Amount” means the product of (i) the aggregate number of Common Shares which were required to be purchased on behalf of participants in the Co-Steel Share Loan Plan pursuant to the Co-Steel Share Loan Plan and which had not been purchased as at the Effective Time and (ii) the Acquisition Price;

(dd)	“Co-Steel Indebtedness Amount” means the total amount of indebtedness outstanding pursuant to the Co-Steel Share Loan Plan as at the Effective Time ;

(ee)	“Court” means the Ontario Superior Court of Justice;

(ff)	“Director” means the Director appointed under Section 260 of the CBCA;

(gg)	“Directors Plan” means the Company Equity Based Plan for Non-Employee Directors;

(hh)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

(ii)	“DSU” means a deferred share unit granted under the Directors Plan;

(jj)	“Effective Date” means the date shown on the Certificate of Arrangement;

(kk)	“Effective Time” has the meaning specified in the Plan of Arrangement;

(ll)	“Equity Plan” means the Company Equity Ownership Plan;

(mm)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

(nn)	“Exchange Ratio” means the closing price of a Common Share on the NYSE divided by the closing price of an ADS on the NYSE on the last trading day immediately preceding the Effective Date;

(oo)	“Executive Long Term Plan Trust” means the trust established pursuant to an agreement effective as of June 1, 2006 between the Company, Gerdau and Wells Fargo Bank, N.A.

(pp)	“Fairness Opinion” means the written opinion of the Financial Advisor dated June 1, 2010, addressed to the Special Committee to the effect that the consideration to be received under the Arrangement is fair, from a financial point of view, to the Public Shareholders;

(qq)	“Final Order” means the final order of the Court under Section 192 of the CBCA, in a form acceptable to the Company and the Acquiror, acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Acquiror, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Acquiror, each acting reasonably) on appeal;

(rr)	“Financial Advisor” means RBC Dominion Securities Inc.;

(ss)	“GAAP” means the applicable accounting principles applied by the Company, being U.S. GAAP prior to January 1, 2010 and IFRS from January 1, 2010;

(tt)	“Gerdau Nominees” means Jorge Gerdau Johannpeter, Frederico C. Gerdau Johannpeter, André Gerdau Johannpeter, Claudio Johannpeter and Mario Longhi;

(uu)	“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(vv)	“Guidelines” means the contractual guidelines approved at the meeting of the Gerdau S.A. Executive Committee held on March 18 and 19, 2009 and adopted by the Company;

(ww)	“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board;

(xx)	“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.3, in a form acceptable to the Company and the Acquiror, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court (with the consent of both the Company and the Acquiror, each acting reasonably);

(yy)	“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including either of the TSX and the NYSE), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

(zz)	“Legal Action” has the meaning specified in Section 3.1(q);

(aaa)	“Liens” means any hypothecations, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims;

(bbb)	“Longhi Employment Agreement” means (i) the employment agreement between Gerdau Ameristeel US, the Company and Mario Longhi dated as of June 1, 2005 and (ii) the Executive Long Term Incentive Plan Trust between the Company and Wells Fargo Bank, N.A. dated as of June 1, 2006;

(ccc)	“Longhi LTIP Shares” means the Common Shares owned by Wells Fargo Bank, N.A. as trustee of the Executive Long Term Plan Trust to provide additional assurance of the compliance of Company with the terms of the Longhi Employment Agreement including the obligation to deliver 1,749,526 Common Shares to Mario Longhi on June 1, 2015;

(ddd)	“LTIP” means the Company Amended and Restated Long Term Incentive Plan;

(eee)	“material fact” has the meaning specified in the Securities Act;

(fff)	“Material Subsidiaries” means Gerdau Ameristeel US Inc.; Chaparral Steel Company; Chaparral Steel Midlothian LP; and Chaparral (Virginia) Inc.;

(ggg)	“Match Period” has the meaning specified in Section 6.2(a)(iv);

(hhh)	“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

(iii)	“Non-Core Representations” means all of the representations and warranties of the Company set forth in this Agreement other than the Core Representations;

(jjj)	“NYSE” means the New York Stock Exchange;

(kkk)	“Option” means an option to purchase Common Shares granted under the LTIP or the Equity Plan;

(lll)	“Outside Date” means October 15, 2010 or such later date as may be agreed to in writing by the Parties;

(mmm)	“Parties” means, collectively, Gerdau, the Acquiror, and the Company, and “Party” means any one of the Parties;

(nnn)	“Permit” means any license, permit, certificate, franchise, consent, order, grant, easement, covenant, approval, classification, registration, flagging or other authorization of and from any person, including any Governmental Entity;

(ooo)	“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(ppp)	“Phantom Share” means a phantom share granted under the LTIP;

(qqq)	“Plan of Arrangement” means the plan of arrangement substantially in the form of Schedule A hereto and any amendments or variations thereto made in accordance with the provisions of this Agreement, the applicable provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Acquiror and the Company, each acting reasonably;

(rrr)	“PSU” means a performance share unit granted under the 2010 EIP;

(sss)	“Public Shareholders” means the holders of the Common Shares other than Gerdau and its subsidiaries (including the Acquiror and the Company) and any other person who holds Common Shares in respect of which votes are required to be excluded under Section 8.1(2) of MI 61-101 for the purposes of determining minority approval for the Arrangement;

(ttt)	“Regulatory Approvals” means sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required to consummate the Arrangement;

(uuu)	“Representatives” of a person, means the directors, officers, employees, advisors or other representatives (including lawyers, accountants and financial and other professional advisors);

(vvv)	“Required Vote” has the meaning specified in Section 2.3(b)(ii);

(www)	“RSU” means a restricted share unit granted under the 2010 EIP;

(xxx)	“SAR” means a share appreciation right granted under the 2010 EIP, the LTIP, the SIS Plan or the SAR Plan;

(yyy)	“SAR Plan” means the Company 2006 Stock Appreciation Rights Plan;

(zzz)	“Schedule 13E-3” means the Rule 13e-3 transaction statement on Schedule 13E-3 under the Exchange Act to be filed in connection with this Agreement and the Plan of Arrangement;

(aaaa)	“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

(bbbb)	“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada and the United States;

(cccc)	“Securities Laws” means the Securities Act, the Exchange Act, and all other applicable Canadian provincial and territorial and United States federal and state securities laws, rules, regulations and published policies thereunder;

(dddd)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(eeee)	“SIS Plan” means the Ameristeel Corporation Ameristeel Employee Stock Purchase Plan;

(ffff)	“Special Committee” means the special committee of independent directors of the Company constituted to consider the transactions contemplated by this Agreement and to supervise the preparation of the Valuation;

(gggg)	“subsidiary” has the meaning specified in National Instrument 45-106 — Prospectus and Registration Exemptions;

(hhhh)	“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made after the date of this Agreement: (i) that would, directly or indirectly, result in the acquisition of all of the Common Shares not beneficially owned by the party making the Acquisition Proposal; (ii) that is not subject to a financing contingency and, in the event the Acquisition Proposal involves third party financing, the person making the Acquisition Proposal has delivered to the Board a letter of commitment of one or more financial institutions of nationally recognized standing committing the required funds to effect payment in full for all of the Common Shares on a fully-diluted basis; (iii) that is not subject to any due diligence and/or access condition; (iv) that is available to all of the holders of Common Shares other than those beneficially owned by the party making the Acquisition Proposal; (v) that the Board and any relevant committee thereof has determined in good faith (after receipt of advice from its financial advisor and its outside legal counsel) is reasonably capable of completion without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (vi) in respect of which the Board and any relevant committee thereof determines in good faith (after receipt of advice from its financial advisor with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such Acquisition Proposal to the Company Shareholders would be inconsistent with its fiduciary duties under applicable Law and (y) that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), reasonably be expected to result in a transaction more favourable to the Public Shareholders, from a financial point of view, than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the Acquiror pursuant to Section 6.2(b);

(iiii)	“Termination Fee” has the meaning specified in Section 6.3;

(jjjj)	“TSX” means the Toronto Stock Exchange;

(kkkk)	“U.S. Awardholder” means any person who holds an Award and who is not a Canadian Awardholder;

(llll)	“U.S. GAAP” means generally accepted accounting principles in the United States; and

(mmmm)	“Valuation” means the formal valuation of the Company Shares dated June 1, 2010 that was prepared by the Financial Advisor in accordance with MI 61-101.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Time. Time is of the essence in and of this Agreement.

(b)	Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end.

(c)	Business Days. Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a business day, such action shall be taken or such payment shall be made on the first business day following such day.

(d)	Currency. Unless otherwise specified, all references to amounts of money in this Agreement refer to the lawful currency of the United States.

(e)	Headings. The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Agreement into Articles and Sections and the insertion of a table of contents shall not affect the interpretation of this Agreement.

(f)	Including. Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(g)	Plurals and Genders. The use of words in the singular or plural, or referring to a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such persons or circumstances as the context otherwise permits.

(h)	Statutory References. Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.

(i)	Ordinary Course. Any reference to an action taken by a person in the ordinary course means that such action is consistent with past practices of such person and is taken in the ordinary course of the normal operations of such person.

(j)	Knowledge. Any reference to “the knowledge of the Company” means the actual knowledge, in their capacity as directors and/or officers of the Company and its subsidiaries and not in their personal capacity, of Mario Longhi, Barbara R. Smith and Robert E. Lewis, after reasonable inquiry, and references to “the knowledge of the Acquiror” means the actual knowledge, in their capacity as directors and/or officers of Gerdau or the Acquiror, and not in their personal capacity, of André Gerdau Johannpeter, Osvaldo Schirmer, Expedito Luz and Harley Scardoelli, after reasonable inquiry.

1.3	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	—	Plan of Arrangement
Schedule B	—	Arrangement Resolution

ARTICLE 2

THE ARRANGEMENT

2.1	The Arrangement

The Company and the Acquiror agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Court Proceedings and Materials

(a)	As promptly as reasonably practicable after the execution and delivery of this Agreement, the Company shall prepare, in consultation with the Acquiror, all material to be filed with the Court in connection with the Arrangement. Such materials, together with any amendments thereto, shall be in form and substance satisfactory to the Acquiror and its counsel, acting reasonably. The Company will provide Gerdau and Acquiror and their legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by Gerdau or the Acquiror for inclusion in such material, prior to the service and filing of that material, and all reasonable comments with respect to any such information required to be supplied by Gerdau and the Acquiror shall be accepted and reflected in such material. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company will not object to legal counsel to the Acquiror making such submissions on the motion for the

Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also provide legal counsel to the Acquiror on a timely basis with copies of any notice and evidence served on the Company or its legal counsel in respect of the motion for the Interim Order, the application for the Final Order or any appeal from either, and of any notice (written or oral) received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

(b)	Subject to applicable Laws, the Company will not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Acquiror’s prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require the Acquiror to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases the Acquiror’s obligations set forth in any such filed or served materials or under this Agreement.

2.3	Interim Order

(a)	Subject to the terms of this Agreement, as soon as reasonably practicable, but in any event in sufficient time to hold the Company Meeting in accordance with Section 2.5(b), the Company shall apply to the Court, pursuant to Section 192 of the CBCA, for the Interim Order in a manner and form reasonably acceptable to Acquiror and Gerdau, and thereafter diligently seek the Interim Order in such form.

(b)	The notice of motion for the Interim Order shall request that the Interim Order provide, among other things:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(ii)	that the requisite approval for the Arrangement Resolution shall be (i) 662/3% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting and (ii) a majority of the votes cast on the Arrangement Resolution by the Public Shareholders present in person or represented by proxy at the Company Meeting (the “Required Vote”);

(iii)	that in all other respects the terms, restrictions and conditions of the articles and by-laws of the Company, shall apply in respect of the Company Meeting;

(iv)	that the quorum for the Company Meeting shall be two or more persons present in person or represented by proxy holding in the aggregate 25% of the outstanding Common Shares;

(v)	for the grant of Dissent Rights to the Company Shareholders who are registered holders of Common Shares, as contemplated in the Plan of Arrangement;

(vi)	for notice requirements with respect to the application to the Court for the Final Order;

(vii)	that the Company Meeting may be adjourned or postponed from time to time by the Company, in the circumstances contemplated by this Agreement, without the need for additional approval of the Court; and

(viii)	that the record date for Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting.

2.4	Company Circular

(a)	As promptly as reasonably practicable after the execution and delivery of this Agreement, the Company shall prepare, in consultation with the Acquiror, the Company Circular together with any other documents required by applicable Laws in connection with the Company Meeting. The Company Circular and such other documents, together with any amendments thereto, shall be in form and substance satisfactory to Gerdau and the Acquiror and their counsel, acting reasonably. The Company shall provide Gerdau and the Acquiror and its representatives with a reasonable opportunity to review and comment on the Company Circular and such other documents, including by providing on a timely basis a description of any information required to be supplied by Gerdau and the Acquiror for inclusion in the Company Circular pursuant to Section 2.4(b), prior to its mailing to the Company Shareholders and filing in accordance with the Interim Order and applicable Laws, and will accept and reflect in the Company Circular or Schedule 13E-3 all reasonable comments made by Gerdau and the Acquiror and its counsel with respect to any such information to be supplied by the Acquiror and Gerdau and included in the Company Circular or Schedule 13E-3. Except as provided in the immediately preceding sentence, Gerdau and Acquiror acknowledge that whether or not any comments by Gerdau, Acquiror and/or its counsel are appropriate or any revisions made as a result thereof to the Company Circular or the Schedule 13E-3 will be determined solely by the Company acting reasonably. For greater certainty, provided that Gerdau and the Acquiror agree that the Special Committee shall have sole discretion as to the content and reasons for its recommendation within the Company Circular.

(b)	Gerdau and the Acquiror will, in a timely manner, furnish the Company with any information as is reasonably requested by the Company or as may be required to be included in the Company Circular and the Schedule 13E-3 and any other filings required to be made by the Company under applicable Laws (including the description of lock-up agreements, if any, and their plans for the Company) in connection with the transactions contemplated by this Agreement. The Acquiror and Gerdau shall ensure that the information to be provided by them for inclusion in the Company Circular and Schedule 13E-3 does not, at the time of the mailing of the Company Circular and the filing of the Schedule 13E-3, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made. The Acquiror shall pay all filings fees incurred in connection with the filing of the Schedule 13E-3.

(c)	Subject to compliance with Section 2.4(b), as promptly as practicable after the issuance of the Interim Order, the Company will cause the Company Circular and such other documents to be sent to the Company Shareholders and filed with the appropriate Securities Authorities, in each case as required by applicable Laws and the Interim Order. The Company Circular shall include a description of the approval of Board and the Special Committee of the Arrangement, and the recommendation of the Board and the Special Committee that the Company Shareholders vote in favour of the Arrangement Resolution (unless such recommendation has been withdrawn, modified or amended in accordance with the terms of the Agreement), and will also include a copy of the Fairness Opinion and the Valuation.

(d)	Each of the Parties shall promptly notify the others if at any time before the Effective Time it becomes aware that the Company Circular or the Schedule 13E-3 contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made, or that otherwise requires an amendment or supplement to the Company Circular, or the Schedule 13E-3, and the Parties shall co-operate in the preparation of any such amendment or supplement (which amendment or supplement will be mutually acceptable to the Parties, each acting reasonably) and, if required by applicable Law or by the Court, will cause the same to be distributed to the Company Shareholders and/or filed with the applicable Securities Authorities.

(e)	The Company shall ensure that the Company Circular and the Schedule 13E-3 (other than with respect to any information relating to and provided by Gerdau and the Acquiror) complies with the Interim Order and all applicable Laws and, without limiting the generality of the foregoing, that the Company Circular does not, at the time of mailing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made (other than with respect to any information relating to and provided by Gerdau or the Acquiror).

(f)	Each of the Parties will promptly inform the others of any requests or comments made by Securities Authorities in connection with the Company Circular or the Schedule 13E-3. Each of the Parties will use its respective commercially reasonable efforts to resolve all requests or comments made by Securities Authorities with respect to the Company Circular, the Schedule 13E-3 and any other required filings under applicable Securities Laws as promptly as practicable after receipt thereof.

2.5	The Company Meeting

(a)	The Company has fixed a record date of June 18, 2010 for the purposes of determining the Company Shareholders entitled to receive notice of and to vote at the Company Meeting and shall not, except if required by the Court, change the record date without the prior written consent of the Acquiror such consent not to be unreasonably withheld or delayed.

(b)	In accordance with the Interim Order and applicable Laws, as soon as reasonably practicable after the date of this Agreement, but in any event no later than August 27, 2010, or such other later date as the Parties may agree, acting reasonably, the Company shall convene and hold the Company Meeting for the purpose of considering the Arrangement Resolution. Except as required by applicable Law or the Interim Order, or with the prior written consent of the Acquiror, the Arrangement Resolution shall be the only matter of business transacted at the Company Meeting; provided that if the Company is required by applicable Law or the Interim Order, or permitted by the Acquiror, to transact any other item of business at the Company Meeting, the Company shall cause the Arrangement Resolution to be considered and voted upon before any other item of business to be transacted at the Company Meeting.

(c)	Except as required by applicable Laws or unless this Agreement shall have been terminated in accordance with its terms, the Company shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Acquiror, other than in the circumstances contemplated by Section 7.3(b) or as directed by Gerdau in accordance with Section 6.2(c). The Company Meeting shall be held regardless of whether the Board or any committee thereof amends, modifies or withdraws its approval or recommendation of the Arrangement unless this Agreement shall have been terminated in accordance with its terms.

(d)	The Company shall use commercially reasonable efforts to solicit from the Public Shareholders proxies in favour of the approval of the Arrangement Resolution, including, if so requested by the Acquiror, using the services of dealers and proxy solicitation services at the Acquiror’s expense.

(e)	The Company shall take all steps necessary (including any required disclosure in the Company Circular) to allow the Acquiror, directly or using the services of dealers and proxy solicitation services, to solicit from the Public Shareholders proxies in favour of the Arrangement Resolution and against any resolution submitted by any other Public Shareholder. Without limiting the generality of the foregoing, the Company shall, upon request from time to time by the Acquiror, deliver to the Acquiror: (i) basic lists of all registered Company Shareholders and other security holders of the Company or any of its subsidiaries, showing the name and address of each holder and the number of Common Shares or other securities of the Company or such subsidiaries held by each such holder, all as shown on the records of the Company or such subsidiaries, as applicable, as of a date that is not more than three business days prior to the date of delivery of such list and, to the extent in the possession of the Company, a list of participants in book-based clearing systems, nominee registered Company Shareholders or other securities of the Company or any of its subsidiaries, as the case may be, and non-registered beneficial owner lists that are available to the Company, and securities positions and other information and assistance as the Acquiror may reasonably request in connection with the solicitation of proxies or the transactions contemplated hereby, and (ii) from time to time, at the request of the Acquiror, updated or supplemental lists setting out any changes from the list(s) referred to in clause (i) of this Section 2.5(e).

(f)	The Company shall advise the Acquiror as the Acquiror may reasonably request, and on a daily basis on each of the last ten days prior to the proxy cut-off date for the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution and any other matters to be considered at the Company Meeting.

(g)	The Company shall promptly advise the Acquiror of (i) any communication (written or oral) received by the Company from the TSX or NYSE or any Securities Authority, or (ii) any written communication received by the Company from Public Shareholders in opposition to the Arrangement and any written notice of Dissent Rights exercised or purported to have been exercised by any Public Shareholder received by the Company or its representatives in relation to the Company Meeting or the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, any written communications sent by or on behalf of the Company to any Public Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(h)	The Company will give notice to the Acquiror of the Company Meeting and allow the Acquiror’s representatives and legal counsel to attend and speak at the Company Meeting.

2.6	Final Order

As soon as reasonably practicable after the Company Meeting, but in any event no later than three business days after the Company Meeting, the Company shall apply to the Court, pursuant to Section 192 of the CBCA, for the Final Order, in a form and manner reasonably acceptable to the Acquiror, and thereafter diligently seek the Final Order in such form.

2.7	Closing

On the second business day after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 8 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date), and unless another date is agreed to in writing by the Parties, the Company shall file the Articles of Arrangement together with such other documents as may be required under the CBCA to give effect to the Arrangement, and will implement the Plan of Arrangement. The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Arrangement shall become effective on the Effective Date in the order set forth in the Plan of Arrangement. The closing of the Arrangement will take place at the offices of Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario M5H 2S7 at 10:00 a.m. (Toronto time) on the Effective Date, or such other place as agreed upon by the parties.

2.8	Payment of Consideration

The Acquiror will, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director, provide the depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) to pay the consideration for (a) all of the Common Shares to be acquired pursuant to the Arrangement and (b) the participants in the Co-Steel Loan Program pursuant to Section 2.10(k)(i).

2.9	Performance of Gerdau

Gerdau unconditionally and irrevocably guarantees and covenants and agrees to be jointly and severally liable with Acquiror for the due and punctual performance of each and every obligation of Acquiror arising under this Agreement and the Plan of Arrangement, including, without limitation, payment for any Common Shares to be acquired pursuant to the Plan of Arrangement. Gerdau shall cause Acquiror to comply with all of Acquiror’s obligations under or relating to the Arrangement and the transactions contemplated by this Agreement.

2.10	Compensation Arrangements

The Company and Gerdau covenant and agree that, effective as at the Effective Date:

(a)	Gerdau will adopt new equity based compensation plans with terms in all respects the same as the Company Equity Plans;

(b)	the Company will amend the LTIP with respect to SARs and Phantom Shares held by Canadian Awardholders and will amend the SAR Plan and the SIS Plan with respect to SARs held by Canadian Awardholders to provide that such Phantom Shares and SARs will be based on ADSs;

(c)	the Company will amend each outstanding Phantom Share granted under the LTIP and held by a Canadian Awardholder to provide that such Phantom Shares will be in respect of ADSs with the number of Phantom Shares adjusted using the Exchange Ratio;

(d)	the Company will amend each outstanding SAR granted under the SAR Plan, the SIS Plan and the LTIP and held by a Canadian Awardholder to provide that such SARs will be in respect of ADSs with both the number and base price of SARs adjusted using the Exchange Ratio;

(e)	the Company will cancel each outstanding PSU and RSU, and each Phantom Share held by a U.S. Awardholder and Gerdau will grant, in exchange for each such award, a new restricted share unit, performance share unit, or phantom share, as applicable, on the same terms and conditions, mutatis mutandis, as the cancelled PSUs, RSUs, and Phantom Shares but in respect of ADSs, with the number of such PSUs, RSUs and Phantom Shares adjusted using the Exchange Ratio;

(f)	the Company will cancel each outstanding Option and SAR (other than the SARs held by Canadian Awardholders under the SAR Plan, the SIS Plan and the LTIP) and Gerdau will grant, in exchange for each such award, a new option or share appreciation right, as applicable, having the same vesting date, expiry date and other terms and conditions, mutatis mutandis, as the cancelled Options and SARs but in respect of ADSs, with both the number of Options and SARs and the exercise price or base price of the Options and SARs adjusted using the Exchange Ratio;

(g)	the Company will terminate the Co-Steel Share Loan Plan and the Company Equity Plans other than the LTIP, the SAR Plan and the SIS Plan;

(h)	the Company will terminate the Directors Plan and will cash out each outstanding DSU for the Acquisition Price per DSU;

(i)	the Longhi LTIP Shares held in the Executive Long Term Incentive Plan Trust will revert to the Company for no consideration and be cancelled and Gerdau will deposit to the Executive Long Term Incentive Plan Trust that number of ADSs equal to the number of Longhi LTIP Shares held in the Executive Long Term Incentive Plan Trust multiplied by the Exchange Ratio in substitution therefore and will, in future deposit additional ADSs to the Executive Long Term Incentive Plan Trust based on the number of Common Shares that are required to be delivered to the Executive Long Term Incentive Plan Trust multiplied by the Exchange Ratio;

(j)	the Company and Gerdau will amend the Longhi Employment Agreement such that (a) Gerdau will assume the obligation under the Longhi Employment Agreement to provide ADSs, and (b) all references to Common Shares contained therein are amended to refer to ADSs with the number of Common Shares adjusted using the Exchange Ratio; and

(k)	each participant in the Co-Steel Share Loan Plan shall have his or her employee loan under the Co-Steel Share Loan Plan become immediately due and payable and shall be entitled to:

(i)	if such participant’s Co-Steel Indebtedness Amount is less than such participant’s Co-Steel Cash Amount as at the Effective Time, receive a cash amount equal to (A) the Co-Steel Cash Amount for such participant less (B) the Co-Steel Indebtedness Amount for such participant; or

(ii)	if such participant’s Co-Steel Indebtedness Amount is greater than the participant’s Co-Steel Cash Amount as at the Effective Time, a reduction of the Co-Steel Indebtedness Amount for such participant in the amount of the Co-Steel Cash Amount for such participant.

As promptly as reasonably practicable after the Effective Date, but in any event no later than 10 days after the Effective Date, Gerdau shall make such filings as necessary under applicable Laws to ensure that the securities of Gerdau issuable under the new equity based compensation plans contemplated under this Section 2.10 are freely tradeable, including the filing of Forms S- 8 and F-6 with the SEC.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties

The Company represents and warrants to and in favour of each of the Acquiror and Gerdau as follows, and acknowledges that each of the Acquiror and Gerdau is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Board Approval. The Special Committee has received the Valuation and Fairness Opinion from the Financial Advisor. As at the date hereof, the Special Committee, after consultation with its financial and legal advisors, has determined unanimously that the Arrangement is in the best interests of the Company and is fair to the Public Shareholders and has unanimously recommended that the Board approve the Arrangement and recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement. As at the date hereof, the Board, having received the recommendation of the Special Committee and after consultation with its legal advisors has determined unanimously (with the Gerdau Nominees abstaining) that the Arrangement is in the best interests of the Company and is fair to the Public Shareholders, has unanimously (with the Gerdau Nominees abstaining) approved the Arrangement and the execution and performance of this Agreement and resolved unanimously (with the Gerdau Nominees abstaining) to recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement. To the knowledge of the Company, as of the date hereof, each member of the Board and senior management of the Company has indicated that he or she intends to vote the Common Shares that he or she directly or indirectly owns in favour of the Arrangement Resolution.

(b)	Organization and Qualification. The Company and each of its Material Subsidiaries is a corporation, company or partnership duly incorporated, amalgamated or formed, as the case may be, and validly existing under the laws of its jurisdiction of incorporation, amalgamation or formation, as the case may be, and has all necessary power and capacity to own, lease, license or otherwise hold its property and assets as now owned, leased, licensed or otherwise held, and to carry on its business as it is now being conducted. The Company and each of its subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its property and assets owned, leased, licensed or otherwise held, or the nature of its activities, makes such registration or authorization necessary except where the failure to be so registered, authorized or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each of its subsidiaries has obtained, is in possession of and is in compliance, in all respects, with all Permits required by applicable Laws to conduct its current businesses as they are now being conducted except where the failure to obtain or comply with such Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No modification, amendment, suspension or cancellation of any of such Permits is pending or, to the knowledge of the Company, threatened.

(c)	Capitalization. The authorized and issued capital of the Company consists of (i) an unlimited number of Common Shares, of which 433,540,966 Common Shares have been validly issued and are outstanding as of the close of business on June 18, 2010 as fully paid and non-assessable shares and have not been issued in violation of any pre-emptive rights or other contractual rights to purchase securities granted by the Company or arising under any applicable Law, and (ii) an unlimited number of preference shares, issuable in series, of which none are issued and outstanding. As of the close of business on June 18, 2010, an aggregate of up to 3,283,615 Common Shares were issuable upon the exercise of Options, SARs, RSUs and PSUs and such Common Shares have been duly authorized and, upon issuance, will be validly issued and outstanding as fully paid and non-assessable shares, and will not have been issued in violation of any pre-emptive rights or other contractual rights to purchase securities granted by the Company or arising under any applicable Law. As of the date hereof, except for the Awards and the Longhi Employment Agreement, there are no options, warrants, conversion privileges, commitments (contingent or otherwise) or other agreements or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, for the purchase, allotment or issuance of, or subscription for, any securities of the Company, or any securities convertible or exchangeable into, or exercisable for, or otherwise evidencing a right to acquire, any securities of the Company. All securities of the Company (including the Common Shares and the Awards) have been issued in compliance with all applicable Securities Laws. Other than the Common Shares and the Awards, there are no securities of the Company or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Company Shareholders on any matter. There are no outstanding contracts of the Company to repurchase, redeem or otherwise acquire any of its securities.

(d)	Ownership of Subsidiaries. All of the Company’s outstanding securities and other ownership interests in the Material Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and except as disclosed in the Company’s Public Disclosure Record as of the date of this Agreement, all such securities and other ownership interests are held directly or indirectly by the Company and are, except pursuant to restrictions on transfer contained in constating documents or pursuant to existing financing arrangements involving the Company or its subsidiaries, held free and clear of all Liens and not subject to any proxy, voting trust or other agreement relating to the voting of such securities and other ownership interests. There are no agreements or options, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, allotment or issuance of, or subscription for, any securities or other ownership interests in any of the Company’s subsidiaries, or any securities that are convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities or other ownership interests in any of the Company’s subsidiaries. There are no outstanding contracts of any subsidiaries of the Company to repurchase, redeem or otherwise acquire any of its securities or other ownership interests, or with respect to the voting or disposition of any outstanding securities or other ownership interests of any subsidiaries of the Company.

(e)	Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement. Subject to the Required Vote and filings with the Court, all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the performance of its obligations under this Agreement, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or the performance of its obligations under this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(f)	No Violations.

(i)	None of the execution and delivery of this Agreement by the Company, the consummation of the Arrangement by the Company or compliance by the Company with any of the provisions hereof will (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (1) the articles of incorporation, memorandum of association or articles of association or Laws governing the Company or any of its subsidiaries or (2) any contract or Permit to which the Company or any of its subsidiaries is a party, to which any of their respective properties or assets may be subject or by which any of them is bound and individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect, or (B) violate any Law applicable to the Company or any of its subsidiaries or any of their respective properties or assets in any material respect.

(ii)	Subject to obtaining the Interim Order and the Final Order, no Regulatory Approvals are required in connection with the execution and delivery of this Agreement by the Company, the consummation of the Arrangement by the Company or compliance by the Company with any of the provisions hereof.

(g)	Compliance with Laws. Each of the Company and its subsidiaries (i) has conducted its business in compliance with, and is conducting its business in compliance with, all applicable Laws in each jurisdiction in which it conducts business, other than any non-compliance which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and (ii) is duly licensed, registered or qualified in all jurisdictions to enable its business to be conducted and its property and assets to be owned, leased and operated, in all material respects, as now conducted, owned, leased or operated, and all such licences, registrations and qualifications are valid and subsisting and no such licence, registration or qualification contains any term, provision, condition or limitation which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(h)	Reporting Status and Securities Laws Matters. The Company is a “reporting issuer” in Canada and is not on the list of reporting issuers in default under applicable Canadian provincial and territorial Securities Laws, and is in compliance with all applicable Securities Laws in all material respects. No delisting of, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken.

(i)	Reports. The documents comprising the Company’s Public Disclosure Record (i) did not, at the time filed with the Securities Authorities or at the time of becoming effective, as applicable, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and (ii) includes all documents required to be filed in accordance with applicable Securities Laws with the Securities Authorities, and such documents complied in all material respects with applicable Securities Laws at the time they were filed. The Company has, in all material respects, timely filed or caused to be filed with the Securities Authorities all forms, reports, schedules, statements and other documents required to be filed by the Company or any of its subsidiaries with the Securities Authorities since December 31, 2007, and all such forms, reports, schedules, statements and other documents complied in all material respects with all applicable Securities Laws at the time they were filed. The Company has not filed any confidential material change report which, at the date hereof, remains confidential.

(j)	Company Financial Statements. The Company’s audited consolidated financial statements as of and for the fiscal years ended December 31, 2009 and 2008 and the Company’s unaudited consolidated financial statements as of and for the three months ended March 31, 2010 and 2009 (including the notes thereto and related management’s discussion and analysis) (collectively, the “Company Financial Statements”) were prepared in accordance with GAAP, consistently applied (except as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors) and fairly present in all material respects the consolidated balance sheet and changes in shareholder’s equity, statements of earnings and cash flows of the Company and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of the Company and its subsidiaries on a consolidated basis. There has been no material change in the Company’s accounting policies, except as described in the Company Financial Statements and the notes therein, since December 31, 2009. Neither the Company nor any of its subsidiaries nor, to the Company’s knowledge, any of its or its subsidiaries’ Representatives has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board.

(k)	Books and Records. The financial books, records and accounts of the Company and each of its subsidiaries (i) have been maintained in compliance with applicable Laws and GAAP on a basis consistent with prior years, (ii) accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Company and each of its subsidiaries, and (iii) accurately and fairly reflect the basis for the Company Financial Statements. The Company’s minute books and those of each of its subsidiaries contain minutes of all meetings and all resolutions of their respective boards of directors and committees of such boards of directors and their respective shareholders and are complete and accurate in all material respects. Such minute books recording such meetings and resolutions, other than those portions of minutes of meetings and resolutions reflecting discussions regarding the transactions contemplated in this Agreement, have been made available to Gerdau and the Acquiror (other than the resolutions or minutes of the Special Committee).

(l)	Disclosure Controls. The Company has designed and implemented a system of disclosure controls and procedures to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer (or persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure, particularly during the period in which the annual or interim filings are being prepared.

(m)	Internal Control. The Company has designed and implemented a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes policies and procedures that (i) relate to the maintenance of records that accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Company and each of its subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its subsidiaries are made only in accordance with authorizations of management and directors of the Company and its subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the material property or assets of the Company or any of its subsidiaries. To the knowledge of the Company, prior to the date of this Agreement: (A) there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of the Company that could reasonably be expected to adversely affect the ability of the Company to record, process, summarize and report financial information, and (B) there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Company. Since December 31, 2009, neither the Company nor any of its subsidiaries, nor any of its or their Representatives, has received any (x) complaint from any source regarding accounting, internal accounting controls or auditing matters or (y) expression of concern from employees of the Company or any of its subsidiaries regarding questionable accounting or auditing matters.

(n)	Whistleblower Reporting. Since December 31, 2009, no representative of the Company or any of its subsidiaries, whether or not employed by the Company or any of its subsidiaries, has reported evidence of a violation of any Securities Laws, breach of fiduciary duty or similar violation by the Company or any of its subsidiaries or their respective officers, directors, employees, agents or independent contractors to the Company’s chief legal officer, audit committee of the Board or the Board.

(o)	Absence of Certain Changes. Since December 31, 2009:

(i)	except for the transactions contemplated herein, the Company and each of its subsidiaries have conducted their business only in the ordinary course of business; and

(ii)	there has been no Company Material Adverse Effect or any material fact, circumstance, change, effect, matter, action, condition, event or occurrence (including any decision made by the board of directors, or by management if management believes that approval by the Board is probable, of the Company or any of its subsidiaries) that individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect.

(p)	No Undisclosed Liabilities. Except as disclosed in the Company Financial Statements, the Company and its subsidiaries have no material liabilities or material obligations of any nature that would be required to be disclosed on a consolidated balance sheet of the Company (or the notes thereto) prepared in accordance with GAAP (whether accrued, absolute, contingent or otherwise), other than liabilities, indebtedness or obligations incurred by the Company and its subsidiaries in the ordinary course of business since March 31, 2010.

(q)	Litigation. Other than as set forth in the Company Public Disclosure Record as of the date of this Agreement or the Company Circular, there are no material claims, actions, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations (collectively, “Legal Actions”) pending or, to the knowledge of the Company, threatened against, and, to the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to form the basis of a Legal Action against, (i) the Company or any of its Material Subsidiaries or against any of their respective property or assets, at law or in equity, or (ii) any director or officer of the Company or any of its Material Subsidiaries or any employee of the Company or any of its Material Subsidiaries, in each case before or by any Governmental Entity. Other than as set forth in the Company’s Public Disclosure Record as of the date of this Agreement or the Company Circular, neither the Company or any of its Material Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of the Company or any of its subsidiaries to conduct its business, in all material respects, as currently conducted, or that would materially impede the consummation of the transactions contemplated by this Agreement or the performance of the Company’s obligations under this Agreement.

(r)	Vote Required.

(i)	The only vote of holders of securities of the Company necessary (under the Company Organizational Documents, the CBCA, other applicable Laws or otherwise) to approve the Arrangement is, subject to any requirements of the Interim Order, the Required Vote.

(ii)	There are no shareholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its subsidiaries is a party or, to the knowledge of the Company, with respect to any shares or other equity interests of the Company or any of its subsidiaries or any other contract relating to disposition, voting or dividends with respect to any equity securities of the Company or of any of its subsidiaries.

(s)	Brokers. Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, the Company or any of its subsidiaries in connection with this Agreement or the Arrangement. The Company has provided to Acquiror and Gerdau a correct and complete copy of all agreements relating to the arrangements between it and the Financial Advisor that are in effect at the date hereof and agrees not to amend the terms of the agreement between it and the Financial Advisor relating to the payment of fees and expenses without the prior written approval of the Acquiror, which consent may be withheld in the sole discretion of the Acquiror.

(t)	Prior Valuations. The Company has provided to the Acquiror and Gerdau a copy of all prior valuations (within the meaning of MI 61-101) that have, to the knowledge of the Company, been made in the 24 months prior to the date hereof.

(u)	Co-Steel Share Loan Plan. As of June 18, 2010, the Co-Steel Indebtedness Amount was C$282,378.27 and an aggregate of up to 29,471 Common Shares are required to be purchased pursuant to the Co-Steel Share Loan Plan.

3.2	Survival of Representations and Warranties

As of the date of this Agreement, neither the Acquiror nor Gerdau is aware of any fact that would or would reasonably be expected to render the representations or warranties made by the Company in this Agreement untrue or incorrect. Notwithstanding anything herein to the contrary, for purposes of the representations and warranties of the Company, the Acquiror and Gerdau are deemed to have knowledge of all information contained in the Company’s Public Disclosure Record as of the date of this Agreement. The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.2 shall not limit any covenant or agreement of the Company or any of its subsidiaries which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR AND GERDAU

4.1	Representations and Warranties of the Acquiror and Gerdau

Each of the Acquiror and Gerdau hereby represents and warrants to and in favour of the Company as follows, and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. Each of Gerdau and the Acquiror is a corporation, company or other body corporate duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(b)	Authority Relative to this Agreement. Each of the Acquiror and Gerdau has the necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement and the consummation by the Acquiror and Gerdau of the transactions contemplated by this Agreement have been duly authorized by the board of directors of each of Gerdau and the Acquiror, respectively, and no other corporate proceedings on the part of either Gerdau or the Acquiror are necessary to authorize the execution and delivery by it of this Agreement or any agreement ancillary hereto and the consummation by it of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each of the Acquiror and Gerdau and constitutes a legal, valid and binding obligation of each of the Acquiror and Gerdau enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	No Violations.

(i)	None of the execution and delivery of this Agreement by the Acquiror or Gerdau, the consummation of the Arrangement by the Acquiror or compliance by the Acquiror or Gerdau with any of the provisions hereof will (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (1) the articles of incorporation, memorandum of association or articles of association or Laws governing the Acquiror or Gerdau or (2) any contract to which the Acquiror or Gerdau is a party, to which any of their respective properties or assets may be subject or by which any of them is bound and individually or in the aggregate would reasonably be expected to materially impair or delay the consummation of the Arrangement beyond the Outside Date or materially impair or delay the ability of the Acquiror or Gerdau to perform its obligations under this Agreement, or (B) violate any Law applicable to the Acquiror or Gerdau or any of their properties or assets in any material respect.

(ii)	Subject to obtaining the Interim Order and the Final Order, no Regulatory Approvals are required in connection with the execution and delivery of this Agreement by the Acquiror or Gerdau, the consummation of the Arrangement by the Acquiror or Gerdau or compliance by the Acquiror or Gerdau with any of the provisions hereof.

(d)	Financing. The Acquiror has or will have at Closing sufficient cash available to enable it to satisfy the aggregate cash consideration payable by it for all of the Common Shares to be acquired by it in accordance with the terms of the Plan of Arrangement.

4.2	Survival of Representations and Warranties

The representations and warranties of the Acquiror and Gerdau contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 4.2 shall not limit any covenant or agreement of the Acquiror or Gerdau which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

ARTICLE 5

COVENANTS OF THE PARTIES

5.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless the Acquiror and Gerdau shall otherwise agree in writing (to the extent that such consent is permitted by applicable Law), or except as is otherwise expressly permitted or contemplated by this Agreement, or the Plan of Arrangement or as is otherwise required by applicable Law or Governmental Entity, or as required by the terms of any existing contract that is in effect as of the date of this Agreement, or, with respect to items (d) (except clauses (iv) and (vi) thereof), (e), (f), (g) and (h) of this Section 5.1, for actions taken in accordance with the Guidelines:

(a)	the business of the Company and its subsidiaries shall be conducted only, and the Company and its subsidiaries shall not take any action except, in the ordinary course of business, and the Company shall, and shall cause its subsidiaries and its and their representatives to, use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, liquidity, assets, properties, employees, goodwill and business relationships;

(b)	the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles of incorporation, memorandum of association, articles of association or other comparable formation or organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Common Shares owned by any person or the securities of any subsidiary owned by a person other than the Company, other than in the case of any subsidiary, any dividends payable to the Company or any other subsidiary of the Company; (iii) adjust, split, combine or reclassify its shares; (iv) issue, grant, sell or cause or, permit a Lien to be created on, or agree to issue, grant, sell or cause or permit a Lien to be created on any shares of the Company or its subsidiaries or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of the Company or any of its subsidiaries, other than (A) the issuance of Common Shares issuable pursuant to the terms of the outstanding Company Options and the Longhi Employment Agreement, and (B) transactions between two or more of the Company’s wholly-owned subsidiaries or between the Company and its wholly-owned subsidiary; (v) redeem, purchase or otherwise acquire or subject to a Lien any of its outstanding securities or securities convertible into or exchangeable or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more of the Company’s wholly-owned subsidiaries or between the Company and its wholly-owned subsidiary; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the winding-up, liquidation or dissolution of the Company or any of its subsidiaries; or (viii) authorize or propose any of the foregoing, or enter into, modify or terminate any contract with respect to any of the foregoing;

(c)	the Company shall (i) comply in all material respects with the Guidelines and (ii) promptly notify Gerdau and the Aquiror in writing of any event occurring subsequent to the date of this Agreement or any breach of this Agreement by the Company that would reasonably be expected to result in either of the conditions set out in Section 8.2(a) or (b) not being satisfied;

(d)	the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) sell, pledge, lease, license, dispose of or cause or permit any material Liens to be created on any assets (including the shares of any subsidiary) of the Company or of any of its subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any property or enter into or extend any option to acquire, or exercise an option to acquire, any property or assets of any other person; (iii) incur any indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) voluntarily repay any indebtedness other than debts owing to trade creditors that are repaid in the ordinary course of business; (v) make or commit to make capital expenditures; (vi) take any action that would cause any of the representations or warranties set forth in Article 3 to be untrue as of the date of this Agreement or would reasonably be expected to result in the condition set out in Section 8.2(b) not being satisfied; (vii) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities that were incurred in the ordinary course of business and are reflected or reserved against in the Company Financial Statements; (viii) waive, release, grant or transfer any rights of material value; (ix) enter into a new line of business; or (x) authorize or propose any of the foregoing, or enter into or modify any contract to do any of the foregoing;

(e)	the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly (i) enter into any contract with respect to the purchase, sale, disposition or development of any asset or property outside the ordinary course of business or that would impose payment or other obligations on the Company or any of its subsidiaries; (ii) enter into any contract or series of contracts resulting in a new contract or series of related new contracts that would result in any contract having a term in excess of 12 months and that would not be terminable by the Company or its subsidiaries upon notice of 60 days or less from the date of the relevant contract; (iii) enter into any contract that would limit or otherwise restrict the Company or any of its subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict the Acquiror, Gerdau or any of their respective affiliates or any of their successors, from engaging or competing in any line of business or in any geographic area; or (iv) waive, release or amend, in any material respect any contract of the type described in clause (ii) above;

(f)	other than as is necessary to comply with applicable Laws, or existing employee benefit plans or contracts, or, in the case of employees, off-cycle adjustments granted in the ordinary course of business or pursuant to arrangements that, prior to the date of this Agreement, have been disclosed to Gerdau and approved by the human resources committee of the Board, neither the Company nor any of its subsidiaries, in respect of any of their respective employees, shall (i) grant to any senior employee, officer or director of the Company or of any of its subsidiaries an increase in compensation in any form; (ii) grant any general salary increase or increase to benefits; (iii) take any action with respect to the grant of any severance or termination pay; (iv) enter into any employment, bonus, change of control, severance, deferred compensation or other similar agreement or amend any such existing agreement, with any employee, officer or director of the Company or any of its subsidiaries; (v) increase any benefits payable under its current severance or termination pay policies; or (vi) adopt or materially amend or make any contribution to any employee benefit plan or other similar plan, agreement, trust, fund or arrangement or take any action to accelerate any rights or benefits or fund or secure the payment of compensation or benefits under any employee benefit plan, or make any person a beneficiary of any retention or severance plan which would entitle such person to payments, vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement and/or termination of employment;

(g)	the Company shall not, and shall not permit any of its subsidiaries to, make any loans, advances or capital contributions to, or investments in, or guarantees (other than performance guarantees on behalf of wholly-owned subsidiaries) to, any other person other than to wholly-owned subsidiaries, or make any loans to any officer, director or employee of the Company or any of its subsidiaries;

(h)	the Company shall not, and shall not permit any of its subsidiaries to, waive, release, assign, settle or compromise (i) any material Legal Action or any material claim or material liability or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of the Company in its capacity as such and that (A) requires any payment to such security holder by the Company or any subsidiary or (B) adversely affects in any material respect the ability of the Company and the subsidiaries to conduct their business in a manner consistent with past practice.

5.2	Pre-Acquisition Reorganizations

(a)	Subject to the other terms of this Agreement, the Company agrees that, upon request by the Acquiror, the Company shall, and shall cause each of its subsidiaries to, use its commercially reasonable efforts to:

(i)	effect such reorganizations of its business, operations and assets and the integration of other affiliated businesses as the Acquiror may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and

(ii)	cooperate with the Acquiror and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they may most effectively be undertaken.

(b)	The Acquiror and Gerdau acknowledge and agree that the Pre-Acquisition Reorganizations shall (A) not materially impede, delay or prevent consummation of the Arrangement (including by giving rise to litigation by third parties); (B) not, in the opinion of the Company, acting reasonably, prejudice the Public Shareholders or the holders of the Awards; (C) not require the Company to obtain any additional approval of the Company Shareholders; or (D) not be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached, it being acknowledged by the Acquiror and Gerdau that these actions could require the consent of third parties under applicable contracts and Governmental Entities.

(c)	The Acquiror shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 20 days prior to the anticipated Effective Date. Upon receipt of such notice, the Acquiror and the Company shall, at the expense of the Acquiror and Gerdau, work cooperatively and use commercially reasonable efforts to prepare, prior to the Effective Time, all documentation necessary and do such other acts and things as are necessary to give effect to any Pre-Acquisition Reorganizations.

(d)	The Parties shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Effective Date (but after Acquiror and Gerdau shall have waived or confirmed that all conditions to completion of the Arrangement in its favour, other than the conditions set forth in Sections 8.2(a), (b) and (c) have been satisfied or will be satisfied at the Effective Date), provided that no such Pre-Acquisition Reorganization will be made effective unless (i) it is reasonably certain, after consulting with the Company, that the Arrangement will become effective, (ii) such Pre-Acquisition Reorganization can be reversed or unwound without adversely affecting the Company or its subsidiaries in any material respect in the event the Arrangement does not become effective and this Agreement is terminated or (iii) the Company otherwise agrees, acting reasonably. If the Arrangement is not completed, the Acquiror will forthwith reimburse the Company for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Company and its subsidiaries in considering and effecting a Pre-Acquisition Reorganization and shall be responsible for any costs of the Company and its subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to termination of the Agreement at the Acquiror’s request. The obligation of the Acquiror to reimburse the Company for fees and expenses and to be responsible for costs as set out in this Section will be in addition to any other payment the Acquiror may be obligated to make hereunder and, notwithstanding anything to the contrary herein, shall survive termination of this Agreement.

(e)	The completion of the Pre-Acquisition Reorganizations, if any, shall not be a condition to the completion of the Arrangement.

5.3	Mutual Covenants Regarding the Arrangement

Subject to the provisions of this Agreement, each of the Parties shall, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, use all commercially reasonable efforts to perform all obligations required or desirable to be performed by them under this Agreement, co-operate with each other in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, each of the Parties shall:

(a)	use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder, as set forth in Article 8, to the extent the same is within its control, and to take or cause to be taken all other actions, and to do or cause to be done all other things, necessary, proper or advisable under all applicable Laws to consummate the Arrangement, including using all commercially reasonable efforts to: (i) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement; and (ii) co-operate with the other Parties in connection with the performance by it and its subsidiaries of their obligations hereunder;

(b)	not knowingly take or cause to be taken any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or any commercially reasonable action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement or to prevent or materially delay the consummation of the transactions contemplated hereby;

(c)	take all action within its control to ensure that the representations and warranties in Article 3, in the case of the Company, and Article 4, in the case of the Acquiror and Gerdau, remain true and correct as of the Effective Date as if such representations and warranties were made at and as of such date except to the extent such representations and warranties speak as of an earlier date;

(d)	both before and after the Effective Date, use all commercially reasonable efforts to execute and do all acts, further deeds, things and assurances as may be required in the reasonable opinion of the other Parties’ legal counsel to permit the completion of the Arrangement;

(e)	use all commercially reasonable efforts to effect all necessary registrations, filings, requests and submissions of information required by Governmental Entities from such Party relating to the Arrangement;

(f)	use all commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings involving such Party or any of its affiliates challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(g)	promptly notify the other Parties of:

(i)	any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives);

(ii)	any material communication from any Governmental Entity in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives); and

(iii)	any Legal Action threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement; and

(h)	subject to applicable Laws, the Acquiror and the Company shall use their commercially reasonable efforts to cause the Common Shares to be de-listed from the TSX and the NYSE and de-registered under the United States Securities Exchange Act of 1934, promptly, with effect immediately following the acquisition by the Acquiror of the Common Shares pursuant to the Plan of Arrangement.

5.4	Preparation of Filings

(a)	The Parties shall, as promptly as practicable hereafter, cooperate in the preparation of any documents deemed by any of the Parties to be necessary or advisable to discharge the Parties’ respective obligations under applicable Laws in connection with the Arrangement and all other matters contemplated by this Agreement.

(b)	The Parties shall co-operate in the preparation of presentations, if any, to the Public Shareholders regarding the Arrangement, and no Party shall issue any news release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of the other Parties (which shall not be unreasonably withheld or delayed). The Company shall not make any filing with any Governmental Entity or with the TSX or the NYSE with respect to the Arrangement without prior consultation with the Acquiror, and neither the Acquiror nor Gerdau shall make any filing with any Governmental Entity or with the TSX or the NYSE with respect to the Arrangement without prior consultation with the Company; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making any such disclosure shall use all commercially reasonable efforts to give timely prior oral or written notice to the other Parties and reasonable opportunity for the other Parties to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing.

5.5	Access to Information

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing contracts (including the Confidentiality Agreement), the Company shall, and shall cause its subsidiaries and its and their respective Representatives to afford to Gerdau and its subsidiaries and its and their respective Representatives such access as Gerdau may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their respective officers, employees, agents, properties, offices, assets, books, records and contracts, and shall furnish Gerdau with such data (including financial and operating data) and information as Gerdau may reasonably request. The Parties acknowledge and agree that any information furnished pursuant to this Section 5.5 shall be subject to the terms and conditions of the Confidentiality Agreement.

5.6	Directors

(a)	Subject to confirmation that insurance coverage is maintained as contemplated by Section 5.7 and delivery by Acquiror and Gerdau of releases from all claims and potential claims in respect of the period prior to the Effective Time in favour of the directors, the Company shall obtain and deliver to the Acquiror at the Effective Time evidence reasonably satisfactory to Acquiror of the resignations effective immediately prior to the Effective Time of all of the directors of the Company designated by the Acquiror to the Company in writing at least five business days prior to the Effective Time.

(b)	Following the Effective Time, the Company will pay all amounts owing to the directors of the Company (subject to any required withholding tax remittances), including all amounts owed upon the redemption of deferred share units in accordance with the Director’s Plan. For purposes of such payments the redemption amount shall be deemed to be Acquisition Price.

5.7	Directors and Officers Insurance

(a)	Gerdau and the Acquiror hereby covenant and agree that all rights to indemnification or exculpation in favour of the current and former directors and officers of the Company and each of its subsidiaries provided in the current articles or by-laws (or the equivalent) of the Company and each of its subsidiaries, or in any agreement, and any directors’ and officers’ insurance now existing in favour of the directors and officers of the Company and each of its subsidiaries shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider of at least equivalent standing to the current provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider of at least equivalent standing to the current provider) for a period of not less than six years from the Effective Date and Gerdau and the Acquiror hereby undertake to ensure that this covenant shall remain binding upon their successor and assigns, provided that Gerdau and the Acquiror hereby will not be required to pay an annual premium in excess of 300% of the current annual premium payable in respect of the current directors’ and officers’ insurance in favour of the directors and officers of the Company and each of its subsidiaries.

(b)	The provisions of this Section 5.7 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, the Company confirms that it is acting as agent and trustee on their behalf.

5.8	Employees

From and after the Effective Time, the Acquiror and Gerdau shall honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its subsidiaries under employment and other agreements with current or former employees (including those arrangements approved by the human resources committee of the Board as contemplated in Section 5.1(f)); provided that no provision of this Section 5.8 shall give any employees of the Company or any of its subsidiaries any right to continued employment or impair in any way the right of the Company or any of its subsidiaries to terminate the employment of any employees.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1	Non-Solicitation

(a)	The Company shall, and shall direct and cause its Representatives and its subsidiaries and their respective Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any third party that has made, indicated any interest to make or may reasonably be expected to make, an Acquisition Proposal, whether or not initiated by the Company, and, in connection therewith, the Company shall promptly request the return or destruction of all information provided to any third party that, at any time since January 1, 2010, has entered into a confidentiality or similar agreement with the Company relating to a potential Acquisition Proposal, to the extent that such information has not previously been returned or destroyed, and shall exercise all rights it has to require, ensure and confirm that such requests are honoured in accordance with the terms of such agreement.

(b)	Except as expressly provided in this Article 6, the Company shall not, and shall take all commercially reasonable efforts to ensure that it does not knowingly or intentionally authorize or permit any of its Representatives, its subsidiaries or its subsidiaries’ Representatives (excluding any nominees of Gerdau or its affiliates) to:

(i)	solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of the Company or any of its subsidiaries or entering into any contract) the initiation of any inquiries, proposals or offers regarding an Acquisition Proposal;

(ii)	engage or participate in or otherwise knowingly facilitate any discussions or negotiations with, or provide any information to, any third party regarding an Acquisition Proposal;

(iii)	withdraw, amend, modify or qualify in a manner adverse to the Acquiror or Gerdau, or propose publicly to withdraw, amend, modify or qualify in a manner adverse to the Acquiror or Gerdau, the approval of the Board and the Special Committee of the Arrangement or the recommendation of the Board and the Special Committee that the Public Shareholders vote in favour of the Arrangement Resolution;

(iv)	accept, approve, endorse or recommend or remain neutral with respect to, or propose publicly to approve, endorse or recommend or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than two business days (such period, the “Acquisition Proposal Assessment Period”) following the formal announcement of such Acquisition Proposal shall not be considered to be in violation of this Section 6.1(b)(iv); or

(v)	accept or enter into, or publicly propose to accept or enter into, any contract (including any letter of intent or agreement in principle) in respect of or in any way related to any Acquisition Proposal (other than a confidentiality agreement permitted by Section 6.1(d)) or requiring the Company to abandon, terminate or fail to consummate the Arrangement.

(c)	The Company shall not, and shall not authorize or permit any of its subsidiaries or its or their Representatives to, directly or indirectly, amend, modify or release any third party from any confidentiality agreement, standstill agreement or standstill provisions contained in any agreement to which it is a party, and shall strictly enforce the terms thereof except to allow such party to propose or consummate an Acquisition Proposal that is or is reasonably likely to result in a Superior Proposal.

(d)	Notwithstanding Section 6.1(a) and any other provision of this Agreement, the Board shall, prior to the approval of the Arrangement Resolution by the Company Shareholders, be permitted to participate in discussions or negotiations with, or furnish information to, any person in response to an unsolicited bona fide written Acquisition Proposal delivered by such person to the Company after the date hereof if, and only to the extent that:

(i)	the Company has complied with all other requirements of this Section 6.1 in all respects;

(ii)	the Board, after consultation with its financial advisors and outside legal counsel, has determined in good faith that the Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal;

(iii)	prior to entering into any discussions or negotiations with, or furnishing any information to such person, the Board has received from such person an executed confidentiality agreement having substantially the same terms as the Confidentiality Agreement and, taken as a whole, being no less favourable to the Company than the Confidentiality Agreement, and which includes a “standstill” provision that restricts such person and its affiliates from announcing or initiating an Acquisition Proposal that has not been approved by the Special Committee for a period of not less than 12 months from the date of such confidentiality agreement, and the Acquiror has been provided with a copy of such confidentiality agreement and the Acquiror is provided promptly with a list of, or in the case of information that was not previously made available to the Acquiror, copies of, any information provided to such person.

(e)	The Company shall promptly (and in any event within 48 hours of receipt by the Company) notify the Acquiror, at first orally and then in writing, of all inquiries proposals, offers relating to or constituting an Acquisition Proposal, all requests for discussions or negotiations relating to an Acquisition Proposal and all requests for non-public information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries in connection with an Acquisition Proposal, in each case received on or after the date hereof, of which it or any of its subsidiaries, or any of its or their Representatives, is or becomes aware, or any amendments to any of the foregoing. Such notice shall include a description of the material terms and conditions of any such Acquisition Proposal or such inquiry, proposal, offer or request, the identity of the person making such Acquisition Proposal or such inquiry, proposal, offer or request, a copy of such inquiry, proposal, offer or request and all written communications related thereto and provide such other details of the inquiry, proposal, offer or request as the Acquiror may reasonably request. The Company shall use commercially reasonable efforts to keep Acquiror fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal, offer or request and will respond promptly to all inquiries by the Acquiror with respect thereto.

(f)	Nothing contained in this Section 6.1 shall prohibit the Board from making any disclosure prior to the Effective Time if, the Board, after consultation with its financial advisors and outside legal counsel, has determined in good faith that such disclosure is necessary for the Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Law, provided that the Board may amend, modify or withdraw its approval or recommendation of the Arrangement only in accordance with Section 6.2.

(g)	The Company shall at all times ensure that its subsidiaries and its and its subsidiaries’ Representatives are aware of the provisions of this Section 6.1, and it will be responsible for any breach of this Section 6.1 by such subsidiaries and Representatives.

6.2	Right to Accept a Superior Proposal and Right to Match

(a)	Prior to the approval of the Arrangement Resolution by the Required Vote, notwithstanding Section 6.1, the Board and the Special Committee may amend, modify or withdraw their approval or recommendation of the Arrangement and accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal if, and only to the extent that:

(i)	the Company has complied with all applicable requirements of Section 6.1 and Section 6.2;

(ii)	the Board, after consultation with its financial advisors and outside legal counsel, has determined in good faith that the Acquisition Proposal constitutes a Superior Proposal;

(iii)	the Company has provided the Acquiror with notice in writing that there is a Superior Proposal, together with all documentation related to and detailing the Superior Proposal as required under Section 6.1(e), including a copy of any proposed agreement relating to such Superior Proposal, in each case at least five business days prior to the date on which the Board proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal;

(iv)	five business days shall have elapsed from the later of the date on which the Acquiror received the notice and documentation referred to in Section 6.2(a)(iii) from the Company in respect of the Superior Proposal and the date the Acquiror received notice of the Company’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal (the “Match Period”) and, if the Acquiror and/or Gerdau has proposed to amend the terms of the transactions contemplated in this Agreement and the Arrangement in accordance with Section 6.2(b), the Board (after receiving advice from its financial advisor and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the amendment to the terms of this Agreement and the Arrangement proposed by the Acquiror and/or Gerdau; and

(b)	During each Match Period, or such longer period as the Company may approve for such purpose, the Acquiror and Gerdau shall have the right, but not the obligation, to offer to amend the terms of the transactions contemplated in this Agreement and the Arrangement, and the Company shall co-operate with the Acquiror and Gerdau with respect thereto, including negotiating in good faith with the Acquiror and Gerdau to enable the Acquiror and Gerdau to make such adjustments to the terms and conditions of this Agreement and the Arrangement as the Acquiror and/or Gerdau deems appropriate and as would enable the Acquiror and Gerdau to proceed with the Arrangement and the transactions contemplated in this Agreement on such adjusted terms. The Board shall review any proposal by the Acquiror and/or Gerdau to amend the terms of the transactions contemplated in this Agreement and the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether the Acquiror’s and/or Gerdau’s proposal to amend the transactions contemplated by this Agreement and the Arrangement would, upon acceptance by the Company, result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the transactions contemplated by this Agreement and the Arrangement. If the Board so determines, it will promptly enter into an amended agreement with the Acquiror and/or Gerdau reflecting the amended proposal.

(c)	Where the Company has provided the Acquiror notice pursuant to 6.2(a)(iii) and the Company Meeting is scheduled to be held prior to the expiry of the Match Period and the Acquiror requests in writing that the Company Meeting proceed, the Company shall continue to take all reasonable steps necessary to hold the Company Meeting and to cause the Arrangement Resolution to be voted on at the Company Meeting or, alternatively, if directed to do so by the Acquiror, the Company shall postpone or adjourn the Company Meeting as directed by the Acquiror to a date designated by the Acquiror (which shall not be later than 20 days after the scheduled date of the Company Meeting or any previous postponement or adjournment thereof), and the Board shall waive the proxy-cut off time if requested to do so by the Acquiror and shall, in the event that the Acquiror and the Company amend the terms of this Agreement or the Arrangement pursuant to Section 7.5 ensure that the details of such amended Agreement or Arrangement are communicated to the Company Shareholders prior to the resumption of the postponed or adjourned Company Meeting.

(d)	The Board shall promptly (and in any event within two business days) reaffirm its recommendation of the Arrangement by news release after any Acquisition Proposal is publicly announced or made and (i) the Board determines that the Acquisition Proposal is not a Superior Proposal; or (ii) the Board determines that a proposed amendment to the terms of transactions contemplated by this Agreement and the Arrangement would result in the Acquisition Proposal not being a Superior Proposal. The Acquiror and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such news release and all reasonable comments made by the Acquiror and its counsel shall be accepted and incorporated into such news release. Without limiting the generality of the foregoing, such news release shall (i) include a description of the approval of the Board and the Special Committee of the Arrangement and the recommendation of the Board and the Special Committee that the Company Shareholders vote in favour of the Arrangement Resolution, and (ii) state that the Board has determined that the Acquisition Proposal is not a Superior Proposal.

(e)	Each successive modification of any Acquisition Proposal will constitute a new Acquisition Proposal for purposes of Section 6.1 and the requirement under Section 6.2(a)(iv) to initiate a new Match Period.

(f)	Nothing contained in this Agreement shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Article 2 unless this Agreement is terminated in accordance with its terms.

6.3	Agreement as to Damages

Notwithstanding any other provision relating to the payment of fees or expenses, including the payment of brokerage fees, the Company shall pay, or cause to be paid, to the Acquiror (or as directed by the Acquiror) by wire transfer of immediately available funds an amount equal to $40 million (the “Termination Fee”) if:

(a)	the Acquiror or Gerdau shall have terminated this Agreement pursuant to Section 7.2(c)(i) or Section 7.2(c)(iii), in which case payment shall be made within two business days of such termination; or

(b)	(A) after the date hereof and prior to the Company Meeting, a bona fide Acquisition Proposal shall have been made or proposed to the Company or otherwise, or publicly announced, or a person shall have publicly announced an intention to do so (which has not been withdrawn), and (B) the Required Vote is not obtained prior to the Outside Date and (C) within one year after the date of the termination of the Agreement either (1) the Company or any of its subsidiaries enters into a contract providing for the implementation of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above and whether or not such Acquisition Proposal is completed), in which case payment shall be made prior to the Company entering into such contract, or (2) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, in which case payment shall be within two business days following the consummation of such Acquisition Proposal.

6.4	Expense Reimbursement

Notwithstanding any other provision of this Agreement relating to the payment of fees or expenses, if this Agreement is terminated by the Company pursuant to Section 7.2(d), the Acquiror or Gerdau shall pay to the Company by wire transfer of immediately available funds the reasonable documented expenses of the Company incurred in connection with the transactions contemplated hereby up to a maximum aggregate amount of $5 million, such payment to be made within two business days of such termination.

6.5	Liquidated Damages, Injunctive Relief and No Liability of Others

The Parties acknowledge that the payment of the Termination Fee set out in Section 6.3 is the payment of liquidated damages that are a genuine pre-estimate of the damages the Acquiror and Gerdau will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the right to receive payment of the amount determined pursuant to Section 6.3, in the manner provided therein, is, where such amount has been paid in full, the sole monetary remedy of the Acquiror and Gerdau in respect of the event giving rise to such payment, other than the right to injunctive relief in accordance with Section 9.6 to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith. There shall be no liability of any shareholder or any Representative of the Acquiror or Gerdau or any of their respective affiliates (other than the Acquiror or Gerdau), whether to the Company or any other person (including any shareholder or Representative thereof) in connection with any liability or other obligation of the Acquiror or Gerdau hereunder or otherwise in connection with the transactions contemplated hereby. For greater certainty, the Parties acknowledge that the Company shall not be obligated to make more than one payment pursuant to Article 6.

ARTICLE 7

TERM, TERMINATION, AMENDMENT AND WAIVER

7.1	Term

This Agreement shall be effective from and after the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

(a)	Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of the Parties.

(b)	Termination By Any Party. This Agreement may be terminated by any Party at any time prior to the Effective Time if:

(i)	the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 7.2(b)(i) shall not be available to any Party if the failure of the Effective Time to occur by such date is the result of the material breach of, or failure to fulfill, any of such Party’s obligations under this Agreement;

(ii)	the Required Vote is not obtained at the Company Meeting (or any adjournment or postponement thereof); or

(iii)	after the date hereof, there shall be enacted or made any applicable Law (or any applicable Law shall have been amended) that makes consummation of the Arrangement illegal or that prohibits or otherwise restrains the Company and the Acquiror from consummating the Arrangement.

(c)	Termination By Acquiror or Gerdau. This Agreement may be terminated by Acquiror or Gerdau at any time prior to the Effective Time if:

(i)	the Board or the Special Committee shall have:

(A)	withdrawn, qualified, amended or modified, or proposed publicly to withdraw, qualify, amend or modify, in a manner adverse to the Acquiror or Gerdau, its approval of the Arrangement or its recommendation that the Public Shareholders vote in favour of the Arrangement Resolution (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal following the public announcement thereof during the related Acquisition Proposal Assessment Period shall not be considered an adverse modification);

(B)	approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal;

(C)	failed to reaffirm its approval of the Arrangement or its recommendation that the Public Shareholders vote in favour of the Arrangement Resolution as and when required under this Agreement or within two business days of being requested to do so by the Acquiror;

(ii)	subject to Section 7.3, and provided that neither the Acquiror nor Gerdau is then in material breach of its obligations under this Agreement:

(A)	any representation or warranty of the Company under this Agreement is untrue, or incorrect or shall have become untrue or incorrect, in either case such that the condition contained in Section 8.2(b) would be incapable of satisfaction; or

(B)	the Company is in default of a covenant or obligation hereunder (other than Section 6.1 or Section 6.2) such that the condition contained in Section 8.2(a) would be incapable of satisfaction;

(iii)	the Company breaches any of its covenants or agreements in Section 6.1 or Section 6.2.

(d)	Termination By the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time if, subject to Section 7.3, and provided that the Company is not then in material breach of its obligations under this Agreement:

(i)	any representation or warranty of the Acquiror or Gerdau under this Agreement is untrue or incorrect, or shall have become untrue or incorrect, in either case such that the condition contained in Section 8.3(b) would be incapable of satisfaction; or

(ii)	the Acquiror or Gerdau is in default of a covenant or obligation hereunder such that the condition contained in Section 8.3(a) would be incapable of satisfaction.

7.3	Notice and Cure Provisions

(a)	Each of the Acquiror and the Company shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would reasonably be expected to:

(i)	cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Effective Time.

(b)	The Acquiror and Gerdau may not exercise their right to terminate this Agreement pursuant to Section 7.2(c) and the Company may not exercise its right to terminate this Agreement pursuant to Section 7.2(d) unless the Party seeking to terminate the Agreement shall have delivered a written notice to the other Party or Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may exercise such termination right, until the earlier of (i) the Outside Date, and (ii) the date that is 10 business days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Company Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein). If such notice has been delivered prior to the filing of the Articles of Arrangement with the Director pursuant to Section 2.7, such filing shall be postponed until two business days after the expiry of such period.

7.4	Effect of Termination

If this Agreement is terminated in accordance with Section 7.2, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations or liability hereunder except as provided in Sections 2.4(b), 2.5(d), 2.9, 2.10, 5.2, 5.6, 5.7, 5.8, 6.3, 6.4, 6.5 9.1, 9.2, 9.3, 9.7, 9.9, 9.11, 9.12 and this Section 7.4 and the Confidentiality Agreement and as otherwise expressly contemplated hereby. Nothing in this Section 7.4 shall relieve any Party of liability for any breach of this Agreement prior to its termination.

7.5	Amendment

(a)	Subject to Section 7.5(b), this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(iii)	modify any of the conditions precedent referred to in Article 8 or any of the covenants herein contained or modify performance of any of the obligations of the parties.

(b)	The Company agrees to amend the Plan of Arrangement at any time prior to the Effective Time to include such other terms and conditions determined to be necessary or desirable by the Acquiror, provided that the Plan of Arrangement shall not be amended in any manner which has the effect of reducing the aggregate consideration payable under the Arrangement or which is otherwise materially prejudicial to the Public Shareholders.

7.6	Waiver

The Company and the Acquiror may:

(a)	waive, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto,

(b)	extend the time for the performance of any of the obligations or acts of the other Parties;

(c)	waive any of the covenants herein contained for their respective benefit or waive any of the obligations of the other hereto;

(d)	waive the fulfillment of any condition to its own obligations contained herein, only to the extent the fulfillment of such condition is intended for its benefit provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 8

CONDITIONS

8.1	Mutual Condition Precedents

The obligations of the Parties to complete the Arrangement are subject to the satisfaction or waiver by the Parties on or before the Effective Date of each of the following conditions, which are for the mutual benefit of each of the Acquiror and the Company and which may only be waived, in whole or in part, by the mutual consent of each of the Acquiror and the Company:

(a)	the Interim Order shall have been obtained in form and substance satisfactory to each of the Acquiror and the Company, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either the Acquiror or the Company, each acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution, in form and substance acceptable to the Acquiror and the Company, acting reasonably, shall have been approved at the Company Meeting by not less than the Required Vote, in accordance with the Interim Order;

(c)	the Final Order shall have been obtained in form and substance satisfactory to each of the Acquiror and the Company, acting reasonably, and shall not have been set aside or modified in any manner unacceptable to either the Acquiror or the Company, each acting reasonably, on appeal or otherwise;

(d)	no (i) applicable Law shall be in effect (and no applicable Law shall have been amended) or (ii) Legal Action by a Governmental Entity shall be commenced or be pending or threatened in writing that, in either case, (A) makes consummation of the Arrangement illegal, (B) prohibits, enjoins or otherwise restrains (whether temporarily or permanently) the Company and the Acquiror from consummating the Arrangement or would materially delay the completion of the Arrangement, (C) if the Arrangement were consummated, would reasonably be expected to cause Company Material Adverse Effect or (D) seeks to prohibit or limit the ownership or operation by Gerdau or the Acquiror of any material portion of the business or assets of the Company or to compel Gerdau or the Acquiror or any of their affiliates to dispose of or hold separate any material portion of the business or assets of the Company or any of its subsidiaries as a result of the Arrangement; and

(e)	this Agreement shall not have been terminated in accordance with its terms.

8.2	Additional Conditions Precedent to the Obligations of the Acquiror and Gerdau

The obligation of the Acquiror and Gerdau to complete the Arrangement shall be subject to the satisfaction or waiver by the Acquiror, on or before the Effective Date, of each of the following conditions, which are for the exclusive benefit of the Acquiror and Gerdau and which may only be waived, in whole or in part, by the Acquiror and Gerdau:

(a)	all covenants of the Company under this Agreement to be performed on or before the Effective Date shall have been duly performed by the Company in all material respects, except for the covenants set forth in Section 5.1(b) and Section 5.1(d)(iv) which shall have been duly performed by the Company in all respects, and the Company shall have provided the Acquiror and Gerdau with a certificate, addressed to the Acquiror and Gerdau and dated as of the Effective Date, signed on behalf of the Company by two of its senior executive officers certifying such performance as of the Effective Date;

(b)	disregarding any Company Material Adverse Effect or materiality qualifiers contained therein, the Non-Core Representations shall be true and correct in all respects as of the Effective Time with the same force and effect as if made on and as of the Effective Date (except (i) to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of such earlier date, or (ii) as affected by this Agreement), except to the extent that any inaccuracy in any of the Non-Core Representations individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. The Core Representations shall be true and correct in all respects as of the Effective Time with the same force and effect as if made on the Effective Date (except (i) to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of such earlier date, or (ii) as affected by this Agreement). The Company shall have provided the Acquiror and Gerdau with a certificate, addressed to the Acquiror and Gerdau and dated as of the Effective Date, signed on behalf of the Company by two of its senior executive officers certifying such accuracy as of the Effective Date;

(c)	between the date hereof up to and including the Effective Date, there shall not have occurred any Company Material Adverse Effect or any event or occurrence that would reasonably be expected to have a Company Material Adverse Effect; and

(d)	the aggregate number of Common Shares held, directly or indirectly, by Public Shareholders who have properly exercised Dissent Rights in connection with the Arrangement shall not exceed 5% of the outstanding Common Shares.

8.3	Additional Conditions Precedent to the Obligations of the Company

The obligation of the Company to complete the Arrangement shall be subject to the satisfaction or waiver by the Company on or before the Effective Date of each of the following conditions, which are for the exclusive benefit of the Company and which may only be waived, in whole or in part, by the Company:

(a)	all covenants of the Acquiror and Gerdau under this Agreement to be performed on or before the Effective Date shall have been duly performed by the Acquiror and Gerdau in all material respects, and the Acquiror shall have provided the Company with a certificate, addressed to the Company and dated as of the Effective Date, signed on behalf of the Acquiror by two of its senior executive officers certifying such performance as of the Effective Date; and

(b)	the representations and warranties of the Acquiror and Gerdau set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects and all other representations and warranties of the Acquiror and Gerdau set forth in this Agreement shall be true and correct in all material respects, in each case as of the Effective Time, with the same force and effect as if made on and as of the Effective Time (except (i) to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of such earlier date, or (ii) as affected by this Agreement), and the Acquiror shall have provided the Company with a certificate, addressed to the Company and dated as of the Effective Date, signed on behalf of the Acquiror by two of its senior executive officers certifying such accuracy as of the Effective Date.

ARTICLE 9

GENERAL PROVISIONS

9.1	Public Notices

All public notices to third parties and all other publicity concerning the Arrangement shall be jointly planned and coordinated by the Parties and no Party shall act unilaterally in this regard without the prior written approval of the other Parties, such approval not to be unreasonably withheld or delayed, except to the extent that the Party making such notice is required to do so by applicable Laws in circumstances where prior consultation with the other Parties is not practicable, provided concurrent notice to the other Parties is provided.

9.2	Notices to Parties

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by a Party by notice to the others given in accordance with these provisions):

(a)	if to the Acquiror or Gerdau:

Gerdau S.A.
Av. Farrapos, 1811
Porto Alegre, RS
CEP: 90220-005

Attention: Osvaldo Schirmer and Expedito Luz
Facsimile: 55-51-3323-2288
E-Mail: osvaldo.schirmer@gerdau.com.br / expedito.luz@gerdau.com.br with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

Attention: Alan Klein
Facsimile: (212) 455-2000
E-Mail: aklein@stblaw.com

- and -

Goodmans LLP
Suite 3400, 333 Bay Street
Toronto, Ontario M5H 2S7

Attention: Jonathan Lampe and Michael Partridge
Facsimile: (416) 979-1234
E-Mail: jlampe@goodmans.ca / mpartridge@goodmans.ca

(b)	if to the Company:

4221 W. Boy Scout Boulevard
Suite 600
Tampa, Florida 33631
United States of America

Attention: Barbara R. Smith and Robert E. Lewis
Facsimile: (813) 207-2251
Email: basmith@gerdauameristeel.com / rlewis@gerdauameristeel.com with a copy to (which shall not constitute notice):

Torys LLP
79 Wellington Street West, Suite 3000
Box 270, TD Centre
Toronto, Ontario M5K 1N2

Attention: Karrin Powys-Lybbe and John Emanoilidis
Facsimile: (416) 865-7380
Email: kpowys-lybbe@torys.com / jemanoilidis@torys.com

9.3	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement.

9.4	Further Assurances

Each Party shall use all commercially reasonable efforts do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments as reasonably required by any other Party as necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

9.5	Expenses

Except as otherwise specifically provided in this Agreement (including Section 2.4(b), 2.5(d), 5.2, 6.2, 6.3 and 6.4), each Party to this Agreement shall pay its respective legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the negotiation, preparation or execution of this Agreement, and all documents and instruments executed or delivered pursuant to this Agreement, as well as any other costs and expenses incurred.

9.6	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.

9.7	Consent

Where a provision of this Agreement requires an approval or consent by a Party to this Agreement and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement (except as otherwise expressly provided herein or where the Parties have mutually agreed to extend the time for the provision of such written notification), then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

9.8	Entire Agreement

This Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof. There are no other covenants, agreements, representations, warranties, conditions, whether direct or collateral, express or implied, that form part of or affect this Agreement except as otherwise provided in this Agreement. The execution of this Agreement has not been induced by, nor do any of the Parties rely upon or regard as material, any representations, promises, agreements or statements not incorporated into this Agreement including any documents or information in any due diligence examinations and data reviews. This Agreement shall not be amended, added to or qualified except by written agreement signed by all of the Parties.

9.9	Assignment and Enurement

Each of the Acquiror and Gerdau may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, their respective affiliates, provided that if such assignment and/or assumption takes place, the Acquiror and/or Gerdau, as the case may be, shall continue to be liable jointly and severally with such subsidiary or affiliate, as the case may be, for all of its obligations hereunder. This Agreement shall not be otherwise assignable by any Party without the prior written consent of the other Parties hereto. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

9.10	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.11	Waiver

Except as otherwise expressly set forth herein, no waiver of any provision of this Agreement shall be binding unless it is in writing. No indulgence or forbearance by a Party shall constitute a waiver of such Party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement, at any other time.

9.12	No Third Party Beneficiaries

Except as provided in Sections 2.10, 5.6, 5.7 and 5.8, and except for the rights of the Company Shareholders to receive the consideration for their Common Shares following the Effective Time pursuant to the Arrangement, which rights are hereby acknowledged and agreed by the Acquiror, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement. The Acquiror appoints the Company as the trustee for the directors, officers and employees of the Company and its subsidiaries of the covenants of the Acquiror and Gerdau with respect to those individuals as specified in Sections 2.10, 5.6, 5.7 and 5.8 of this Agreement and the Company accepts such appointment.

9.13	Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF Gerdau, Acquiror and the Company have caused this Agreement to be executed as of the date first written above.

GERDAU S.A.

By:	“Ósvaldo Burgos Schirmer”
Name: Osvaldo Burgos Schirmer
Title: Vice President

GERDAU STEEL NORTH AMERICA INC.

By:	“Ósvaldo Burgos Schirmer”
Name: Osvaldo Burgos Schirmer
Title:   Director

GERDAU AMERISTEEL CORPORATION

By:	“Robert E. Lewis”
Name: Robert E. Lewis

Title:	Vice President, General Counsel and Corporate Secretary

SCHEDULE A

PLAN OF ARRANGEMENT

Please see Annex A to the Amending Agreement

SCHEDULE B

ARRANGEMENT RESOLUTION

Please see Exhibit A to the Circular

AMENDING AGREEMENT

This amending agreement (this “Agreement”) which amends the arrangement agreement (the “Arrangement Agreement”) dated as of June 29, 2010 among Gerdau S.A., Gerdau Steel North America Inc. (the “Acquiror”) and Gerdau Ameristeel Corporation (the “Corporation”) is made as of July 7, 2010. Capitalized terms used in this Agreement but not otherwise defined have the meanings ascribed thereto in the Arrangement Agreement.

Reference is made to the disclosure by CIBC Mellon Trust Company, subsequent to the date of the Arrangement Agreement, that all Common Shares required to be purchased under the Co-Steel Share Loan Plan had been purchased and, as a result, 29,471 more Common Shares were outstanding on the Record Date than had been contemplated in the Arrangement Agreement and there is no Co-Steel Cash Amount to be paid or credited in connection with the Arrangement.

As a result of that disclosure, Gerdau S.A., the Acquiror and the Corporation have agreed to amend the Arrangement Agreement pursuant to, and as expressly provided by, this Agreement.

A.	The Arrangement Agreement is amended as follows:

1.	Amendment of Section 1.1(cc). Section 1.1 (cc) of the Arrangement Agreement:

‘‘(cc) “Co-Steel Cash Amount” means the product of (i) the aggregate number of Common Shares which were required to be purchased on behalf of participants in the Co-Steel Share Loan Plan pursuant to the Co-Steel Share Loan Plan and which had not been purchased as at the Effective Time and (ii) the Acquisition Price;”

is hereby deleted in its entirety and the following is substituted therefor:

‘‘(cc) Intentionally Deleted;”

2.	Amendment of Section 1.1(dd). Section 1.1 (dd) of the Arrangement Agreement:

‘‘(dd) “Co-Steel Indebtedness Amount” means the total amount of indebtedness outstanding pursuant to the Co-Steel Share Loan Plan as at the Effective Time;”

is hereby deleted in its entirety and the following is substituted therefor:

‘‘(dd) Intentionally Deleted;”

3.	Amendment to Section 2.8. Section 2.8 of the Arrangement Agreement:

“2.8	Payment of Consideration

The Acquiror will, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director, provide the depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) to pay the consideration for (a) all of the Common Shares to be acquired pursuant to the Arrangement and (b) the participants in the Co-Steel Loan Program pursuant to Section 2.10(k)(i).”

is hereby deleted in its entirety and the following is substituted therefor:

“2.8	Payment of Consideration

The Acquiror will, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director, provide the depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) to pay the consideration for all of the Common Shares to be acquired pursuant to the Arrangement.”

4.	Amendment to Section 2.10(k). Section 2.10(k) of the Arrangement Agreement:

‘‘(k) each participant in the Co-Steel Share Loan Plan shall have his or her employee loan under the Co-Steel Share Loan Plan become immediately due and payable and shall be entitled to:

(i)	if such participant’s Co-Steel Indebtedness Amount is less than such participant’s Co-Steel Cash Amount as at the Effective Time, receive a cash amount equal to (A) the Co-Steel Cash Amount for such participant less (B) the Co-Steel Indebtedness Amount for such participant; or

(ii)	if such participant’s Co-Steel Indebtedness Amount is greater than the participant’s Co-Steel Cash Amount as at the Effective Time, a reduction of the Co-Steel Indebtedness Amount for such participant in the amount of the Co-Steel Cash Amount for such participant.”

is hereby deleted in its entirety and the following is substituted therefor:

‘‘(k) each participant in the Co-Steel Share Loan Plan shall have his or her employee loan under the Co-Steel Share Loan Plan become immediately due and payable.”

5.	Amendment to Section 3.1(c). Section 3.1(c) of the Arrangement Agreement is hereby amended by deleting the reference to “433,540,966” in the first sentence thereof and replacing said reference with “433,570,437”.

6.	Amendment to Section 3.1(u). Section 3.1(u) of the Arrangement Agreement:

‘‘(u) Co-Steel Share Loan Plan.  As of June 18, 2010, the Co-Steel Indebtedness Amount was C$282,378.27 and an aggregate of up to 29,471 Common Shares are required to be purchased pursuant to the Co-Steel Share Loan Plan.”

is hereby deleted in its entirety and the following is substituted therefor:

‘‘(u) Co-Steel Share Loan Plan.  As of June 18, 2010, the Co-Steel Indebtedness Amount was C$282,378.27 and no additional Common Shares are required to be purchased pursuant to the Co-Steel Share Loan Plan.”

7.	Amendment of Schedule A. Schedule A to the Arrangement Agreement is amended in its entirety to read as does Annex A hereto.

8.	Amendment of Schedule B. Schedule B to the Arrangement Agreement is amended in its entirety to read as does Annex B hereto.

B.	The Arrangement Agreement, as specifically amended by this Agreement, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. On and after the effectiveness of this Agreement, each reference in the Arrangement Agreement to “Agreement” “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby” or words of like import referring to the Arrangement Agreement shall mean and be a reference to the Arrangement Agreement as amended by this Agreement.

C.	This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar copy shall be legally effective to create a valid and binding and the counterparts collectively are to be conclusively deemed to be one instrument.

D.	This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF Gerdau S.A., the Acquiror and the Corporation have caused this Agreement to be executed as of the date first written above.

GERDAU S.A.

By:	“Ósvaldo Burgos Schirmer”
Name: Osvaldo Burgos Schirmer

Title:	Vice President

GERDAU STEEL NORTH AMERICA INC.

By:	“Ósvaldo Burgos Schirmer”
Name: Osvaldo Burgos Schirmer

Title:	Director

GERDAU AMERISTEEL CORPORATION

By:	“Robert E. Lewis”
Name: Robert E. Lewis

Title:	Vice President, General Counsel and Corporate Secretary

Annex A

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, the following words, terms and expressions (and all grammatical variations thereof) shall have the following meanings:

“Acquiror” means Gerdau Steel North America Inc., a corporation governed by the laws of Canada, and any successor corporation thereto;

“Acquisition Price” means cash consideration of $11.00 per Common Share;

“Amending Agreement” means the amending agreement dated July 7, 2010 among Gerdau, the Acquiror and the Company, including all schedules and exhibits and all instruments supplementing, amending, modifying, restating or otherwise confirming the Amending Agreement, in each case in accordance with the terms thereof;

“Arrangement” means the arrangement involving Gerdau, the Acquiror and the Company under the provisions of Section 192 of the CBCA, on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with applicable provisions of the Arrangement Agreement, the applicable provisions of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Gerdau, the Acquiror and the Company;

“Arrangement Agreement” means the arrangement agreement dated June 29, 2010, as amended by the Amending Agreement, among Gerdau, the Acquiror and the Company, including all schedules and exhibits and all instruments supplementing, amending, modifying, restating or otherwise confirming the Arrangement Agreement, in each case in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Company Shareholders to be considered and, if thought fit, passed by the Company Shareholders at the Company Meeting, to be in substantially the form and content of Schedule “B” to the Arrangement Agreement, with such changes as may be agreed to by the Acquiror and the Company, each acting reasonably;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued pursuant to Section 192(7) of the CBCA;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Gerdau Ameristeel Corporation, a corporation governed by the laws of Canada;

“Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Arrangement Agreement and the Interim Order for the purpose of considering and, if thought fit, approving, the Arrangement Resolution;

“Company Shareholders” means the holders of the Common Shares;

“Court” means the Ontario Superior Court of Justice;

“Depositary” means CIBC Mellon Trust Company, or such other person as is appointed to act as depositary for the purposes of the Arrangement by the Company and the Acquiror, each acting reasonably;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 4;

“Dissenting Shareholder” means a Company Shareholder who exercises Dissent Rights in respect of the Arrangement in strict compliance with the procedures for exercising Dissent Rights described in Article 4 and does not withdraw such dissent prior to the Effective Time;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such later time on the Effective Date as the Acquiror may designate in writing prior to the Effective Date;

“Final Order” means the final order of the Court under section 192 of the CBCA, in a form acceptable to the Company and the Acquiror, acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Acquiror, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Acquiror, each acting reasonably) on appeal;

“Gerdau” means Gerdau S.A., a corporation governed by the laws of Brazil, and any successor corporation thereto;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self- regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“holders” means, when used with reference to the Common Shares, the registered holders of the Common Shares as shown in the register maintained by or on behalf of the Company in respect of the Common Shares;

“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.3 of the Arrangement Agreement, in a form acceptable to the Company and the Acquiror, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court (with the consent of both the Company and the Acquiror, each acting reasonably);

“Letter of Transmittal” means the letter of transmittal sent by the Company to holders of Common Shares for use in connection with the Arrangement;

“Liens” means any hypothecations, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims;

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status; and

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the provisions of this Plan of Arrangement, the applicable provisions of the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Acquiror and the Company, each acting reasonably;

1.2	Definitions in Arrangement Agreement

All terms used in this Plan of Arrangement that are not defined in Section 1.1 or elsewhere herein and that are defined in the Arrangement Agreement shall have the respective meanings specified in the Arrangement Agreement.

1.3	Certain Rules of Interpretation

In this Plan of Arrangement:

(a)	Time. Time is of the essence in and of this Plan of Arrangement.

(b)	Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

(c)	Business Days. Whenever any action to be taken or payment to be made pursuant to this Plan of Arrangement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

(d)	Currency. Unless otherwise specified, all references to amounts of money in this Plan of Arrangement refer to the lawful currency of the United States.

(e)	Headings. The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Plan of Arrangement into Articles and Sections and the insertion of a table of contents shall not affect the interpretation of this Plan of Arrangement.

(f)	Plurals and Genders. The use of words in the singular or plural, or referring to a particular gender, shall not limit the scope or exclude the application of any provision of this Plan of Arrangement to such persons or circumstances as the context otherwise permits.

(g)	Statutory References. Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.

ARTICLE 2

BINDING EFFECT

2.1	Binding Effect

This Plan of Arrangement shall become effective at the Effective Time and, at and after the Effective Time, shall be binding on:

(a)	the Company;

(b)	Gerdau;

(c)	the Acquiror;

(d)	the Company Shareholders (including all Dissenting Shareholders) and beneficial owners of Common Shares;

(e)	the holders of all Awards; and

(f)	the participants of the Co-Steel Share Loan Plan,

in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

ARTICLE 3

THE ARRANGEMENT

3.1	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further authorization, act or formality on the part of any person:

(a)	the Longhi LTIP Shares held in the Executive Long Term Incentive Plan Trust shall revert to the Company for no consideration and be cancelled and Gerdau shall deposit to the Executive Long Term Incentive Plan Trust that number of ADSs equal to the number of Longhi LTIP Shares held in the Executive Long Term Incentive Plan Trust multiplied by the Exchange Ratio in substitution therefore and shall, in the future, deposit additional ADSs to the Executive Long Term Incentive Plan Trust based on the number of Common Shares that are required to be delivered to the Executive Long Term Incentive Plan Trust multiplied by the Exchange Ratio;

(b)	the Common Shares held by each Dissenting Shareholder shall be deemed to be transferred (free and clear of any Liens) to the Acquiror, and:

(i)	the Acquiror shall be obligated to pay such Dissenting Shareholder the amount determined in accordance with Section 4.1 for such Common Shares;

(ii)	such Dissenting Shareholder shall cease to be the holder of such Common Shares and shall cease to have any rights as a holder of such Common Shares, other than the right to be paid the amount determined in accordance with Section 4.1 for such Common Shares;

(iii)	such Dissenting Shareholder’s name shall be removed as the holder of such Common Shares from the register of Common Shares maintained by or on behalf of the Company; and

(iv)	the Acquiror shall be deemed to be the holder of such Common Shares (free and clear of any Liens) and shall be entered as the holder of such Common Shares in the register of Common Shares maintained by or on behalf of the Company;

(c)	each Common Share (other than Common Shares held by (i) Dissenting Shareholders and (ii) Gerdau and its subsidiaries) shall be transferred (free and clear of all Liens) by the holder thereof to the Acquiror and:

(i)	the Acquiror shall, subject to Article 5, be obligated to pay such holder an amount of cash equal to the Acquisition Price in exchange for each Common Share transferred;

(ii)	such holder shall cease to be the holder of such Common Shares and shall cease to have any rights as a holder of such Common Shares, other than the right, subject to Article 5, to receive the amount of cash that such holder is entitled to receive in exchange for such Common Shares in accordance with Section 3.1(c)(i), in each case less any amounts required to be withheld, in accordance with Section 5.4;

(iii)	such holder’s name shall be removed as the holder of such Common Shares from the register of Common Shares maintained by or on behalf of the Company; and

(iv)	the Acquiror shall be deemed to be the holder of such Common Shares (free and clear of any Liens) and shall be entered as the holder of such Common Shares in the register of Common Shares maintained by or on behalf of the Company;

(d)	new equity based compensation plans shall be adopted by Gerdau with terms in all respects the same as the Company Equity Plans;

(e)	the LTIP shall be amended with respect to SARs and Phantom Shares held by Canadian Awardholders and the SAR Plan and the SIS Plan shall be amended with respect to SARs held by Canadian Awardholders to provide that such Phantom Shares and SARs will be based on ADSs;

(f)	each outstanding Phantom Share granted under the LTIP and held by a Canadian Awardholder shall be amended to provide that such Phantom Shares will be in respect of ADSs with the number of Phantom Shares adjusted using the Exchange Ratio;

(g)	each outstanding SAR granted under the SAR Plan, the SIS Plan and the LTIP and held by a Canadian Awardholder shall be amended to provide that such SARs will be in respect of ADSs with both the number and base price of SARs adjusted using the Exchange Ratio;

(h)	each outstanding PSU and RSU, and each Phantom Share held by a U.S. Awardholder shall be cancelled and Gerdau shall grant, in exchange for each such award, a new restricted share unit, performance share unit, or phantom share, as applicable, on the same terms and conditions, mutatis mutandis, as the cancelled PSUs, RSUs, and Phantom Shares but in respect of ADSs, with the number of such PSUs, RSUs and Phantom Shares adjusted using the Exchange Ratio;

(i)	each outstanding Option and SAR (other than the SARs held by Canadian Awardholders under the SAR Plan, the SIS Plan and the LTIP) shall be cancelled and Gerdau shall grant, in exchange for each such award, a new option or share appreciation right, as applicable, having the same vesting date, expiry date and other terms and conditions, mutatis mutandis, as the cancelled Options and SARs but in respect of ADSs, with both the number of Options and SARs and the exercise price or base price of the Options and SARs adjusted using the Exchange Ratio;

(j)	the Co-Steel Share Loan Plan and the Company Equity Plans (other than the LTIP, the SAR Plan and the SIS Plan) shall be cancelled;

(k)	the Directors Plan shall be cancelled and the Company shall redeem each outstanding DSU for consideration equal to the Acquisition Price;

(l)	the Longhi Employment Agreement shall be amended such that (a) Gerdau will assume the obligation under the Longhi Employment Agreement to provide ADSs, and (b) all references to Common Shares contained therein are amended to refer to ADSs with the number of Common Shares adjusted using the Exchange Ratio;

(m)	each participant in the Co-Steel Share Loan Plan shall have his or her employee loan under the Co-Steel Share Loan Plan become immediately due and payable; and

(n)	the exchanges, payments and cancellations contemplated by this Section 3.1 shall be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Time or after the Effective Date.

3.2	Adjustments to Consideration

The Acquisition Price shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Common Shares (to the extent permitted pursuant to the Arrangement Agreement)), reorganization, recapitalization or other like change with respect to the Common Shares (to the extent permitted pursuant to the Arrangement Agreement) occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Rights of Dissent

Subject to Section 4.2(a), a holder of Common Shares immediately prior to the Effective Time may exercise rights of dissent (“Dissent Rights”) in accordance with the procedures set out in Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to such Common Shares in connection with the Arrangement provided that the written notice of dissent to the Arrangement Resolution contemplated by Section 190(5) of the CBCA must be received by the Company at least two business days prior to the date of the Company Meeting or any date to which the Company Meeting is postponed or adjourned. Each Dissenting Shareholder who is:

(a)	ultimately entitled to be paid fair value for such Common Shares, shall (i) be paid an amount in cash that is equal to the fair value of such Common Shares immediately prior to the adoption of the Arrangement Resolution at the Company Meeting, and (ii) not be entitled to any other payment or consideration, including any payment or consideration that would have been payable under the Arrangement had such Dissenting Shareholder not exercised Dissent Rights in respect of such Common Shares; or

(b)	ultimately not entitled, for any reason, to be paid such fair value for such Common Shares, shall be deemed to have participated in the Arrangement with respect to such Common Shares, as of the Effective Time, on the same basis as a holder of Common Shares that did not exercise Dissent Rights.

4.2	Recognition of Dissenting Shareholders

(a)	In no circumstance shall Gerdau, the Acquiror, the Company or any other person be required to recognize a person as a Dissenting Shareholder (i) unless such person is the holder of the Common Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time, (ii) if such person has voted or instructed a proxy holder to vote such Common Shares in favor of the Arrangement Resolution, or (iii) unless such person has strictly complied with the procedures for exercising Dissent Rights described in Section 4.1 and does not withdraw such dissent prior to the Effective Time.

(b)	For greater certainty, (i) in no circumstances shall Gerdau, the Acquiror, the Company or any other person be required to recognize a Dissenting Shareholder as the holder of any Common Share in respect of which Dissent Rights have been validly exercised at and after the completion of the steps contemplated in Section 3.1 and (ii) in addition to any other restrictions under Section 190 of the CBCA, holders of Awards shall not be entitled to exercise dissent rights with respect to such Awards.

ARTICLE 5

CERTIFICATES

5.1	Exchange of Certificates for Cash

(a)	At and after the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more outstanding Common Shares (other than Common Shares held by (i) Dissenting Shareholders and (ii) Gerdau and its subsidiaries), shall be deemed at all times to represent only the right, subject to this Article 5, to receive the cash payable in exchange for such Common Shares, less any amounts required to be withheld in accordance with Section 5.4, and any certificate so surrendered shall forthwith be cancelled.

(b)	At or before the Effective Time, the Acquiror shall deposit or cause to be deposited with the Depositary, for the benefit of the persons that were holders of Common Shares immediately prior to the Effective Time (other than (i) Dissenting Shareholders and (ii) Gerdau and its subsidiaries), an amount of cash equal to the aggregate cash payable for all of the Common Shares to be transferred to the Acquiror pursuant to Section 3.1(c), less any amounts required to be withheld in accordance with Section 5.4. The cash deposited with the Depositary shall be held in an interest-bearing account and any interest earned on such funds shall be for the account of the Acquiror.

(c)	Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more outstanding Common Shares that were exchanged for cash in accordance with Section 3.1(c), together with a duly completed Letter of Transmittal, such other documents and instruments as would have been required to effect the transfer of the Common Shares formerly represented by such certificate under the terms of such certificate, the CBCA or the articles of the Company, and such other documents and instruments as the Depositary may reasonably require, the person that was the holder of such Common Shares shall be entitled to receive, and as promptly as practicable after the Effective Time the Depositary shall deliver to such holder, the cash payable in exchange for such Common Shares, less any amount withheld pursuant to Section 5.4.

5.2	Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Common Shares that were exchanged pursuant to Section 3.1(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and upon such person otherwise complying with the provisions of Section 5.1, such person shall be entitled to receive, in accordance with the provisions of this Article 5, the cash payment to which such person is entitled pursuant to Section 5.1, less any amount withheld pursuant to Section 5.4; provided that, as a condition precedent to any such issuance or payment, such person shall have provided a bond satisfactory to the Company and Acquiror, in such amount as the Company or Acquiror may direct, or otherwise indemnify the Company, the Acquiror and Gerdau in a manner satisfactory to the Company, the Acquiror and Gerdau against any claim that may be made against the Company, the Acquiror or Gerdau with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Extinction of Rights

Any (i) certificate that immediately prior to the Effective Time represented outstanding Common Shares that were exchanged pursuant to Section 3.1(c) that is not deposited in the manner required by Section 5.1 prior to the sixth anniversary of the Effective Date or (ii) any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains on or before the sixth anniversary of the Effective Date shall, in either case, cease to represent a claim or interest of any kind or nature. On such date, any cash to which the holder of such certificate would otherwise have been entitled and any right or claim to payment hereunder that remains outstanding, as applicable, shall be deemed to have been surrendered for no consideration to the Acquiror. None of Gerdau, the Company, the Acquiror or the Depositary shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

5.4	Withholding Rights

The Company, the Acquiror, Gerdau and the Depositary shall be entitled to deduct and withhold from any consideration, dividend or other distribution otherwise payable to any holder of Common Shares such amounts as the Company, the Acquiror, Gerdau or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under Canadian or United States tax laws or any other applicable law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing agency.

5.5	Interest

Under no circumstances shall interest accrue or be paid by the Acquiror, Gerdau or the Depositary to persons depositing certificates pursuant to Section 5.1, regardless of any delay making any payment contemplated by this Article 5.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	The Company and the Acquiror may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) agreed to in writing by the Company and the Acquiror, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court and (iv) communicated to the Company Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that the Acquiror shall have consented thereto in writing) with or without any other prior notice or communication, and, if so proposed and approved at the Company Meeting in the manner required by the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Acquiror and the Company, and (ii) if required by the Court, it is approved by the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Gerdau or the Acquiror, provided that it concerns a matter that in the opinion of Gerdau or the Acquiror, acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any person that, immediately prior to the Effective Time, was a holder of Common Shares.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

Notwithstanding that the transactions contemplated in this Plan of Arrangement shall occur and be deemed to occur in the order set out in Section 3.1 and shall become effective without any further act or formality, each of the Company, the Acquiror and Gerdau shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

Annex B

SCHEDULE B

ARRANGEMENT RESOLUTION

Please see Exhibit A to the Circular

EXHIBIT C
INTERIM ORDER

[final court – stamped version will be provided for printing purposes]	Court File No. 10-8779-00CL
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	WEDNESDAY, THE 7th DAY OF
)
MADAM JUSTICE HOY	)	JULY 2010
IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED AND RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE
AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING GERDAU AMERISTEEL CORPORATION AND ITS SECURITYHOLDERS, GERDAU S.A. AND GERDAU STEEL NORTH AMERICA INC.
GERDAU AMERISTEEL CORPORATION
Applicant
INTERIM ORDER
          THIS MOTION made by the applicant, Gerdau Ameristeel Corporation (“Gerdau Ameristeel”), pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) for an interim order for advice and directions in connection with the within application (the “Application”), was heard this day at 330 University Avenue, Toronto, Ontario.
          ON READING the notice of application, the notice of motion and the affidavit of Robert E. Lewis (the “Lewis Affidavit”) sworn June 30, 2010 and the exhibits thereto, the affidavit of John Emanoilidis sworn July 6, 2010 and the exhibits thereto and the affidavit of Peter Bryce sworn July 7, 2010 and the exhibits thereto, and on hearing the submissions of counsel for Gerdau Ameristeel and counsel for Gerdau S.A. and Gerdau Steel North America Inc., and on

being advised of the letter of non-appearance delivered by the Director appointed under the CBCA (the “CBCA Director”),
Definitions
1.         THIS COURT ORDERS that all capitalized terms not otherwise defined in this order shall have the meanings ascribed thereto in the draft notice of meeting and accompanying management proxy circular of Gerdau Ameristeel (the “Circular”) attached as Exhibit “A” to the Lewis Affidavit.
The Meeting
2.         THIS COURT ORDERS that Gerdau Ameristeel shall be permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Gerdau Ameristeel on August 10, 2010 at 10 a.m. (Toronto time) at TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, at which Shareholders will be asked, among other things, to consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution, a copy of which is attached as Exhibit “A” to the Circular, to authorize, adopt and approve the Arrangement and Plan of Arrangement.
3.         THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the notice of the Meeting forming part of the Circular (the “Notice”), the CBCA, the articles and by-laws of Gerdau Ameristeel, and the terms of this order and any further order of this Honourable Court.
4.         THIS COURT ORDERS that the only persons entitled to attend at the Meeting shall be:
(a)	the Shareholders or their respective proxy holders;

(b)	the officers, directors, auditors and advisors of Gerdau Ameristeel;

(c)	the CBCA Director;

(d)	representatives and advisors of Gerdau S.A. and Gerdau Steel North America Inc.;

(e)	holders of Options, SARs, PSUs, RSUs, DSUs and Phantom Shares, Mario Longhi, and participants in the Co-Steel Inc. Key Employee Share Loan Plan as amended and restated as of June 12, 2001; and

(f)	other persons who may receive the permission of the Chair of the Meeting.
Amendments to the Arrangement and Plan of Arrangement
5.         THIS COURT ORDERS that Gerdau Ameristeel is authorized, without additional notice to the Shareholders, or others entitled to receive notice under this order, to make such amendments, revisions and/or supplements to the Arrangement and/or to the Plan of Arrangement as it may determine in accordance with the Arrangement Agreement, and the Arrangement and the Plan of Arrangement, as so amended, revised and/or supplemented, shall be the Arrangement and the Plan of Arrangement to be submitted to the Shareholders at the Meeting, and shall be the subject of the Arrangement Resolution. If any amendments, modifications or supplements referred to in this paragraph would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail or by the method most reasonably practicable in the circumstances, as Gerdau Ameristeel may determine.
Record Date
6.         THIS COURT ORDERS that the record date (the “Record Date”) for determining Shareholders entitled to receive the Notice and the Circular (including the forms of proxy for use by such Shareholders) shall be the close of business on June 18, 2010.
Adjournments and Postponements
7.         THIS COURT ORDERS that Gerdau Ameristeel, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting, on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement or first setting a new Record Date. Notice of any such adjournment or postponement shall be given by such method as Gerdau Ameristeel may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.
Notice of the Meeting
8.         THIS COURT ORDERS that Gerdau Ameristeel shall give notice of the Meeting substantially in the form of the Notice, subject to Gerdau Ameristeel’s ability to change dates and other relevant information in the final form of Notice. The Notice shall be mailed or delivered in accordance with paragraph 11 of this order. Failure or omission to give notice in accordance with paragraph 11 of this order, as a result of mistake or of events beyond the control of Gerdau Ameristeel, shall not constitute a breach of this order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Gerdau Ameristeel, Gerdau Ameristeel shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.
Solicitation and Revocation of Proxies
9.         THIS COURT ORDERS that Gerdau Ameristeel is authorized to use proxies at the Meeting substantially in the form of proxy accompanying the Circular and in the manner set out in the Circular, subject to Gerdau Ameristeel’s ability to insert dates and other relevant information in the final form of proxy. Gerdau Ameristeel is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Gerdau Ameristeel may waive, in its discretion, the time limits for the deposit of proxies by Shareholders if Gerdau Ameristeel deems it advisable to do so.
10.       THIS COURT ORDERS that a Registered Shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so in accordance with the procedure described in the Circular or in any other manner permitted by law.

Method of Distribution of Meeting Materials and Court Materials
11.       THIS COURT ORDERS that Gerdau Ameristeel is hereby authorized to distribute the Circular (which shall contain the notice of application, this order and the Notice), the form of proxy, the Letter of Transmittal and any other communications or documents determined by Gerdau Ameristeel to be necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), as follows:
(a)	to Registered Shareholders, to the Director appointed under the CBCA, to the directors of Gerdau Ameristeel and to the auditor of Gerdau Ameristeel, respectively, by mailing same by pre-paid ordinary mail (or, alternatively, by delivery in person or by courier or, where consent has been obtained, by email or facsimile), not later than twenty-one (21) days prior to the date established for the Meeting in the Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of Gerdau Ameristeel as of the Record Date, or such later date as Gerdau Ameristeel may determine in accordance with the CBCA; and

(b)	to Non-Registered Shareholders of Gerdau Ameristeel, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators.
12.       THIS COURT ORDERS that Gerdau Ameristeel is hereby authorized to distribute the notice of application, this order, the Circular, and any other communications or documents determined by Gerdau Ameristeel to be necessary or desirable (collectively, the “Court Materials”) to (a) Mario Longhi, (b) the holders of Options, SARs, PSUs, RSUs, DSUs and Phantom Shares and (c) participants in the Co-Steel Inc. Key Employee Share Loan Plan as amended and restated as of June 12, 2001, by mailing same by pre-paid ordinary mail (or, alternatively, by delivery in person or by courier or, where consent has been obtained, by email or facsimile), concurrently with the distribution described in paragraph 11 of this order. Distribution to such persons shall be to their addresses as they appear on the books and records of Gerdau Ameristeel as of the Record Date.

13.       THIS COURT ORDERS that Gerdau Ameristeel is authorized to make such amendments, revisions, updates and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised, updated and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 11 and 12 of this order.
14.       THIS COURT ORDERS that Gerdau Ameristeel is hereby authorized to make such amendments, revisions, updates and/or supplements to the Meeting Materials and Court Materials other than the Circular as Gerdau Ameristeel may determine.
15.       THIS COURT ORDERS that any amendments, revisions, updates and/or supplements to any of the information contained in the Meeting Materials or Court Materials may be communicated by press release, by posting such amendments, revisions, updates and/or supplements on the website of Gerdau Ameristeel, by newspaper advertisement, by delivery in one of the manners contemplated by paragraph 11, or by such other method as Gerdau Ameristeel determines is the most reasonably practicable and appropriate form of communication in the circumstances.
Deemed Receipt
16.       THIS COURT ORDERS that the Meeting Materials or Court Materials, as the case may be, shall be deemed for the purposes of this order to have been received,
(a)	in the case of mailing, three (3) days after delivery thereof to the post office;

(b)	in the case of delivery in person, upon receipt thereof at the intended recipient’s address;

(c)	in the case of electronic delivery, upon delivery;

(d)	in the case of facsimile transmission, upon receiving confirmation of transmission; and

(e)	in the case of delivery by courier, one (1) Business Day after receipt by the courier.

17.       THIS COURT ORDERS that distribution of the Meeting Materials or Court Materials, as the case may be, pursuant to paragraphs 11 and 12 of this order shall constitute good and sufficient service and notice thereof upon all such persons of the Meeting and the within Application. Further, no other form of service of the Meeting Materials or Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to the persons described in paragraphs 11 and 12 of this order or to any other persons.
18.       THIS COURT ORDERS that accidental failure or omission to distribute the Meeting Materials or Court Materials, as the case may be, in accordance with paragraphs 11 and 12 of this order, or the non-receipt of the Meeting Materials or Court Materials by any person, as a result of inadvertence or of events beyond the control of Gerdau Ameristeel shall not constitute a breach of this order and shall not invalidate any resolution passed or proceedings taken at the Meeting.
If any such failure, omission or non-receipt is brought to the attention of Gerdau Ameristeel, then Gerdau Ameristeel shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.
Quorum
19.       THIS COURT ORDERS that the quorum for the Meeting shall be two or more persons present in person or represented by proxy holding in the aggregate 25% of the outstanding Common Shares.
Voting at the Meeting
20.       THIS COURT ORDERS that the only persons entitled to vote at the Meeting in person or by proxy on the Arrangement Resolution shall be the Registered Shareholders as at the close of business on the Record Date.
21.       THIS COURT ORDERS that the Arrangement Resolution shall be considered passed at the Meeting if it is approved by not less than (i) 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote; and (ii) a simple majority of the votes cast by Public Shareholders present in person or represented by proxy at the Meeting and entitled to vote. Such vote shall be sufficient to authorize and direct Gerdau

Ameristeel to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.
22.       THIS COURT ORDERS that in respect of the vote on the Arrangement Resolution,
(a)	each Shareholder is entitled to one vote for each Common Share held;

(b)	illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast; and

(c)	proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.
Dissent Rights
23.       THIS COURT ORDERS that Registered Shareholders shall be entitled to exercise dissent rights in connection with the Arrangement Resolution in the manner set out in section 190 of the CBCA (except as the procedures of that section are varied by this order and the Plan of Arrangement), provided that any Registered Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Gerdau Ameristeel in the form required by the CBCA which written objection must be received by Gerdau Ameristeel not later than 5:00 p.m. (Eastern Daylight Time) two business days immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the CBCA. For purposes of any dissent proceedings in respect of the Arrangement, the “court” referred to in section 190 of the CBCA means this Honourable Court.
24.       THIS COURT ORDERS that Registered Shareholders who duly exercise the dissent rights set out in paragraph 23 above, and who are:
(a)	ultimately entitled to be paid fair value for their Common Shares, shall (i) be paid an amount in cash that is equal to the fair value of such Common Shares immediately prior to the adoption of the Arrangement Resolution at the Meeting, and (ii) not be entitled to any other payment or consideration, including any payment or consideration that would have been payable under the Arrangement had the Dissenting Shareholder not exercised dissent rights in respect of such Common Shares; or

(b)	ultimately not entitled, for any reason, to be paid fair value for their Common Shares, shall be deemed to have participated in the Arrangement with respect to such Common Shares, as of the Effective Time, on the same basis as a Registered Shareholder that did not exercise dissent rights;
but in no case shall Gerdau Ameristeel, Gerdau S.A. or Gerdau Steel North America Inc. or any other person or entity be required to recognize a person as a Dissenting Shareholder (i) unless such person is the Registered Shareholder in respect of which dissent rights are purported to be exercised immediately prior to the Effective Time, or (ii) if such person has voted or instructed a proxy holder to vote such Common Shares in favour of the Arrangement Resolution, or (iii) unless such person has otherwise strictly complied with the procedures for exercising dissent rights set out in paragraph 23 above and does not withdraw such dissent prior to the Effective Time. The names of Dissenting Shareholders shall be deleted from the register of the Registered Shareholders at the Effective Time.
Hearing of Application for Approval of the Arrangement
25.       THIS COURT ORDERS that, following the vote on the Arrangement Resolution pursuant to the provisions of paragraphs 20 to 22 hereof, Gerdau Ameristeel shall be permitted to apply to this Honourable Court for final approval of the Arrangement pursuant to the within notice of application.
26.       THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the within Application shall be:
(a)	Gerdau Ameristeel;

(b)	the CBCA Director;

(c)	Gerdau S.A. and Gerdau Steel North America Inc.; and

(d)	any person who has filed a notice of appearance in accordance with the provisions of this order, the notice of application and the Rules of Civil Procedure.
27.       THIS COURT ORDERS that any notice of appearance served in response to the notice of application, and any materials to be served in connection with the hearing of the application, shall be served on five (5) days’ notice on counsel for Gerdau Ameristeel at the following address:
Torys LLP
Suite 3000
Box 270 TD Centre
79 Wellington Street West
Toronto, Ontario
Canada M5K 1N2
Attention: Linda Plumpton
Tel: 416.865.8193
Fax: 416.865.7380
E-mail: lplumpton@torys.com
with a copy to counsel for Gerdau S.A. and Gerdau Steel North America Inc. at the following address:
Goodmans LLP
Suite 3400, 333 Bay Street
Toronto, Ontario M5H 2S7
Attention: Tom Friedland
Tel: 416.597.4218
Fax: 416.979.1234
E-mail: tfriedland@goodmans.ca
28.       THIS COURT ORDERS that in the event the within application for final approval does not proceed on the date set forth in the notice of application, and is adjourned or postponed, only those persons set out in paragraph 26 shall be entitled to be given notice of the adjourned date or postponed date.

29.       THIS COURT ORDERS that any materials to be filed by Gerdau Ameristeel in support of the within application for final approval of the Arrangement may be filed up to one (1) day prior to the hearing of the Application without further order of this Honourable Court.
Precedence
30.       THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy with respect to the matters provided for in this order, between this order and the terms of any instrument creating, governing or collateral to the Common Shares or the articles or by-laws of Gerdau Ameristeel, then this order shall govern.
Extra-Territorial Assistance
31.       THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any Province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or any other country to act in aid of and to assist this Honourable Court in carrying out the terms of this order.
Variance
32.       THIS COURT ORDERS that the Applicant shall be entitled to seek leave to vary this order upon such terms and upon the giving of such notice as this Honourable Court may direct.
Transact other Business
33.       THIS COURT ORDERS that, at the Meeting, Gerdau Ameristeel may also transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Meeting.

/s/ Joanne Nicoara
ENTERED AT / INSCRIT À TORONTO	Joanne Nicoara
ON / BOOK NO:	Registar, Superior Court of Justice
LE / DANS LE REGISTRE NO.:
JUL 08 2010
PER / PAR: JSN

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED AND RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE	Court File No. 10-8779-00CL

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING GERDAU AMERISTEEL CORPORATION AND ITS SECURITYHOLDERS, GERDAU S.A. AND GERDAU STEEL NORTH AMERICA INC.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

INTERIM ORDER

Torys LLP
79 Wellington St. W., Suite 3000
Box 270, TD Centre
Toronto, Ontario
Canada M5K 1N2

Linda Plumpton LSUC#: 38400A)
Tel: 416.865.8193

Justin Necpal LSUC#: 56126J
Tel: 416.865.8202
Fax: 416.865.7380

Lawyers for the Applicant,
Gerdau Ameristeel Corporation

EXHIBIT D
NOTICE OF APPLICATION FOR FINAL ORDER

[final court – stamped version will be provided for printing purposes]	Court File No. 10-8779-00CL
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED AND RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING GERDAU AMERISTEEL CORPORATION AND ITS SECURITYHOLDERS, GERDAU S.A. AND GERDAU STEEL NORTH AMERICA INC.
GERDAU AMERISTEEL CORPORATION
Applicant
NOTICE OF APPLICATION
TO THE RESPONDENTS:
          A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the applicant appears on the following page.
          THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on August 12, 2010, at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario.
          IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.
          IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2:00 p.m. on the day before the hearing, unless at an earlier date as ordered by the Court.

          IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

/s/ Joanne Nicoara
Date	June 28, 2010	Issued by	Registrar Superior Court of Justice
Local registrar

330 University Avenue
Toronto, Ontario

TO:	ALL HOLDERS OF COMMON SHARES OF GERDAU AMERISTEEL CORPORATION

AND TO:	ALL HOLDERS OF OPTIONS, DSUs AND OTHER SECURITIES OF GERDAU AMERISTEEL CORPORATION

AND TO:	THE DIRECTORS OF GERDAU AMERISTEEL CORPORATION

AND TO:	THE AUDITORS OF GERDAU AMERISTEEL CORPORATION

AND TO:	THE DIRECTOR Corporations Canada Industry Canada 9th Floor, Journal Tower South 365 Laurier Avenue West Ottawa, Ontario K1A 0C8

AND TO:	GOODMANS LLP Bay Adelaide Centre 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7

Tom Friedland Tel: 416.597.4218 Fax: 416.979.1234

Lawyers for Gerdau S.A. and Gerdau Steel North America Inc.

APPLICATION
1.	THE APPLICANT MAKES APPLICATION FOR:
(a)	an interim order for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) with respect to a proposed arrangement (the “Arrangement”) involving Gerdau Ameristeel Corporation (“Gerdau Ameristeel”) and its securityholders, Gerdau S.A. and Gerdau Steel North America Inc.;

(b)	an order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and

(c)	such further and other relief as this Honourable Court may deem just.
2.	THE GROUNDS FOR THE APPLICATION ARE:
(a)	Gerdau Ameristeel is a company governed by the CBCA, the headquarters of which are located in Toronto, Ontario;

(b)	the common shares of Gerdau Ameristeel are listed and traded on the TSX and NYSE;

(c)	the proposed Arrangement is an “arrangement” as defined in section 192(1) of the CBCA;

(d)	the matters sought to be effected by the proposed Arrangement cannot practicably be effected under any other provision of the CBCA;

(e)	Gerdau Ameristeel is not insolvent within the meaning of section 192(2) of the CBCA;

(f)	section 192 of the CBCA;

(g)	the Arrangement is put forward in good faith and is fair and reasonable to the parties affected;

(h)	all preconditions to the approval of the Arrangement by the Court, including all statutory requirements under the CBCA, have been fulfilled or will be fulfilled by the date of the return of this Application;

(i)	certain of the holders of common shares of Gerdau Ameristeel are resident outside of Ontario and will be served pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any interim order for advice and directions granted by this Honourable Court;

(j)	rules 14.05(2) and 38 of the Rules of Civil Procedure;

(k)	National Instrument 54-101 (Communication with Beneficial Owners of Securities of a Reporting Issuer) of the Canadian Securities Administrators; and

(l)	such further and other grounds as counsel may advise and this Honourable Court may permit.
3.	THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:
(a)	this Notice of Application;

(b)	such interim order as may be granted by this Honourable Court;

(c)	affidavit evidence to be sworn on behalf of Gerdau Ameristeel, and the exhibits thereto;

(d)	further affidavit evidence to be sworn on behalf of Gerdau Ameristeel reporting as to compliance with any interim order and the results of any meeting conducted pursuant to such interim order; and

(e)	such further and other material as counsel may advise and this Honourable Court may permit.

June 28, 2010	TORYS LLP
Suite 3000
Box 270, TD Centre
79 Wellington Street West
Toronto, Ontario
M5K 1N2 Canada

Linda Plumpton LSUC#: 38400A
Tel: 416.865.8193

Justin Necpal LSUC#: 56126J
Tel: 416.865.8202
Fax: 416.865.7380

Lawyers for the Applicant,
Gerdau Ameristeel Corporation

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED AND RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE	Court File No. 10-8779-00CL

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING GERDAU AMERISTEEL CORPORATION AND ITS SECURITYHOLDERS, GERDAU S.A. AND GERDAU STEEL NORTH AMERICA INC.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at Toronto

NOTICE OF APPLICATION

Torys LLP
79 Wellington St. W., Suite 3000
Box 270, TD Centre
Toronto, Ontario
Canada M5K 1N2

Linda Plumpton LSUC#: 38400A)
Tel: 416.865.8193

Justin Necpal LSUC#: 56126J
Tel: 416.865.8202
Fax: 416.865.7380

Lawyers for the Applicant,
Gerdau Ameristeel Corporation

EXHIBIT E
VALUATION AND FAIRNESS OPINION

RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: (416) 842-2000

June 1, 2010
The Special Committee of the Board of Directors
Gerdau Ameristeel Corporation
4221 W. Boy Scout Blvd., Suite 600
Tampa, Florida USA 33607
To the Special Committee:
            RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Gerdau S.A. (“Gerdau”) proposes to acquire, by way of a plan of arrangement, all of the outstanding common shares (the “Shares”) of Gerdau Ameristeel Corporation (the “Company”) not already owned by Gerdau and its associates and affiliates (the “Transaction”). Gerdau currently owns, directly or indirectly, approximately 66.3% of the Shares. Under the Transaction, holders of Shares other than Gerdau and its associates and affiliates (the “Minority Shareholders”) will receive $11.00 in cash for each Share held. The terms of the Transaction will be more fully described in a management information circular (the “Circular”), which will be mailed to the holders of Shares in connection with the Transaction.
            RBC also understands that a committee (the “Special Committee”) of the board of directors (the “Board”) of the Company who are independent of Gerdau has been constituted to consider the Transaction and make recommendations thereon to the Board. RBC was instructed by the Special Committee that the Transaction is a “business combination” within the meaning of Multilateral Instrument 61-101 (“Ml 61-101”). The Special Committee has retained RBC to provide advice and assistance to the Special Committee in evaluating the Transaction, including the preparation and delivery to the Special Committee of a formal valuation of the Shares (the “Valuation”) in accordance with the requirements of Ml 61-101 and RBC’s opinion (the “Fairness Opinion”) as to the fairness of the consideration under the Transaction from a financial point of view to the Minority Shareholders. The Valuation and Fairness Opinion have been prepared in accordance with the guidelines for formal valuations and fairness opinions of the Investment Industry Regulatory Organization of Canada.
            All dollar amounts herein are expressed in United States dollars, unless stated otherwise.
Engagement
            The Special Committee initially contacted RBC regarding a potential advisory assignment in mid-April 2010, and RBC was formally engaged by the Special Committee through an agreement between the Company and RBC (the “Engagement Agreement”) dated April 19, 2010. The terms of the Engagement Agreement provide that RBC is to be paid C$1,500,000 for the Valuation and Fairness Opinion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Valuation and Fairness Opinion in their entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada and in the United States.

Relationship With Interested Parties
            Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Gerdau or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Gerdau or any of their associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement. There are no understandings, agreements or commitments between RBC and the Company, Gerdau or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Gerdau or any of their respective associates or affiliates. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Valuation or the Fairness Opinion or the successful outcome of the Transaction.
            RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Gerdau or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Gerdau or the Transaction.
Credentials of RBC Capital Markets
            RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Valuation and the Fairness Opinion expressed herein represent the opinions of RBC and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture, valuation, and fairness opinion matters.
Scope of Review
            In connection with our Valuation and Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:
1.	audited financial statements of the Company for each of the five years ended December 31, 2005 through 2009;

2.	the unaudited interim report of the Company for the quarter ended March 31, 2010;

3.	annual reports of the Company for each of the two years ended December 31, 2008 and 2009;

4.	the Notice of Annual Meeting of Shareholders and Management Proxy Circulars of the Company for each of the two years ended December 31, 2008 and 2009;

5.	annual information forms of the Company for each of the two years ended December 31, 2008 and 2009;

6.	historical segmented financial information of the Company by operating segment for each of the three years ended December 31, 2007 through 2009 and the period ended March 31, 2010;
RBC CAPITAL MARKETS

7.	unaudited historical financial statements for Gallatin Steel Company (“Gallatin”) for each of the five years ended December 31, 2005 through 2009;

8.	the unaudited interim report of Gallatin for the quarter ended March 31, 2010;

9.
unaudited projected financial statements for the Company on a consolidated basis and segmented by operating segment prepared by management of the Company for the years ending December 31, 2010 through 2012 (the “Management Projections”);

10.	the internal management budget of Gallatin for the year ending December 31, 2010 (the “Gallatin Budget”);

11.
unaudited projected financial statements of Gallatin, prepared by management of Gallatin, for the years ending December 31, 2011 and 2012 (the “Gallatin Projections” and collectively with the Management Projections and Gallatin Budget, the “Projections”);

12.	internal management and Board presentations regarding the Company’s strategic plan, acquisition history and financial and operating performance;

13.	discussions with senior management of the Company;

14.	discussions with the Special Committee, the other independent member of the Board and legal counsel to the Special Committee;

15.	discussions with the Company’s auditors;

16.	site visits to certain of the Company’s facilities;

17.	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

18.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

19.	public information regarding the steel manufacturing industry;

20.
representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Valuation and Fairness Opinion are based; and

21.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.
            RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC.
Prior Valuations
            The Company has represented to RBC that there have not been any prior valuations (as defined in Ml 61-101) of the Company or its material assets or its securities in the past twenty-four month period.
Assumptions and Limitations
            With the Special Committee’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the “Information”). The Valuation and Fairness Opinion are conditional upon such completeness, accuracy and fair
RBC CAPITAL MARKETS

presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.
            Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Valuation and Fairness Opinion was, at the date the Information was provided to RBC, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation or Fairness Opinion.
            In preparing the Valuation and Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Transaction will be met.
            The Valuation and Fairness Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Valuation and Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Transaction.
            The Valuation and Fairness Opinion have been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of RBC. The Valuation and Fairness Opinion are given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation or Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation or Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Valuation or Fairness Opinion.
            RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation or Fairness Opinion. The preparation of a valuation or fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Neither the Valuation nor the Fairness Opinion are to be construed as a recommendation to any holder of Shares as to whether to vote in favour of the Transaction.
RBC CAPITAL MARKETS

Overview of the Company
            The Company and its operating subsidiaries carry on business in the steel manufacturing industry across North America, operating 19 mini-mills (including one 50% owned mini-mill), 24 scrap recycling facilities and 56 downstream operations (including eight majority owned joint venture fabrication facilities). The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission, and equipment manufacturing. The Company has two operating segments, mini-mills and downstream operations.
            The Company’s mini-mills operating segment manufactures and markets a wide range of steel products, including reinforcing steel bar (rebar), merchant bars, structural shapes, beams, special sections, coiled wire rod and, through a joint venture, flat rolled sheet. Over 90% of the raw material feed for the Company’s mini-mill operations is recycled steel scrap, making the Company the second largest steel recycler in North America. Twelve of the mini-mills are provided with scrap by a Company-owned network of 24 scrap recycling facilities.
            The Company’s downstream operating segment processes steel, principally produced in the Company’s mini-mills, into value-added products. The Company’s downstream operations consist of rebar fabrication and epoxy coating, railroad spike operations, cold drawn products, super light beam processing and the production of elevator guide rails, grinding balls, wire mesh and wire drawing.
            The Company has annual manufacturing capacity of approximately 12 million tons of mill finished steel products. For the twelve months ended March 31, 2010, the Company had shipments of 5.6 million tons, sales of $4.3 billion, and earnings before interest, taxes, depreciation, and amortization (“EBITDA”) of $395 million. At March 31, 2010, the Company had reported total assets of approximately $6.5 billion.
Definition of Fair Market Value
            For purposes of the Valuation, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act. RBC has not made any downward adjustment to the value of the Shares to reflect the liquidity of the Shares, the effect of the Transaction or the fact that the Shares held by Minority Shareholders do not form part of a controlling interest.
Valuation of the Shares
            Valuation Methods
            RBC valued the Shares on a going concern basis using a discounted cash flow (“DCF”) analysis. RBC also reviewed precedent transactions in the steel manufacturing industry in North America, however the multiples paid in such precedent transactions were deemed to have limited applicability given the different point of the business cycle in which most of these transactions occurred. RBC also reviewed trading multiples of public companies involved in the steel manufacturing industry in North America from the perspective of whether a public market analysis might exceed DCF or precedent transaction values for the Shares. However, RBC concluded that public company multiples implied values that were below the DCF values. Given the foregoing and
RBC CAPITAL MARKETS

that public company values generally reflect minority discount values rather than “en bloc” values, RBC did not rely on this methodology in determining the value of the Shares.
            Discounted Cash Flow Analysis
            The DCF approach takes into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the Company. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values.
                      Assumptions
            As a basis for the development of projected future cash flows, RBC reviewed the Projections for the years ending December 31, 2010 through December 31, 2012 and other information provided by and discussed with management of the Company. RBC developed a 5-year base case scenario covering the period from the date hereof to December 31, 2010 and the years ending December 31, 2011 through 2014 (the “RBC Base Case”) for the purpose of the DCF analysis. RBC accepted the assumptions under the Projections for the years ending December 31, 2011 and 2012, except for working capital levels which were adjusted after discussions with management of the Company. Based on discussions with management and first quarter results, RBC adjusted certain assumptions in the Projections for the year ending December 31, 2010, as described below. The major assumptions for the years ending December 31, 2013 and 2014 and the terminal year in the RBC Base Case are also outlined below.
            Year ending December 31, 2010
            Based on first quarter results (three months ended March 31, 2010) which were materially higher than the Management Projections, and management’s expectation that this trend will continue, RBC increased expected EBITDA for the year ending December 31, 2010 by $157.2 million (to $607.3 million), primarily as a result of increased product shipments in the mini-mill business unit and lower than projected manufacturing costs.
            Years ending December 31, 2013 and 2014

            Revenues
            RBC assumed revenue growth of 9.3% for the year ending December 31, 2013 as compared to 2012 and 10.7% for the year ending December 31, 2014 as compared to 2013, in both cases due to a combination of increased product shipments and improved metal spreads (the difference between selling prices and scrap metal costs).
            EBITDA margin
            RBC assumed an EBITDA margin (excluding distributions from Gallatin) of 19.3% of revenue for the year ending December 31, 2013 and 21.1% of revenue for the year ending December 31, 2014, in both cases driven by a combination of higher metal spreads and lower manufacturing costs per ton, due in part to the benefit of higher product volumes resulting in higher capacity utilization.
RBC CAPITAL MARKETS

            Terminal Year
            The terminal year in the RBC Base Case is assumed to be representative of average financial results over a complete business cycle, and was based in part on the Company’s financial results achieved over the period from December 31, 2004 through December 31, 2009, on a pro forma basis as if the acquisition of Chaparral Steel Company had occurred at the start of this period.
            RBC Base Case Free Cash Flows
            The following table provides a summary of the free cash flows under the RBC Base Case:

RBC Base Case Free Cash Flows	Year Ending December 31,
(US$ millions)	2010P	2011P	2012P	2013P	2014P	Terminal

Shipments (000’s tons)	4,133.7	7,160.2	7,924.1	8,478.7	9,072.3	8,200.0

Revenue	3,112.6	5,966.5	6,713.0	7,337.2	8,123.3	7,094.2
EBITDA(1)	389.2	1,091.0	1,356.7	1,507.8	1,816.1	1,259.7
Less: Cash Taxes	(13.8)	(232.3)	(318.3)	(361.4)	(462.5)	(370.9)
Less: Capital Expenditures	(158.2)	(200.1)	(201.2)	(225.0)	(225.0)	(200.0)
Less: Changes in Non-Cash Working Capital	130.2	(93.0)	(90.3)	(120.1)	(133.6)	(13.5)
Less: Pension Cash Contribution	(52.2)	(71.1)	(71.1)	(71.1)	(71.1)	-

Free Cash Flow	$295.2	$494.6	$675.8	$730.2	$923.9	$675.3

(1)	Includes distributions from Gallatin
            Sensitivity Analysis
            In completing our DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the RBC Base Case free cash flows. Variables sensitized included tons shipped, metal spreads, manufacturing costs, margins, capital expenditures and working capital levels, discount rates and terminal value assumptions. The results of these sensitivity analyses are reflected in our judgment as to the appropriate values resulting from the DCF approach.
            Discount Rates
            RBC selected appropriate discount rates to apply to our projected unlevered free cash flows by utilizing the Capital Asset Pricing Model (“CAPM”) approach to determine an appropriate weighted average cost of capital (“WACC”). This approach calculates WACC based on an assumed optimal capital structure for the Company. The Company’s optimal capital structure was chosen based upon a review of the capital structures of comparable companies and the risks faced by the Company and the steel manufacturing industry. The CAPM approach calculates the cost of equity capital as a function of the risk-free rate of return, the volatility of equity prices in relationship to a benchmark (“beta”) and a premium for equity risk. The CAPM approach calculates the cost of debt as a function of the risk-free rate of return plus an appropriate borrowing spread to reflect credit risk, assuming an optimal capital structure. The assumptions used by RBC in estimating WACC for the Company are provided below:
RBC CAPITAL MARKETS

Cost of Debt
Risk free rate	3.7%
Borrowing spread	2.8%
Pre-tax cost of debt	6.5%
Tax rate	35.0%
After tax cost of debt	4.2%

Cost of Equity
Risk free rate	3.7%
Equity risk premium	5.0%
Unlevered beta	1.55
Levered beta (1)	1.88
After tax cost of equity	13.1%

Optimal Capital Structure	25% debt/75% equity

WACC Calculated From Above	10.9%

(1)	Assuming 25% debt/75% equity.
            Based on the foregoing analysis, taking into account sensitivity analyses on the variables selected above, RBC utilized a discount rate of 10.5% to 11.5%.
            Terminal Value
            Two approaches to the calculation of terminal values were considered by RBC for the DCF analysis: (i) a multiple of EBITDA in the terminal year; and (ii) growth in perpetuity of free cash flow in the terminal year.
            The EBITDA multiple range used to calculate the terminal value was 5.5x to 6.5x. These multiples were selected based on our analysis of precedent transactions, historical trading multiples over the last five years, our assessment of the risk and growth prospects for the Company beyond the terminal year and the long-term outlook for the North American steel industry past the terminal year.
            The growth in perpetuity of free cash flow methodology capitalized terminal year free cash flow at the WACC less a growth factor determined by reference to expected free cash flow growth beyond the projection period of 0.5% to 1.5% per annum. In selecting this range of growth rates, RBC took into consideration the outlook for long-term inflation, growth prospects for the Company beyond the terminal year and the outlook for the North American steel industry beyond the terminal year.
            Summary of Discounted Cash Flow Analysis
            The DCF approach, including taking into account the sensitivity analysis as described above, generates values in the range of $11.00 to $13.00 per Share.
            Precedent Transaction Analysis
            RBC reviewed the available public information with respect to recent transactions in the steel manufacturing industry in North America. Although the transactions set forth in the table below are generally in businesses related to those of the Company, RBC determined that the multiples for these transactions are of limited applicability, given the different point of the business cycle in which most of these transactions occurred.
RBC CAPITAL MARKETS

(US$ millions, unless otherwise noted)

				Enterprise	Enterprise	Enterprise
				Value /	Value /	Value /
Announce			Enterprise	LTM	Ton of	Tons
Date	Acquiror	Target	Value	EBITDA	Capacity	Shipped
Mini Mill

16-Jun-08	Arcelor Mittal	Bayou Steel Corp.	$475	n/a	n/a	$931
20-May-08	Severstal International	Esmark Inc.	$1,006	nmf	$402	$950
14-Mar-08	Evraz Group S.A.	IPSCO (N.A. Tubular Assets)	$4,025	9.6x	$1,660	$2,683
09-Dec-07	Evraz Group S.A.	Claymont Steel Holdings, Inc.	$573	8.3x	$1,155	$1,348
10-Jul-07	Gerdau Ameristeel	Chaparral Steel Company	$4,003	8.6x	$1,483	$1,763
03-May-07	SSAB Svenskt	IPSCO Inc.	$8,213	8.0x	$1,910	$1,985
20-Nov-06	Evraz Group	Oregon Steel Mills	$2,310	7.2x	$1,216	$1,423
18-Oct-05	Steel Dynamics	Roanoke Electric Steel	$281	3.4x	$375	$375

Mean				7.5x	$1,171	$1,432
Median				8.1x	$1,216	$1,385

            Benefits to Gerdau of Acquiring the Shares Held by Minority Shareholders
            In arriving at our opinion of the value of the Shares, we reviewed and considered whether any distinctive material value will accrue to Gerdau through the acquisition of all the Shares held by Minority Shareholders as contemplated in the Transaction. We concluded that there were no material specific operational or financial benefits that would accrue to Gerdau such as the earlier use of available tax losses, lower income tax rates, reduced operating costs, increased revenues, higher asset utilization or any other operational or financial benefits, other than the elimination of public company costs.
            Valuation Conclusion
            Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the fair market value of the Shares is in the range of $11.00 to $13.00 per Share.
Fairness Opinion
            Factors Considered
            In considering the fairness of the consideration under the Transaction from a financial point of view to the Minority Shareholders, we principally considered and relied upon the following:
i)	a comparison of the price per Share under the Transaction to the range of fair market values of the Shares under our Valuation; and

ii)	a comparison of the price per Share under the Transaction to the range of premiums paid in recent Canadian going private transactions.
RBC CAPITAL MARKETS

            Comparison of Price Per Share Under the Transaction to Valuation
            The price per Share to be paid to Minority Shareholders under the Transaction is within the range of fair market values of the Shares under our Valuation.
            Comparable Transaction Premiums
            Our review of other transactions in the Canadian equity market where controlling shareholders successfully acquired publicly traded minority interests identified 38 such transactions with an implied en bloc value over $250 million since January 2000. Success was defined as acquiring at least one-half of the minority shares outstanding at the time of the transaction. Defining the premium for this purpose as the amount by which the value per share offered under the relevant transaction exceeded the closing price of the shares on the principal trading exchange on the day immediately prior to announcement of the transaction resulted in premiums as follows:

Highest	Lowest	Mean	Median

60%	(5)%	23%	22%
            The range of premiums paid in the above transactions is very wide. Although every transaction has its own particular circumstances and direct comparison of any single transaction to the Transaction is difficult, we believe that the 38 transactions reviewed, in the aggregate, provide a useful comparison benchmark.
            The price per Share under the Transaction of $11.00 represents a premium of 53.4% to the $7.17 per Share closing market price of the Shares on June 1, 2010, the last day of trading prior to the announcement of the Transaction, which is above the range of the average premium paid for similar transactions since January 2000.
            Fairness Conclusion
            Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Transaction is fair from a financial point of view to the Minority Shareholders.
Yours very truly,
RBC DOMINION SECURITIES INC.
RBC CAPITAL MARKETS

EXHIBIT F
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190. (1)	Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2)	A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1)	The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3)	In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5)	A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6)	The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for Payment.

(7)	A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8)	A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9)	A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10)	A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11)	On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12)	A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13)	Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14)	Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15)	Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16)	If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17)	An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18)	A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19)	On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20)	On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21)	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22)	The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23)	A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24)	If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25)	If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

EXHIBIT G
INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
GERDAU AMERISTEEL

Gerdau Ameristeel’s Directors currently consists of eleven directors, each of whom will hold office until the next annual meeting of shareholders or until his successor is elected or appointed. The Corporation has an Audit Committee, a Corporate Governance Committee and a Human Resources Committee. The name, province or state and country of residence, position with the Corporation, shareholdings as at the Record Date and principal occupation of the directors and executive officers of the Corporation and Committee memberships are as shown below:

The address of the Corporation and each person listed below (unless otherwise stated) is: c/o Gerdau Ameristeel Corporation, 4221 W. Boy Scout Blvd., Suite 600, Tampa, Florida 33607.

Name, Age and
Province/State and
Country of Residence,	Major Positions with the Corporation
Citizenship	and Significant Affiliates	Principal Occupation

Phillip E. Casey, Florida, United States	Director since 2002, President until June 2005 and Chief Executive Officer until January 2006. Chairman of the Board since June 2005 Independent Common Shares: 3,109,187 (0.72%)	Chairman of the Board of the Corporation

Joseph J. Heffernan, Ontario, Canada	Director since 1996 Independent Member of:	Chairman, Clairvest Group Inc.

• the Human Resources Committee (Chair)

• the Corporate Governance Committee
Common Shares: 5,000 (0.001%)

Jorge Gerdau Johannpeter, Rio Grande do Sul, Brazil	Director since 2002, Chairman of the Board of the Corporation from 2002 until December 2005 Member of:	Chairman of the Board of Directors of Gerdau S.A.

• the Corporate Governance Committee
Common Shares: 435,668 (0.1%)

Frederico C. Gerdau Johannpeter, Rio Grande do Sul, Brazil	Director since 2002 and Vice President of the Board of Directors of Gerdau S.A. Common Shares: 1,009,232 (0.23%)	Director of Gerdau S.A.

Andre Gerdau Johannpeter, Rio Grande do Sul, Brazil	Director since 2002, Chief Executive Officer of Gerdau S.A. since January 2007 and member of the Board of Directors of Gerdau S.A. since January 2008 Member of:	Chief Executive Officer of Gerdau S.A.

• the Human Resources Committee
Common Shares: 76,000 (0.017%)

Claudio Johannpeter, Rio Grande do Sul, Brazil	Director since 2007 and Chief Operating Officer of Gerdau S.A. since January 2007 and member of the Board of Directors of Gerdau S.A. since April 2008 Common Shares: 17,600 (0.004%)	Chief Operating Officer of Gerdau S.A.

Name, Age and
Province/State and
Country of Residence,	Major Positions with the Corporation
Citizenship	and Significant Affiliates	Principal Occupation

J. Spencer Lanthier, Ontario, Canada	Director since 2000 Independent Member of:	Corporate Director

• the Audit Committee (Chair)

• the Human Resources Committee
Common Shares: 10,043 (0.002%)

Robert E. Lewis, Florida, United States	Vice President, General Counsel and Corporate Secretary of the Corporation Common Shares: 1,700 (0.0004%)	Vice President, General Counsel and Corporate Secretary of the Corporation

Mario Longhi, Florida, United States	Director since 2007, President and Chief Executive Officer of the Corporation, Vice President of Gerdau S.A. and a member of the Executive Committee of Gerdau S.A. Common Shares: 892,501 (0.21%)	President and Chief Executive Officer of the Corporation

J. Neal McCullohs, Florida, United States	Vice President Downstream Operations Group of the Corporation Common Shares: 19,635 (0.004%)	Vice President, Downstream Operations Group of the Corporation

Richard McCoy, Ontario, Canada	Director since 2006 Independent Member of:	Corporate Director

• the Human Resources Committee
Common Shares: None (0%)

Rick J Mills, Tennessee, United States	Director since 2008 Independent Member of:	Corporate Director

• the Audit Committee
Common Shares: 5,000 (0.001%)

Arthur Scace, Ontario, Canada	Director since 2003 Independent Member of:	Corporate Director

• the Corporate Governance Committee (Chair)

• the Audit Committee
Common Shares: 10,000 (0.002%)

Barbara R. Smith, Florida, United States	Vice President, Finance, Chief Financial Officer and Assistant Secretary of the Corporation Common Shares: 4,000 (0.0009%)	Vice President, Finance, Chief Financial Officer and Assistant Secretary of the Corporation

Yuan Wang Ontario, Canada	Vice President, Steel Mill Operations Common Shares: 2,200 (0.0005%)	Vice President, Steel Mill Operations

Phillip E. Casey served as President of Gerdau Ameristeel from October 2002 until June 2005, as Chief Executive Officer of Gerdau Ameristeel from October 2002 until January 2006 and as director since October 2002. He has been Chairman of Gerdau Ameristeel since June 2005. Previously, he was Chief Executive Officer and a director of Ameristeel Corporation starting in June 1994 and President of Ameristeel Corporation starting in September 1999. Mr. Casey was Chairman of the Board of Ameristeel from June 1994 until September 1999. Mr. Casey is also a director of Astec Industries, Inc.

Joseph J. Heffernan2 has been a director of Gerdau Ameristeel since 1996. He was non-executive Vice-Chairman of Gerdau Ameristeel (when it was Co-Steel Inc.) from 1999 until October 2002. Mr. Heffernan is a director of the following Canadian public company: Clairvest Group Inc. and serves as that company’s Chairman.

Jorge Gerdau Johannpeter has been working for the Gerdau group of companies since 1954. Mr. Jorge Johannpeter became an executive officer of Gerdau S.A. in 1971. He has served as Chairman of the Board of Directors of Gerdau S.A. since 1983 and he served as President of Gerdau S.A. from 1983 through 2006. Mr. Johannpeter served as Chairman of the Board for Gerdau Ameristeel from October 2002 until June 2005. He also served as President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He holds a degree in Law from the Federal University of Rio Grande do Sul, Brazil. Mr. Johannpeter is also a director of Petrobras S.A. and Chairman of Board of Metalúrgica Gerdau S.A.

Frederico C. Gerdau Johannpeter has worked for the Gerdau group of companies since 1961 and has been a director of Gerdau Ameristeel since 2002. Mr. Johannpeter became an executive officer of Gerdau S.A. in 1971 and has been a director of Gerdau S.A. since 1973. He served as Senior Vice President of Gerdau S.A.’s Executive Committee from 2002 through 2006. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul, Brazil and a Masters degree in Business, Finance, Costs and Investments from the University of Cologne, Germany. Mr. Johannpeter is also Vice Chairman of the Board of Metalúrgica Gerdau S.A.

Andre Gerdau Johannpeter has been a director of Gerdau Ameristeel since 2002 and served as Chief Operating Officer of Gerdau Ameristeel from August 2004 until March 2006 when he was named Executive Vice President of Gerdau S.A. He became Chief Executive Officer and President of Gerdau S.A.’s Executive Committee in January 2007 and a member of the Board of Directors of Gerdau S.A. in January 2008. He has also served as Chief Executive Officer of Metalúrgica Gerdau S.A. since 2007 and as Chief Executive Officer of Acos Villares S.A. since April 2009. He has been working for the Gerdau companies since 1980. Mr. Johannpeter originally became an Executive Officer of Gerdau S.A. in 1989. In 1998, Mr. Johannpeter was appointed Director of Information Systems of Gerdau S.A. and in 1999 he became Director of New Business Development of Gerdau S.A. In 2002, he was appointed Vice President, North American Operations of Gerdau S.A. Mr. Johannpeter became a director and was appointed Vice-President, Chief Operating Officer of Gerdau Ameristeel, Canadian Operations in October 2002 and was appointed Vice President, Business Development of Gerdau Ameristeel in November 2003. He received a degree in Business Management from the Catholic Pontiff University of Rio Grande do Sul, Brazil. Mr. Johannpeter is also a director of Metalúrgica Gerdau S.A.

Claudio Johannpeter has worked for the Gerdau group of companies since 1982 and has been a director of Gerdau Ameristeel since 2007. From 1992 to 2000 he was in charge of Gerdau Piratini Specialty Steels and from 2000 to 2002 he served as the Executive Director of the Gerdau S.A. Industrial Units in Brazil. From 2002 through 2006 he served as an Executive Vice President of Gerdau S.A. and oversaw the group’s Specialty Steel and Acominas operations. He has served as a member of the Board of Directors of Corporacion Sidenor in Spain since January 2006, as Chief Operating Officer of Gerdau S.A. since January 2007 and became a member of the Board of Directors of Gerdau S.A. in April 2008. He has also served as Chief Operating Officer of Metalúrgica Gerdau S.A. since 2007 and as Chief Operating Officer of Acos Villares S.A. since April 2009. He holds a degree in Metallurgy Engineering from the Federal University of Rio Grande do Sul. Mr. Johannpeter is also a director of Metalúrgica Gerdau S.A.

J. Spencer Lanthier has been a director of Gerdau Ameristeel since 2000. Mr. Lanthier is also a director of the following Canadian public companies: Biovail Corporation, RONA Inc., TMX Group Inc. and Zarlink Semiconductor Inc. Mr. Lanthier is a retired partner of KPMG Canada and acted as Chairman and Chief Executive of KPMG Canada from 1993 until his retirement in 1999.

 2   Prior to July 18, 2008, Mr. Heffernan was a director of Integral Orthopedics Inc. (“Integral”). In response to a proceeding instituted by a creditor of Integral in July 2008, an interim receiver was appointed. The court-appointed interim receiver brought a motion seeking approval of the sale of Integral’s assets and, on September 11, 2008, such order was made by the Ontario Superior Court of Justice.

Robert E. Lewis has been Vice President, General Counsel and Corporate Secretary since January 2005. Mr. Lewis was Senior Vice President, General Counsel and Secretary of Eckerd Corporation from August 1994 through January 2005. Prior to August 1994 he was an attorney and shareholder with the Tampa law firm Shackleford, Farrior, Stallings, & Evans, P.A.

Mario Longhi was appointed as President in June 2005 and as Chief Executive Officer of Gerdau Ameristeel in January 2006, replacing Mr. Casey. Mario Longhi joined Gerdau Ameristeel as President following a 23-year international career with the executive team of Alcoa Inc. Prior to his appointment at Gerdau Ameristeel, Mr. Longhi held various positions with Alcoa and served most recently as Executive Vice President, President of the Extrusions and End Products Group. Mr. Longhi received Bachelor and Masters degrees in Metallurgical Engineering from the University of Technology Maua, Brazil.

Rick J. Mills has been a director of the Corporation since 2008. Mr. Mills joined Cummins, Inc., the world’s leader in the manufacture of large diesel engines, in 1970 and served in various senior executive positions, most recently as a Corporate Vice President from 1996 until his retirement in May of 2008. He also serves on the Board of Directors of Flowserve, Inc.

J. Neal McCullohs served as Vice President Commercial and Downstream Operations Group from September 12, 2006 until 2008 when he was appointed Vice President, Downstream Operations Group. Previously he was appointed Vice President, Downstream Fabrication Group effective January 20, 2005, Vice President, Steel Business Ventures effective May 6, 2004, and Vice President, Fabricated Reinforcing Steel Products effective October 23, 2002. Mr. McCullohs has over 30 years of steel industry experience.

Richard McCoy has been a director of Gerdau Ameristeel since 2006. He was in the investment banking business for over 35 years. Prior to retiring in October 2003, Mr. McCoy was Vice Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy serves as a director and/or trustee of the following Canadian public entities: Aberdeen Asia — Pacific Income Investment Company, Ltd., Jazz Air Income Fund, Pizza Pizza Royalty Income Fund and Uranium Participation Corporation. Mr. McCoy holds a Masters of Business Administration from Richard Ivey School of Business Administration, University of Western Ontario.

Arthur Scace has been a director of Gerdau Ameristeel since 2003. Mr. Scace previously acted as counsel to McCarthy Tétrault LLP, a Canadian law firm, and is the former national chairman and managing partner of the firm. He is a director and/or trustee of the following Canadian public entities: Sceptre Investment Counsel Limited and West Jet Airlines Ltd. Mr. Scace is a Rhodes Scholar with degrees from the University of Toronto, Harvard University and Oxford University.

Barbara R. Smith became Vice President, Finance and Chief Financial Officer effective July 31, 2007. Ms. Smith has more than 25 years of experience in international and North American business activities and substantial financial experience gained at Alcoa Inc., where she served various financial roles including Group Chief Financial Officer for Aerospace, Automotive and Commercial Transportation Group, Chief Financial Officer for Alcoa Fujikura Ltd, and Director of Internal Audit. Prior to joining Gerdau Ameristeel, she served as Senior Vice President and Chief Financial Officer for FARO Technologies Inc. Ms. Smith earned a Bachelor of Science in Accounting from Purdue University in West Lafayette, Ind. She also earned the title of a certified public accountant from the State of Tennessee.

Yuan Wang became Vice President, Steel Mill Operations of the Corporation effective May 2010. He served as Vice President, Management Systems of the Corporation from April 2009 until May 2010. He served as Executive Director & Chief Representative with the Gerdau Specialty Steels Business Operation in China for Gerdau S.A. from July 2007 until April 2009 and served as Vice President of the Corporation’s Manitoba mill from 2004 through July 2007.